As filed with the Securities and Exchange Commission on July 13, 2021.

Registration No. 333-257419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Imago BioSciences, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	45-4915810
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

329 Oyster Point Blvd., 3rd Floor

South San Francisco, California 94080

(415) 529-5055

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hugh Y. Rienhoff, Jr., M.D.

Chief Executive Officer

Imago BioSciences, Inc.

329 Oyster Point Blvd., 3rd Floor

South San Francisco, California 94080

(415) 529-5055

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin A. Potter Richard A. Kline Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	C. Brophy Christensen, Jr., Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111 (415) 984-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE(3)
Common Stock, $0.0001 par value per share	8,050,000	$16.00	$128,800,000	$14,052.08

(1)	Includes 1,050,000 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid a total of $14,052.28 in connection with the previous filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 13, 2021

7,000,000 shares

Common Stock

This is an initial public offering of shares of common stock of Imago BioSciences, Inc. We are offering 7,000,000 shares of our common stock.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “IMGO.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Pfizer Inc. has agreed to purchase $20 million of our common stock in a private placement concurrent with the completion of this offering at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of such concurrent private placement.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than 7,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,050,000 shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2021.

Jefferies	Cowen	Stifel	Guggenheim Securities

Prospectus dated                , 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Imago BioSciences®, ImagoTM and our logo are some of our trademarks and service marks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks, service marks and tradenames referred to in this prospectus may appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires or as otherwise noted, references in this prospectus to the “Company,” “Imago BioSciences,” “Imago,” “we,” “us” and “our” refer to Imago BioSciences, Inc.

Imago BioSciences, Inc.

Overview

We are a clinical-stage biopharmaceutical company discovering and developing small molecule product candidates that target lysine-specific demethylase 1, or LSD1, an enzyme that plays a central role in the production of blood cells in the bone marrow. We are focused on improving the quality of life of patients with cancer and bone marrow diseases in addition to prolonging their lives. Our lead product candidate is bomedemstat for the treatment of certain myeloproliferative neoplasms, or MPNs, a family of related, chronic cancers of the bone marrow. The three most common MPNs are myelofibrosis, or MF, essential thrombocythemia, or ET, and polycythemia vera, or PV. We are currently enrolling patients in a Phase 2 clinical trial of bomedemstat for the treatment of ET and have completed enrollment for a Phase 2 clinical trial of bomedemstat for the treatment of MF. In our Phase 2 clinical trial in ET through May 18, 2021, interim and unaudited data from 28 patients demonstrates that a significant proportion of patients achieved a platelet count in the normal range within eight weeks. In our Phase 2 clinical trial in MF through May 17, 2021, interim and unaudited data from 86 patients demonstrates that bomedemstat has resulted in improvements in patient symptoms, reductions in spleen volume and reduction in mutant allele frequency, or MAF, the proportion of blood cells with mutations that drive this disease. We believe bomedemstat has the potential to address unmet medical need in MF as a monotherapy as well as in combination with inhibitors of Janus-associated kinase. Bomedemstat has been generally well-tolerated in both ET and MF patients in these trials. We are pursuing the development of bomedemstat as a potentially disease-modifying therapy in ET and MF to address the limitations of currently approved therapies. Based on the current rate of enrollment for the Phase 2 clinical trial in ET, we expect to receive FDA clearance for a registrational Phase 3 clinical trial for ET in 2022, with the first patient dosed thereafter. In addition, in 2021, we expect to support an investigator-sponsored Phase 2 clinical trial of bomedemstat in combination with ruxolitinib for the treatment of patients with MF.

LSD1, discovered in 2004, is one of over one hundred known epigenetic proteins that regulate gene expression through chemical modifications of proteins, RNA and DNA. LSD1 regulates the maturation of blood stem cells and is essential for the differentiation of progenitor cells into mature megakaryocytes and granulocytes. Given the critical role that LSD1 plays in the function of malignant blood cells, targeting LSD1 for the treatment of blood cancers offers a new mechanism for the treatment of diseases associated with high morbidity and mortality. While LSD1 is rarely mutated in cancer, elevated levels of wild-type LSD1 are common in many blood cancers and solid tumors and correlate with a poor prognosis in high-risk prostate and breast cancer patients. In published animal studies, inhibiting LSD1 had potent anti-tumor effects in cancer models including those for acute myeloid leukemia, or AML, prostate cancer and breast cancer. In addition, inhibiting LSD1 in combination with a PD-1 inhibitor, or a BCL-2 inhibitor such as venetoclax, has been shown to stop the growth of tumor cells, in contrast to the limited activity of either compound alone.

We are also developing bomedemstat and other novel LSD1-targeting product candidates for additional indications in areas of high unmet medical need. We are supporting an ongoing investigator-sponsored trial evaluating bomedemstat in PV patients who have failed at least one standard therapy. Additionally, we aim to evaluate novel LSD1 inhibitors for the treatment of hemoglobinopathies such as sickle cell disease, or SCD, and thalassemia. Finally, we are currently engaged in lead discovery of small molecules that target LSD1 for degradation and intend to identify degraders with sufficient anti-tumor activity in mouse models of prostate cancer and other cancers to nominate a clinical candidate.

Our Pipeline

Our current pipeline of product candidates targeting LSD1 in various blood cancers, and the next anticipated milestones, are summarized in the chart below.

Bomedemstat Overview

Bomedemstat is our internally-discovered, clinical-stage, small molecule product candidate designed to inhibit LSD1. We discovered bomedemstat by starting with the publicly available crystal structure of LSD1 and known inhibitors of monoamine oxidases. We designed and synthesized a series of novel analogues to optimize the selective inhibition of LSD1 as determined by enzyme and cellular assays. Because of the function of LSD1 in the brain, we have also incorporated structural elements in bomedemstat in an effort to minimize crossing the blood-brain barrier. Through these efforts, we identified bomedemstat as having the potential to show the desired specificity, selectivity and potency to advance into preclinical development. We have observed compelling activity in animal models of MPNs, including MF, which supported moving into the clinic. We showed promising Phase 1 safety and tolerability, and a favorable pharmacokinetic profile, supporting the initiation of our ongoing Phase 2 trials in MPNs.

Bomedemstat in ET

Peer-reviewed literature indicates that approximately 20% of higher-risk ET patients are either intolerant of hydroxyurea, the current standard of care, or are unable to achieve adequate reduction in platelet counts with this drug. Thus, there is significant unmet need for a therapy that can achieve, in a majority of patients, normalization of platelets and white blood cells. We are currently enrolling patients in a Phase 2 clinical trial of bomedemstat for the treatment of ET. We plan to reach target enrollment of approximately 60 patients in 2021. To be eligible for this trial, patients must be classified as high-risk for thrombosis and intolerant of or inadequately managed by a standard-of-care treatment, generally hydroxyurea. Primary endpoints of this clinical trial are safety and tolerability, as well as the reduction of platelet count to less than or equal to 400 x 109/L, in the absence of any clotting or bleeding events. We are also evaluating several exploratory endpoints, including reduction in MAF and progression to MF and AML.

As of the cut-off date of May 18, 2021, 28 patients have enrolled in this clinical trial. Of the 12 patients who have reached week 8 as of the cut-off date, the mean reduction in platelet count from baseline was 547 x 109/L at week 8, and ten patients (83%) have achieved a platelet count of less than or equal to 400 x 109/L. At 12 weeks, the mean reduction in white blood cell count was 3.3 x 109/L, and four of five patients with elevated white blood cells achieved normal white blood cell counts. All ten patients who achieved normal platelet counts also achieved normal white blood cell counts. All patients had stable hemoglobin levels. At baseline, using the validated patient-reported outcome instrument MPN10 SAF TSS, a questionnaire covering ten characteristic MPN symptoms, six patients had clinically meaningful symptoms with a total symptom score, or TSS, >10, five of whom as of the cut-off date had a decrease in TSS at week 12 and four with a decrease of >10 points. There have been no clotting or bleeding events or disease progression in any patients in this clinical trial. There has been a total of 160 adverse events, of which 78 were possibly, probably or definitely attributed to bomedemstat by the study investigator with one being a serious adverse event, or SAE, deemed unrelated to bomedemstat by the study investigator. There have been no dose-limiting toxicities or deaths related to drug as of the cut-off date. Dose-limiting toxicities would be serious toxicities related to bomedemstat that would limit the dose or the duration of treatment in the intended patient population.

Bomedemstat has received U.S. Food and Drug Administration, or the FDA, Orphan and Fast Track designation for ET, and Orphan drug designation for ET with the European Medicines Agency, or the EMA. However, there is no guarantee that Fast Track designation for bomedemstat for the treatment of ET or other expedited development and review programs will result in a faster regulatory review or regulatory approval.

We have recently held preliminary discussions with the FDA about key trial design parameters for a registrational Phase 3 program of bomedemstat for the treatment of ET. Based on these discussions, we believe a two-arm trial comparing bomedemstat to best available therapy to evaluate the normalization of hematologic parameters in the absence of hemorrhagic and thromboembolic events may provide the basis for regulatory approval for the second-line treatment of ET.

Bomedemstat in MF

To date, no pharmacologic treatment has been shown to stop the progression of MF, representing high unmet need for a potentially disease modifying therapy like bomedemstat. We have recently completed enrolling a total of 89 patients in a Phase 2 clinical trial of bomedemstat monotherapy, in patients with advanced MF who are resistant to an available approved therapy and have a platelet count of greater than or equal to 100 x 109/L. The primary, secondary and exploratory endpoints of this trial include safety and tolerability, reduction in symptoms, as measured by the MPN10 assessment and reduction in spleen volume as measured by imaging.

Of the 86 patients enrolled as of a cut-off date of May 17, 2021, 57% were deemed high-risk patients based upon the International Prognostic Scoring System, or IPSS, assessment, a standard prognostic evaluation. We have conducted deep serial DNA sequencing and mutational analysis of these patients demonstrating that 67% have two or more mutations associated with MF, and 44% have mutations in genes that put patients at high risk of progressing to AML, like ASXL1. Of the 20 patients evaluable for total symptom score, or TSS, at 24 weeks as of the cut-off date, the mean change was -33%; 18 patients (90%) achieved a reduction in TSS, and six patients (30%) achieved TSS50, a TSS reduction of 50% or greater. Of these 20 patients, 16 had TSS >20 at baseline of whom 15 (94%) achieved a reduction in TSS, and five (31%) achieved TSS50. Of the 18 patients evaluable at 24 weeks for reduction in spleen volume, or SVR, at the cut-off date, the mean change was -12%, and 16 patients (89%) had a reduction in spleen volume from baseline. As of the cut-off date, of the 38 evaluable patients treated for 12 weeks or longer, 30 patients (79%) had a stable or increased hemoglobin. In this trial, as of the cut-off date, there have been no dose-limiting toxicities or deaths related to drug. As of the cut-off date, however, 64 patients (74%) in this trial reported 1,086 AEs of which 72 were SAEs. Ten SAEs, seven Grade 3 and three Grade 2, all occurring once, were deemed by investigators as possibly, probably or definitely related to bomedemstat. See the section titled “Business—Discovery and Clinical Development of Bomedemstat—Clinical Development of Bomedemstat for Myelofibrosis.”

Based on our preclinical data using bomedemstat plus ruxolitinib in a mouse model of MF, we believe the combination of bomedemstat and ruxolitinib represents an opportunity to potentially improve the management of many patients with MF. We intend to support a two-arm Phase 2 investigator-sponsored clinical trial of this combination in patients who have had a suboptimal response to ruxolitinib and in patients who have not previously received treatment for MF. We expect this clinical trial to open in 2021 and to treat up to 10 patients in each arm of the trial.

Pending receipt of favorable results from the combination clinical trial and our ongoing monotherapy clinical trial, as well as our planned discussions with the FDA about the endpoints and control arm for a Phase 3 pivotal program in MF, we may choose to initiate a registrational Phase 3 trial for the treatment of MF. With positive results from the pivotal clinical program, we would expect to submit a New Drug Application, or NDA, seeking regulatory approval from the FDA, and a Marketing Authorization Application, or MAA, from the EMA for MF. Bomedemstat has received Orphan and Fast Track designation for MF from the FDA and Orphan and PRIME designation from the EMA. However, there is no guarantee that Fast Track designation for bomedemstat for the treatment of MF or other expedited development and review programs will result in a faster regulatory review or regulatory approval.

Additional Programs Targeting LSD1

We intend to continue to evaluate commercially meaningful opportunities for bomedemstat. For instance, we believe bomedemstat may be a viable treatment for PV, an MPN characterized by the excessive production of red blood cells for which there is no curative treatment. We believe bomedemstat may represent a novel therapeutic option for this patient population because LSD1 inhibition modulates the proliferation of malignant blood cells in animal models of PV. An ongoing investigator-sponsored Phase 2 trial is evaluating bomedemstat in up to approximately 10 patients with PV who have failed at least one standard therapy. We also believe bomedemstat may be useful for the treatment of a wide variety of other bone marrow cancers, either as a single agent or in combination with other drugs, given its role in the production of blood cells in the bone marrow. Based on our preclinical studies, we believe bomedemstat may enhance the clinical effects of pembrolizumab, a checkpoint inhibitor, in a combination treatment for solid tumors such as small cell lung cancer.

In addition, we aim to develop novel inhibitors of LSD1 to enhance levels of fetal hemoglobin which may reduce or eliminate the symptoms, morbidity and mortality from hemoglobinopathies such as sickle cell disease and thalassemia. We are currently conducting lead optimization and preclinical studies for this program, and the next milestone for the program would be to nominate a clinical candidate.

Finally, we are also currently engaged in lead discovery for small molecules which target LSD1 for degradation by harnessing normal cellular processes. We intend to identify degraders with sufficient anti-tumor activity in mouse models of prostate cancer and other cancers to nominate a clinical candidate.

Our Team

Since our founding in 2012, we have been focused on discovering and developing small-molecule inhibitors of LSD1. Hugh Y. Rienhoff, Jr., M.D., our Founder and Chief Executive Officer, previously served as Chief Executive Officer of FerroKin BioSciences, a company focused on hemoglobinopathies, until its acquisition by Shire Pharmaceuticals. Along with Dr. Rienhoff, we have assembled a highly experienced team in small molecule drug discovery and clinical development as well as developing therapeutics for hemoglobinopathies and cancer. The efforts to date in developing inhibitors for LSD1 has resulted in a set of insights and capabilities that have allowed us to achieve significant progress.

Our Strategy

We are developing internally-discovered novel inhibitors and degraders of LSD1 to improve the quality of life of patients with cancer and bone marrow diseases, in addition to prolonging their lives. In order to achieve this vision, key elements of our strategy include:

∎	Advancing bomedemstat to regulatory approval for essential thrombocythemia;

∎	Advancing bomedemstat to regulatory approval for myelofibrosis;

∎	Developing bomedemstat and other novel LSD1-targeting product candidates for additional indications, including polycythemia vera, hemoglobinopathies and solid tumors; and

∎	Retaining rights and maximizing the value of our LSD1 portfolio.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section titled “Risk Factors,” immediately following this prospectus summary. These risks include the following, among others:

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We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

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We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

∎	Our business is dependent on the successful development, regulatory approval and commercialization of our product candidates and future product candidates.

∎	We may encounter substantial delays in our clinical trials or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

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Research and development of biopharmaceutical products is inherently risky. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

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The regulatory approval process is lengthy, expensive and uncertain, and we may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our product candidates and adversely impact our ability to generate revenue, our business and our results of operations.

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Our business has been and could continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could adversely affect our operations, as well as the business or operations of our manufacturers or other third parties with whom we conduct business.

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We may develop certain of our current and future product candidates in combination with other therapies, and safety or supply issues with combination-use products may delay or prevent development and approval of our product candidates.

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We face significant competition in an environment of rapid technological and scientific change, and our failure to effectively compete may prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to successfully compete.

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If we are unable to obtain, maintain and enforce intellectual property protection directed to our current and any future technologies that we develop, others may be able to make, use or sell drugs or combination therapies substantially the same as ours, which could adversely affect our ability to compete in the market.

Concurrent Private Placement

Pfizer has agreed to purchase $20.0 million of our common stock in a private placement concurrent with the completion of this offering at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act of 1933, as amended. The closing of this offering is not conditioned upon the closing of such concurrent private placement, but the closing of the concurrent private placement is conditioned upon the closing of this offering.

Corporate Information

We were founded in March 2012 as a Delaware corporation. Our principal executive offices are located at 329 Oyster Point Blvd., 3rd Floor, South San Francisco, California 94080, and our telephone number is (415) 529-5055. Our website address is www.imagobio.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.

Implications of Being An Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

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We will present in this prospectus only two years of audited financial statements in addition to any required unaudited interim condensed consolidated financial statements with correspondingly reduced management’s discussion and analysis of financial condition and results of operations disclosure;

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We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

∎	We will provide less extensive disclosure about our executive compensation arrangements;

∎	We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements; and

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We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Common stock offered by us	7,000,000 shares.

Underwriters’ option to purchase additional shares from us	We have granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares at the initial public offering price, less underwriting discounts and commissions.

Common stock to be sold by us to Pfizer in the concurrent private placement	1,333,333 shares.

Common stock to be outstanding immediately after this offering and the concurrent private placement	30,798,988 shares (or 31,848,988 shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $94.5 million, or approximately $109.1 million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we expect to receive gross proceeds of $20.0 million from the sale of shares of common stock to Pfizer in the concurrent private placement.

We currently expect to use the net proceeds from this offering and the concurrent private placement to fund (i) the clinical development of bomedemstat for ET and MF, (ii) cGMP process development for bomedemstat, (iii) the development of bomedemstat for additional indications, and for the development of our additional pipeline candidates, (iv) our internal research expenses, and the remainder for general corporate purposes. See section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Select Market symbol	“IMGO”

The number of shares of common stock to be issued and outstanding after this offering and the concurrent private placement is based on 22,465,655 shares of common stock outstanding as of March 31, 2021 and includes an aggregate of 21,435,632 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of March 31, 2021, and excludes the following:

∎	2,976,906 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2021 having a weighted-average exercise price of $3.10 per share;

∎	259,523 shares of our common stock issuable upon the exercise of options granted subsequent to March 31, 2021, with a weighted-average exercise price of $7.06 per share;

∎	431,165 shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Plan, as amended, as of March 31, 2021;

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3,450,000 shares of common stock reserved for issuance pursuant to future awards under our 2021 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock; and

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350,000 shares of common stock reserved for issuance pursuant to future awards under our 2021 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock.

In addition, unless we specifically state otherwise, all information in this prospectus reflects and assumes the following:

∎	an 8.4-for-1 reverse stock split of our common stock and convertible preferred stock effected on July 13, 2021;

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the conversion of all shares of our outstanding convertible preferred stock as of March 31, 2021 into an aggregate of 21,435,632 shares of common stock immediately prior to the consummation of this offering;

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the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

∎	no exercise of outstanding stock options subsequent to March 31, 2021; and

∎	no exercise of the underwriters’ option to purchase up to an additional 1,050,000 shares of common stock.

Unless otherwise specified and unless the context otherwise requires, we refer to our Series A, Series B and Series C convertible preferred stock collectively as “convertible preferred stock” in this prospectus, as well as for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 8 to our audited consolidated financial statements and Note 7 to our unaudited interim condensed consolidated financial statements included in this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data for the periods indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the summary consolidated balance sheet data as of March 31, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those unaudited interim condensed consolidated financial statements.

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
Consolidated Statements of Operations Data:	(in thousands, except share and per share data)
Operating expenses:
Research and development	$8,237	$14,896	$3,692	$4,772
General and administrative	2,419	3,176	501	2,376

Total operating expenses	10,656	18,072	4,193	7,148

Loss from operations	(10,656)	(18,072)	(4,193)	(7,148)
Other income (expense), net:
Interest income	38	48	6	87
Change in fair value of convertible preferred stock tranche liability	(248)	214	(57)	—
Other income (expense), net	(36)	(20)	(1)	(48)

Total other income (expense), net	(246)	242	(52)	39

Loss before income tax expense	(10,902)	(17,830)	(4,245)	(7,109)
Income tax expense	—	(3)	—	—

Net loss	$(10,902)	$(17,833)	$(4,245)	$(7,109)

Net loss per share, basic and diluted	$(10.71)	$(17.49)	$(4.17)	$(6.90)

Weighted-average shares used in computing net loss per share, basic and diluted	1,018,119	1,019,615	1,018,119	1,030,023

Pro forma net loss per share, basic and diluted (1)		$(1.33)		$(0.32)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (1)		13,382,259		22,465,655

(1)	The unaudited pro forma net loss per share for the year ended December 31, 2020 and the three months ended March 31, 2021 were computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or on their issuance dates, if later.

The table below presents our consolidated balance sheet data as of March 31, 2021:

∎	on an actual basis;

∎

on a pro forma basis to give effect to: (i) the conversion of all shares of our convertible preferred stock outstanding as of March 31, 2021 into an aggregate of 21,435,632 shares of our common stock, which will be effective immediately prior to the consummation of this offering; (ii) the related reclassification of the convertible preferred stock aggregate carrying value to permanent equity; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

∎

on a pro forma as adjusted basis to give further effect to (1) the sale of 7,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the sale of $20 million worth of shares of common stock in the concurrent private placement to Pfizer at an assumed purchase price of $15.00 per share.

	AS OF MARCH 31, 2021
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$82,740	$82,740	$197,190
Working capital (2)	78,332	78,332	193,576
Total assets	93,378	93,378	207,034
Convertible preferred stock	162,612	—	—
Additional paid-in capital	1,879	164,490	278,939
Accumulated deficit	(77,451)	(77,451)	(77,451)
Total stockholders’ equity (deficit)	(75,562)	87,050	201,500

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus), would increase (decrease) the amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We may also increase (decrease) the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $14.0 million, based on the assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus), remains the same and after deducting the underwriting discount and commissions and estimated offering expenses payable by us remains the same. The pro forma as adjusted information is illustrative only and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, results of operations, financial condition, prospects and stock price. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale.

We are a clinical-stage biopharmaceutical company, and we have only a limited operating history upon which you can evaluate our business and prospects. Bomedemstat, our most advanced product candidate, is in Phase 2 clinical development, while our other product candidates are in the preclinical stage. We have no products approved for commercial sale and have not generated any revenue from product sales. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical, biopharmaceutical and biotechnology industry, including an ability to obtain regulatory approval of a product candidate, manufacture any product candidate at commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. You should evaluate our business in light of the substantial degree of risk for biopharmaceutical product development generally, and for clinical-stage biopharmaceutical companies in particular.

We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future.

We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2019 and 2020 were approximately $10.9 million and $17.8 million, respectively, and our net losses for the three months ended March 31, 2020 and 2021 were $4.2 million and $7.1 million, respectively. As of March 31, 2021, we had an accumulated deficit of $77.5 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, and unless and until a product candidate is clinically tested, approved for commercialization and successfully marketed. Bomedemstat and our other product candidates will require substantial additional development time and resources before we will be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop bomedemstat, our other product candidates and any future product candidates, conduct clinical trials and pursue research and development activities, and as we incur costs as a public company. Even if successful, we may never generate revenues that are significant or large enough to achieve and subsequently sustain profitability.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

We expect to incur substantial expenses as we advance bomedemstat and our other product candidates through clinical development, seek regulatory approval, prepare for and, if approved, proceed to commercialization, and continue our research and development efforts. These expenditures will include costs associated with conducting preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and supply, as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of bomedemstat, our other product candidates or any future product candidates.

As of March 31, 2021, we had capital resources consisting of cash, cash equivalents and short-term marketable securities of $82.7 million. We believe that the net proceeds from this offering, and the concurrent private placement, together with our existing cash, cash equivalents and short-term marketable securities, will allow us to fund our operating plan until at least into 2024. However, our operating plans and other demands on our capital resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Our future capital requirements depend on many factors, including:

∎

the scope, progress, results and costs of researching and developing bomedemstat, our other product candidates or any other future product candidates, and conducting preclinical studies and clinical trials, including our ongoing Phase 2 clinical trials and any delays related to the COVID-19 pandemic;

∎	the timing of, and the costs involved in, obtaining regulatory approvals for bomedemstat, our other product candidates or any other future product candidates;

∎	the number and characteristics of any additional product candidates we develop or acquire;

∎	the cost of manufacturing bomedemstat, our other product candidates and any future product candidates, including supply for clinical development as well as potential commercial use;

∎	the cost of building a sales force in anticipation of product commercialization;

∎	the cost of commercialization activities, including marketing, sales and distribution costs;

∎

our ability to establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

∎	any product liability or other lawsuits related to our products;

∎	the expenses needed to attract, hire and retain skilled personnel;

∎	the costs associated with being a public company;

∎	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio;

∎	the timing, receipt and amount of sales of any future approved products, if any; and

∎	the impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

Until and unless we can generate substantial revenues, we expect to finance our cash needs through the proceeds from this offering, a combination of equity offerings and debt financings, and potentially through license and development agreements or strategic partnerships or collaborations with third parties. Such financing may result in dilution to stockholders or granting of rights superior to those of existing stockholders, imposition of burdensome debt covenants and repayment obligations, or other restrictions that may affect our business, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets. If we raise additional funds through licensing or collaboration arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities or eliminate one or more of our development programs altogether; or delay, limit, reduce or terminate our efforts to establish manufacturing and sales and marketing capabilities or other activities that may be necessary to commercialize bomedemstat, our other product candidates or any other future product candidates, or reduce our flexibility in developing or maintaining our sales and marketing strategy.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

∎	the timing and cost of, and level of investment in, research, development and commercialization activities, which may change from time to time;

∎

the timing and success or failure of preclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

∎	the timing of receipt of approvals from regulatory authorities in the United States and internationally;

∎	the timing and status of enrollment for our clinical trials;

∎	the cost of manufacturing, as well as building out inventory in advance of any commercial launch, and the terms of any agreements we enter into with third-party suppliers;

∎	timing and amount of any milestone, royalty or other payments due under any future collaboration or license agreement;

∎	coverage and reimbursement policies with respect to bomedemstat, our other product candidates and any future product candidates, if approved, and potential future drugs that compete with our products;

∎	expenditures that we may incur to acquire, develop or commercialize additional products and technologies;

∎	the level of demand for our products, if approved, which may vary significantly over time; and

∎	future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

Risks Related to Our Business

Our business is dependent on the successful development, regulatory approval and commercialization of our product candidates and future product candidates.

We have no products approved for sale, and our current clinical-stage product candidate, bomedemstat, is in early stages of clinical development. The success of our business, including our ability to finance our company and generate revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of our product candidates and, in particular, the advancement of bomedemstat. In the future, we may also become dependent on other product candidates that we may develop or acquire. However, given our stage of development, it may be many years, if we succeed at all, before we have demonstrated the safety and efficacy of a product candidate sufficient to warrant approval for commercialization. We cannot be certain that our product candidates will receive regulatory approval or, even if we receive regulatory approval, that such product candidates will be successfully commercialized.

Lysine-Specific Demethylase, or LSD1, inhibition is a novel therapeutic approach, which exposes us to certain risks. For example, we may discover unforeseen safety events or that our product candidates do not possess certain properties required for therapeutic effectiveness, or that even if found to be effective in one type of disease, a product candidate, or the therapeutic approach, is not effective in other diseases. In addition, given the novel nature of this therapeutic approach, designing preclinical studies and clinical trials to demonstrate the effect of the product candidates is complex and exposes us to risks.

The clinical and commercial success of our current product candidates and any future product candidates that we may develop or acquire will depend on a number of factors, including those discussed in this “Risk Factors” section of this prospectus. These factors, many of which are beyond our control, could cause us to experience significant delays or an inability to obtain regulatory approvals or commercialize our current or future product candidates. Even if regulatory approvals are obtained, we may never be able to successfully commercialize any products. Accordingly, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of products to continue our business or achieve profitability.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the preclinical study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

∎	the patient eligibility and exclusion criteria defined in the protocol;

∎	the size and nature of the patient population required for analysis of the clinical trial’s primary endpoints;

∎	the proximity of patients to clinical trial sites;

∎	the design of the clinical trial;

∎	the risk that enrolled patients will not complete a clinical trial;

∎	clinicians’ and patients’ perceptions as to the safety of the product candidate;

∎

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new therapies that may be approved for the indications we are investigating as well as any drugs under development; and

∎	our ability to obtain and maintain patient consents.

We will be required to identify and enroll a sufficient number of patients for each of our clinical trials. Potential patients for any planned clinical trials may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for such trials. We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for our planned clinical trials and monitoring such patients adequately during and after treatment. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or a comparable foreign regulatory authority. In addition, the process of finding and diagnosing patients may prove costly.

In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.

Furthermore, certain conditions for which we plan to evaluate our current product candidates are rare diseases with limited patient pools from which to recruit for clinical trials. For example, our lead product candidate, bomedemstat, is currently being evaluated in clinical trials in patients with ET, MF and PV. The timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods.

The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. If patients are unwilling to participate in our clinical trials for any reason, including the existence of other approved therapies or concurrent clinical trials for similar patient populations, or we otherwise have difficulty enrolling a sufficient number of patients, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. Our inability to enroll a sufficient number of patients for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on clinical research organizations, or CROs, and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will have limited influence over their actual performance.

We may encounter substantial delays in our clinical trials or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical trials are expensive and can take many years to complete, and their outcome is inherently uncertain. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an investigational new drug application, or IND, or a clinical trial application, or CTA, will result in the FDA or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

∎	enrollment of an adequate number of suitable patients to participate in a trial;

∎	the COVID-19 pandemic, which may result in clinical site closures, delays to patient enrollment, patients discontinuing their treatment or follow up visits or changes to trial protocols;

∎	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

∎	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

∎	delays in obtaining regulatory authorization to commence a trial;

∎

reaching agreement on acceptable terms with prospective CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎	identifying, recruiting and training suitable clinical investigators;

∎	obtaining institutional review board, or IRB, approval at each trial site;

∎	imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, or equivalent foreign application or amendment;

∎	new safety findings that present unreasonable risk to clinical trial participants;

∎	changes to clinical trial protocols;

∎	a negative finding from an inspection of our clinical trial operations or study sites;

∎	having subjects complete a trial or return for post-treatment follow-up;

∎	clinical sites deviating from trial protocol or dropping out of a trial;

∎	addressing subject safety concerns that arise during the course of a trial;

∎	adding a sufficient number of clinical trial sites; or

∎	obtaining sufficient product supply of product candidates for use in preclinical studies or clinical trials from third-party suppliers.

In addition, we may experience numerous other adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials which could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

∎

we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials or require that we submit additional data or information before allowing a clinical trial to be initiated;

∎

clinical studies of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

∎

our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls or be unable to provide us with sufficient product supply to conduct and complete preclinical studies or clinical trials of our product candidates in a timely manner, or at all;

∎

we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics or a finding that the participants are being exposed to unacceptable health risks;

∎	the cost of clinical trials of our product candidates may be greater than we anticipate;

∎	the quality of our product candidates or other materials necessary to conduct preclinical studies or clinical trials of our product candidates may be insufficient or inadequate; and

∎	regulators may revise the requirements for approving our product candidates or such requirements may not be as we anticipate.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials or other testing of our product candidates, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, we may:

∎	incur unplanned costs;

∎	be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

∎	obtain marketing approval in some countries and not in others;

∎	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

∎	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

∎	be subject to additional post-marketing testing requirements; or

∎	have the product removed from the market after obtaining marketing approval.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials in foreign countries, as we plan to do for certain of our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs and managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or a regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of the marketing application we submit. Any such delay or rejection could prevent or delay us from commercializing our current or future product candidates.

If we experience delays in the completion, or termination, of any preclinical study or clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. If one or more of our product candidates proves to be ineffective, unsafe or commercially unviable, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Some of our product candidates may be studied in clinical trials co-sponsored by organizations or agencies other than us, or in investigator-initiated clinical trials, which means we will have minimal or no control over the conduct of such trials.

We may supply and otherwise support similar research, including related investigator-initiated clinical trials, in the future. Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this “Risk Factor” section relating to our internal clinical trials; however, because we would not be the sponsors of these trials, we would not control the protocols, administration or conduct of these trials, including follow-up with patients and ongoing collection of data after treatment. As a result, we would be subject to risks associated with the way investigator-initiated trials are conducted. In particular, we may be named in lawsuits that would lead to increased costs associated with legal defense. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own. Negative results in investigator-initiated clinical trials could have a material adverse effect on our efforts to obtain regulatory approval for our product candidates and the public perception of our product candidates. As a result, our lack of control over the conduct and timing of and communications with the FDA and other regulatory authorities regarding investigator-sponsored trials may expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the commercial prospects for our product candidates.

Research and development of biopharmaceutical products is inherently risky. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and then successfully commercialize bomedemstat and any other product candidates we may develop in the future, and we may fail to do so for many reasons, including the following:

∎	our product candidates may not successfully complete preclinical studies or clinical trials;

∎	a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it does not meet applicable regulatory criteria;

∎	the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

∎	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

∎	if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate; and

∎	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occur, we may be forced to abandon our development efforts for a product candidate or candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations. Failure of a product candidate may occur at any stage of preclinical or clinical development, and we may never succeed in developing marketable products or generating product revenue.

We may not be successful in our efforts to further develop our current and future product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates will require significant additional clinical development, management of preclinical, clinical and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization and significant marketing efforts before we generate any revenue from product sales, if at all. Any clinical studies that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future clinical studies are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical significance or if there are safety concerns or adverse events associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for our product candidates.

If any of our product candidates successfully completes clinical trials, we plan to seek regulatory approval to market our product candidates in the United States, the European Union, or the EU, and in additional foreign countries where we believe there is a viable commercial opportunity. We have never commenced, compiled or submitted an application seeking regulatory approval to market any product candidate. We may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect our viability. To obtain regulatory approval in countries outside the United States, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing and distribution of our product candidates. We may also rely on collaborators or partners to conduct the required activities to support an application for regulatory approval and to seek approval for one or more of our product candidates. We cannot be sure that any such collaborators or partners will conduct these activities successfully or do so within the timeframe we desire. Even if we or any future collaborators or partners are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our revenue and results of operations could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, we cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. Any approval we may obtain could be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We may also be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a Risk Evaluation and Mitigation Strategy, or REMS. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

The regulatory approval process is lengthy, expensive and uncertain, and we may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our product candidates and adversely impact our ability to generate revenue, our business and our results of operations.

Our business is dependent upon our ability to obtain regulatory approval for our product candidates. The development, research, testing, manufacturing, labeling, approval, selling, import, export, marketing, promotion and distribution of drug products are subject to extensive and evolving regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by foreign regulatory authorities, which regulations differ from country to country. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA.

Obtaining regulatory approval of an NDA can be a lengthy, expensive and uncertain process. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or other foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate.

Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory authorities denying approval of a product candidate for any or all indications. The FDA may also require us to conduct additional studies or trials for our product candidates either prior to or post-approval, such as additional clinical pharmacology studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the primary endpoints or the number of subjects in our clinical trials.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates or require us to conduct additional nonclinical or clinical testing or abandon a program for many reasons, including:

∎	the FDA or the applicable foreign regulatory authority’s disagreement with the design or implementation of our clinical trials;

∎	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

∎	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs or combination therapies similar to our product candidates;

∎	our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory authority that our product candidates are safe and effective for the proposed indication;

∎	the FDA’s or the applicable foreign regulatory authority’s disagreement with the interpretation of data from nonclinical studies or clinical trials;

∎	our inability to demonstrate the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;

∎	the FDA’s or the applicable foreign regulatory authority’s requirement for additional nonclinical studies or clinical trials;

∎	the FDA’s or the applicable foreign regulatory authority’s disagreement regarding the formulation, labeling and/or the specifications of our product candidates;

∎	the FDA’s or the applicable foreign regulatory authority’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract;

∎

the potential for approval policies or regulations of the FDA or the applicable foreign regulatory authorities to significantly change in a manner rendering our clinical data insufficient for approval; or

∎

the FDA or the applicable foreign regulatory authority’s disagreement with the sufficiency of the clinical, non-clinical and/or quality data in the NDA or comparable marketing authorization application.

While we have recently held preliminary discussions with the FDA about key trial design parameters for a registrational Phase 3 program of bomedemstat for the treatment of ET and MF, we have not yet held an End-of-Phase 2 meeting with the FDA to discuss the registration pathway for bomedemstat, and our current clinical development plans for bomedemstat in ET, MF and PV, may change as a result of future interactions with the FDA. If the FDA or other regulatory agencies disagrees with our clinical development plans for bomedemstat, including the design or implementation of our clinical trials or study endpoints, the FDA may require that we modify our intended trial design or endpoints, or conduct additional clinical trials to support our regulatory submissions. For example, the FDA may require that we conduct more than one pivotal trial in order to gain approval in ET or MF.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or other regulatory approval processes and are commercialized. The lengthy development and approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually complete clinical testing and receive approval of an NDA or foreign marketing application for our product candidates, the FDA or the applicable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or in the case of the FDA, the implementation of a REMS which may be required to ensure safe use of the drug after approval. The FDA or the applicable foreign regulatory authority also may approve a product candidate for a more limited indication or a narrower patient population than we originally requested, and the FDA or applicable foreign regulatory authority may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval, or the failure to receive marketing authorization with a label that allows us to market the product candidate as we desire, would delay, prevent or otherwise limit commercialization of that product candidate and would materially adversely impact our business and prospects.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Such data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim, top-line or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, top-line or preliminary data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular study, the approvability or commercialization of the particular product candidate and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Our product candidates or any future product candidates may be associated with undesirable side effects or adverse events that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

As with most pharmaceutical products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or a comparable foreign regulatory authority. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. Furthermore, certain of our product candidates, such as bomedemstat, may be co-administered with third-party approved or experimental therapies. These combinations may have additional side effects. The uncertainty resulting from the use of our product candidates in combination with other therapies may make it difficult to accurately predict side effects in future clinical trials.

To date, only one of our product candidates, bomedemstat, has been tested in humans. While it has been shown to be generally well tolerated in our Phase 2 clinical trials for bomedemstat for ET and MF through May 18 and 17, 2021, respectively, eight patients (80%) in our ET trial have reported 67 adverse events, or AEs, including one serious adverse event, or SAE, deemed unrelated to bomedemstat by the study investigator, and 64 patients (74%) in our MF trial reported 1,086 AEs, of which 72 were serious adverse events, or SAEs. Ten SAEs in our MF trial, seven Grade 3 and three Grade 2, all occurring once, were deemed by investigators as possibly, probably or definitely related to bomedemstat: painful splenomegaly, rectal hemorrhage, cardiac failure, headache, vertigo, gastrointestinal hemorrhage, anemia, nausea, hematoma and pyoderma gangrenosum. While there have been no dose-limiting toxicities or deaths attributed to bomedemstat in this trial or any of our other clinical trials for bomedemstat, if unacceptable side effects arise in the further development of bomedemstat or in the development of any of our other product candidates, we, the FDA, the IRBs at the institutions in which the clinical trials are being conducted could suspend or terminate our clinical trials or the FDA or a comparable foreign regulatory authority could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Dose-limiting toxicities would be serious toxicities related to bomedemstat that would limit the dose or the duration of treatment in the intended patient population. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

In addition, even if we successfully advance our product candidates or any future product candidates into and through clinical trials, such trials will likely only include a limited number of patients and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using our product candidates over a multi-year period.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

∎	regulatory authorities may suspend, limit or withdraw approvals of such product, or seek an injunction against its manufacture or distribution;

∎	we may be required to conduct additional clinical trials or post-approval studies;

∎	we may be required to recall a product or change the way such product is administered to patients;

∎	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

∎

regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

∎

we may be required to implement a REMS or create a Medication Guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

∎	we could be sued and held liable for harm caused to patients;

∎	we may be subject to fines, injunctions or the imposition of criminal penalties;

∎	the product may become less competitive; and

∎	our reputation may suffer.

Any of the foregoing events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and result in the loss of significant revenues to us, which would adversely affect our business, financial condition, results of operations and prospects. In addition, if one or more of our product candidates prove to be unsafe, our entire pipeline could be affected, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may develop certain of our current and future product candidates in combination with other therapies, and safety or supply issues with combination-use products may delay or prevent development and approval of our product candidates.

We currently plan to evaluate bomedemstat in combination with ruxolitinib for MF in a two-arm Phase 2 clinical trial, and if successful, we may pursue a registrational program for this combination. In addition, we may develop other product candidates in the future in combination with one or more cancer therapies, both approved and unapproved. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies.

Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. Similarly, if the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or a similar regulatory authority outside of the United States. We may be unable to effectively identify and collaborate with third parties for the evaluation of our product candidates in combination with their therapies. We will not be able to market and sell any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. The regulations prohibiting the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other government agencies. In addition, there are additional risks similar to the ones described for our product candidates currently in development that result from the fact that such cancer therapies are unapproved, such as the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

If the FDA or a similar regulatory authority outside of the United States does not approve these other drugs or revokes approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval of or market such product candidate.

There is no guarantee that Fast Track designation for bomedemstat for the treatment of ET and MF or other expedited development and review programs will result in a faster regulatory review or regulatory approval or that we will qualify for other expedited development and review programs, such as Breakthrough Therapy designation, Accelerated Approval and Priority Review, which could substantially delay the potential approval of bomedemstat and our other product candidates.

If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. We have received Fast Track designation for bomedemstat for the treatment of ET and MF, and we may receive Fast Track designation for other product candidates in the future; however, we may not experience a faster development process, review or approval compared to conventional FDA approval timelines, and the FDA may still decline to approve bomedemstat or our other designated product candidates. The FDA may rescind the Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program or for any other reason.

We may also seek Breakthrough Therapy designation for any product candidate that we develop. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Like Fast Track designation, Breakthrough Therapy designation is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate we develop qualifies as a Breakthrough Therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

Drugs designated as Fast Track products or Breakthrough Therapies by the FDA are also eligible for accelerated approval if the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. If we seek accelerated approval of bomedemstat for the treatment of MF and/or ET, we expect to be required to conduct one or more such a confirmatory trials post-approval, if obtained. In addition, the FDA requires pre-approval of promotional materials for accelerated approval products, once approved. We cannot guarantee that the FDA will agree that bomedemstat or any other product candidate has met the criteria to receive accelerated approval, which would require us to conduct additional clinical testing prior to seeking FDA approval. Even if any of our product candidates received approval through this pathway, the product may fail required post-approval confirmatory clinical trials, and we may be required to remove the product from the market or amend the product label in a way that adversely impacts its marketing.

Once an NDA is submitted to FDA, the application may be eligible for Priority Review if the product candidate treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. Products with Fast Track or Breakthrough Therapy designation are generally eligible to be considered for Priority Review. If an NDA receives Priority Review, the FDA will aim to take action on the application within six months of confirming receipt, compared to ten months under standard review. We cannot guarantee that any NDA we submit will qualify for Priority Review, including our planned NDA for bomedemstat, which could significantly impact our timeline and plans for commercialization, if approved.

In addition, we have received PRIority MEdicines, or PRIME, designation by the European Medicines Agency, or the EMA for the treatment of MF. PRIME is a scheme provided by the EMA to enhance support for the development of medicines that target an unmet medical need. To qualify for PRIME, product candidates require early clinical evidence that the therapy has the potential to offer a therapeutic advantage over existing treatments or benefits patients without treatment options. Among the benefits of PRIME are the appointment of a rapporteur to provide continuous support and help build knowledge ahead of a marketing authorization application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process.

PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the PRIME eligibility. Additionally, access to PRIME can each be revoked if the criteria for eligibility cease to be met as clinical data emerges.

We have and may continue to conduct future clinical trials outside of the United States. The FDA and other regulatory authorities may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

In addition to the United States, we have enrolled patients in Australia, Germany, Hong Kong, Italy and the United Kingdom in our Phase 2 clinical trial of bomedemstat for MF and in Australia, Italy and New Zealand in our Phase 2 clinical trial of bomedemstat for ET. We may conduct additional future clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the FDA requires the clinical trial to have been conducted in accordance with Good Clinical Practice, or GCP, and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. In addition, when clinical trials are conducted only at sites outside of the United States, such trials may not be subject to IND review, meaning the FDA may not provide advance comment on the clinical protocols for the trials, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which would likely require additional clinical trials in order to seek FDA approval. If the FDA does not accept data from our clinical trials of bomedemstat and any future product candidates conducted outside the United States, it would likely result in the need for additional clinical trials, which would be costly and time consuming and delay or permanently halt our development of bomedemstat and any future product candidates.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with additional foreign regulatory requirements, foreign exchange fluctuations, patient monitoring and compliance, compliance with foreign manufacturing, customs, shipment and storage requirements, cultural differences in medical practice and clinical research, and diminished protection of intellectual property in some countries.

We must manufacture multiple batches of bomedemstat using a commercial current Good Manufacturing Process, or cGMP, in order to complete pivotal clinical trials, to obtain regulatory approval for commercial sale, and to have bomedemstat available for commercial launch.

To date, we have utilized contract manufacturers to manufacture bomedemstat for our preclinical and clinical studies and plan to continue to do so in the future. We may, however, add new contract manufacturers to our existing manufacturers. In addition, we are contemplating several changes to the manufacturing process to enable a scalable, cost-effective and commercially viable cGMP manufacturing process. If any batches of bulk bomedemstat, or encapsulated finished drug product, fail to meet specifications or fail to have been manufactured in accordance with cGMP, we may be delayed in supplying bomedemstat for our planned pivotal clinical trials. In addition, we will require multiple successful cGMP batches of bomedemstat to obtain regulatory approval for commercial sale. Any delay or technical hurdle in our validation work may impact the availability of such product, and may result in additional expense. A number of factors could impact the risk of delay or failure in these manufacturing efforts, including:

∎	insufficient supply of raw materials for cGMP manufacturing of bomedemstat;

∎	higher than expected cost of manufacturing;

∎	failure to validate changes in the commercial cGMP processes in a timely manner, or at all;

∎	changes that we make to optimize our manufacturing, testing or formulating of cGMP materials could negatively impact the safety, tolerability, and efficacy of bomedemstat;

∎	inability to supply clinical trial needs would delay our planned pivotal clinical trials; and

∎	inability to satisfy the commercial demand for bomedemstat, if approved for sale.

Our business has been and could continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could adversely affect our operations, as well as the business or operations of our manufacturers or other third parties with whom we conduct business.

Our business has been and could continue to be adversely affected by the effects of the recent and evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. As COVID-19 remains a significant worldwide problem, we may experience ongoing disruptions that could severely impact our business and clinical trials. These disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.

Our clinical trials have been, and may in the future be, affected by the COVID-19 pandemic. For example, as a result of the COVID- 19 pandemic and policy responses to it, in the months between March and May 2020 we observed a measurable decrease in patient screening and patient enrollment in certain of our ongoing clinical trials. Further, according to the Centers for Disease Control and Prevention, people who have serious chronic medical conditions are at higher risk of getting very sick from COVID-19. As a result, potential patients in our ongoing clinical trials of bomedemstat or any other clinical trial may choose to not enroll, not participate in follow-up clinical visits or drop out of the trial as a precaution against contracting COVID-19. Further, some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupts healthcare services.

We are unable to predict with confidence the duration of such patient enrollment delays and difficulties. If patient enrollment is delayed for an extended period of time, our Phase 2 clinical trials of bomedemstat or any of our other clinical trials could be delayed or otherwise adversely affected. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted.

Ongoing or planned clinical trials may also be impacted by interruptions or delays in the operations of the FDA and comparable foreign regulatory authorities. For example, we have made certain adjustments to the operation of our trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA, and may need to make further adjustments in the future. Many of these adjustments are new and untested, may not be effective, may affect the integrity of data collected, and may have unforeseen effects on the progress and completion of our clinical trials and the findings from such clinical trials.

In addition, we may encounter a shortage in supplies of, or in delays in shipping, our study drug or other components of the clinical trial vital for successful conduct of the trial. Further, the successful conduct of our Phase 2 clinical trials of bomedemstat and our other clinical trials depend on retrieving laboratory, imaging and other data from patients. Any failure by the vendors with which we work with to send us such data could impair the progress of such clinical trials. These events could delay our clinical trials, increase the cost of completing our clinical trials and negatively impact the integrity, reliability or robustness of the data from our clinical trials.

Further, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at our study sites or third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our drug and combination therapy candidates. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our ability to continue meeting clinical supply demand for our drug and combination therapy candidates or otherwise advancing development of our product candidates may become impaired.

COVID-19 and actions taken to reduce its spread continue to rapidly evolve. The extent to which COVID-19 may impede our clinical development programs, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section of this prospectus.

We compete with both approved therapeutic products and therapeutic candidates being developed by our competitors, most of which have significantly greater resources than we do.

The biotechnology and pharmaceutical industries in particular are characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. We compete with a variety of multinational biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or will likely develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments currently under development that may enter the market. We believe that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of diseases and other conditions for which we may try to develop product candidates. Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. We believe that while our scientific and technical know-how give us a competitive advantage in this space, competition from many sources remains.

Our commercial opportunity and success will be reduced or eliminated if competing products that are safer, more effective, or less expensive than the therapeutics we develop. Our competitors may develop drugs that are more effective, more convenient, more widely used, less costly or have a better safety profile than our products in development and these competitors may also be more successful than us in manufacturing and marketing their products.

If any of our product candidates are approved, they will compete with a range of therapeutic treatments that are either in development or currently marketed. For bomedemstat, other companies are conducting research and development of potential therapies for ET, MF and acute myeloid leukemia.

For the treatment of MF, Incyte markets ruxolitinib in the United States, and Novartis markets the drug in the rest of the world. Bristol-Myers Squibb markets the JAK inhibitor fedratinib in the United States. A number of companies are developing other product candidates for myeloproliferative neoplasms with mechanisms other than altering epigenetic regulation, including AbbVie, Acceleron, CTI BioPharma, Fibrogen, Geron, Kartos, Protagonist, Roche and Sierra Oncology.

Our known biopharmaceutical competitors with commercial or development-stage epigenetic modulators include 4SC, Bristol-Myers Squibb, Constellation, Epizyme, GlaxoSmithKline, Incyte, Merck, Oryzon, Salarius, Spectrum, Taiho, Takeda and Vivid, as well as other companies.

Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and a gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, coverage, reimbursement and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competing products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

We expect to expand our development and regulatory capabilities and potentially implement sales and distribution capabilities, and as a result, we will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of June 30, 2021, we had 17 employees. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities, submit for regulatory approval and, if approved, commercialize our lead product candidate or any future product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

∎	manage our preclinical studies and clinical trials effectively;

∎	identify, recruit, retain, incentivize and integrate additional employees, including sales personnel;

∎	manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

∎	continue to improve our operational, financial and management controls, reports systems and procedures.

There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facilities to accommodate such required expansion.

If we fail to attract and retain senior management and key scientific personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, particularly our Chief Executive Officer, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of any products, initiation or completion of our planned clinical trials or the commercialization of our lead product candidate or any other product candidates.

Competition for qualified personnel in the biotechnology and biopharmaceutical fields is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and if we initiate commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We currently have no sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell any products effectively, if approved, or generate product revenue.

We currently do not have a marketing or sales organization. In order to commercialize any product, if approved, in the United States and foreign jurisdictions, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In advance of any of our product candidates receiving regulatory approval, we expect to establish a sales organization with technical expertise and supporting distribution capabilities to commercialize each such product candidate, which will be expensive and time consuming. We have no prior experience in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates. If we are not successful in commercializing products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

We depend on our information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data or financial assets, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information, including both our own and that of third parties. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization.

The risk of a security breach or disruption or data loss, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the pervasive use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property, including both our own and that of third parties. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Clinical Health Act of 2009, or HITECH, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our employees and independent contractors, including principal investigators, consultants, collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate: the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; U.S. federal and state healthcare fraud and abuse, data privacy laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations and prospects.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our product candidates and other hazardous compounds. We and any third-party manufacturers and suppliers we engage are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination, which could cause an interruption of our research and development efforts, commercialization efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters is located in the San Francisco Bay Area, which in the past has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters or other facilities, that damaged critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Furthermore, the third parties on which we depend, including suppliers, contract manufacturers and CROs are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, manufacturing arrangements or interfere with a preclinical study or clinical trial, it could have a material adverse effect on our business.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any approved products.

We face an inherent risk of product liability as a result of the clinical testing of product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product candidate we develop causes or is perceived to cause injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of any approved products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

∎	decreased demand for any approved product;

∎	injury to our reputation;

∎	withdrawal of clinical trial participants;

∎	initiation of investigations by regulators;

∎	costs to defend the related litigation;

∎	a diversion of management’s time and our resources;

∎	substantial monetary awards to trial participants or patients;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	loss of revenue;

∎	exhaustion of any available insurance and our capital resources;

∎	the inability to commercialize any product candidate; and

∎	a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaboration partners.

Insurance coverage is increasingly expensive. We may not be able to maintain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise, if at all. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with Sanofi or any future collaborator entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Reliance on Third Parties

We currently rely, and plan to rely in the future, on third parties to conduct and support our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We have utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners to conduct and support our preclinical studies and clinical trials under agreements with us. We are continuing to build our internal chemistry, manufacturing and controls, biology and preclinical development capabilities to supplement activities conducted by third parties on our behalf. As part of this personnel build out, we may incur additional costs or experience delays in engaging directly with other third-party CROs and CMOs.

We expect to have to negotiate budgets and contracts with CROs, trial sites and CMOs and we may not be able to do so on favorable terms, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with Good Clinical Practice, or GCP, requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with pharmaceutical product produced under cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be adversely affected, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines.

We currently rely and expect to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture our product candidates, and we may rely on third parties to produce and process our products, if approved. Our business could be adversely affected if we are unable to use third-party manufacturing suites or if the third-party manufacturers fail to provide us with sufficient quantities of our product candidates or fail to do so at acceptable quality levels or prices.

We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on outside vendors to manufacture our product candidates. We have not yet caused our product candidates to be manufactured on a commercial scale and may not be able to do so for any of our product candidates. We will need to negotiate and maintain contractual arrangements with these outside vendors for the supply of our product candidates and we may not be able to do so on favorable terms. We have not yet caused any product candidates to be manufactured on a commercial scale and may not be able to do so for any of our product candidates, if approved.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other comparable foreign regulatory authorities following inspections that will be conducted after we submit an application to the FDA or other comparable foreign regulatory authorities. We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of our product candidates. Beyond periodic audits, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially adversely affect our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Similarly, if any third-party manufacturers on which we will rely fail to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected.

Our anticipated reliance on a limited number of third-party manufacturers exposes us to a number of risks, including the following:

∎

we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must inspect any manufacturers for cGMP compliance as part of our marketing application;

∎	a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our product candidates;

∎	our third-party manufacturers might be unable to timely manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

∎	contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

∎

our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products, if any;

∎

manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards and we have no control over third-party manufacturers’ compliance with these regulations and standards;

∎	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates;

∎	our third-party manufacturers could breach or terminate their agreements with us;

∎

raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

∎	our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

∎

our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields, and we have no direct control over our contract manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel.

Our business could be materially adversely affected by business disruptions to our third-party providers that could materially adversely affect our potential future revenue and financial condition and increase our costs and expenses. Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

Risks Related to Intellectual Property

Our current and any future product candidates could be alleged to infringe patent rights and other intellectual property rights of third parties, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages and/or limit our ability to commercialize our drugs and combination therapy candidates.

Our commercial success depends on our ability to develop, manufacture and market our current and any future product candidates that may be approved for sale, and to use our technology without infringing the patents and other intellectual property rights of third parties. If any third-party patents or other intellectual property rights are found to cover our product candidates or their compositions, methods of use or manufacturing, we may be required to pay damages, which could be substantial, and we would not be free to manufacture or market our product candidates or to do so without obtaining a license, which may not be available on commercially reasonable terms, or at all. Regardless of the merits or any third-party claims, intellectual property disputes can be costly to defend, time-consuming and may cause our business, operating results and financial condition to suffer.

We operate in an industry with extensive intellectual property litigation. As the pharmaceutical, biopharmaceutical and biotechnology industries expand and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we may need to challenge to continue our operations as currently contemplated.

From time to time, we may be subject to legal proceedings and claims with respect to intellectual property with respect to our product candidates and technologies we use in our business. We may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including patents held by our competitors or by non-practicing entities. We may be forced to defend ourselves by challenging the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. Interference or derivation proceedings provoked by third parties or brought by us or declared by the United States Patent and Trademark Office, or USPTO, may be necessary to determine the priority of inventions with respect to our patents or patent applications. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, the claims can be time consuming, divert management attention and financial resources and are costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to cease developing, manufacturing, or commercializing the infringing product candidate, stop treating certain conditions, obtain licenses or modify our drugs or combination therapies and features while we develop non-infringing substitutes, or may result in significant settlement costs. For example, litigation can involve substantial damages for infringement, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees. We may also be prohibited from selling or licensing our product candidates unless the third-party licenses rights to us, which it is not required to do at a commercially reasonable price or at all. If a license is available from a third party, we may have to pay substantial royalties or upfront fees or grant cross-licenses to intellectual property rights for our product candidates.

Although we have reviewed certain third-party patent filings that we believe may be relevant to certain of our product candidates, we have not conducted a freedom-to-operate search or analysis for all of our product candidates. As such, we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. Thus, we cannot guarantee that our product candidates, or our commercialization thereof, do not and will not infringe any third party’s intellectual property.

In addition, patent applications in the United States and many international jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents), and publications in the scientific literature often lag behind actual discoveries. Claims in patent applications can also be revised before issuance. Therefore, we cannot be certain that others have not filed patent applications or made public disclosures relating to our technology or our contemplated technology. A third party may have filed, and may in the future file, patent applications covering our product candidates or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. For patent applications filed before March 16, 2013, if another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in a priority contest (such as an interference proceeding) declared by the USPTO to determine priority of invention in the United States. The costs of priority contests, patent litigation and other proceedings could be substantial, and it is possible that such efforts would be unsuccessful if it is determined that the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such invention.

The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be successful in doing so. Proving invalidity or unenforceability is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity that applies to all issued patents. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, or enforceability.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

There can be no assurance with respect to the outcome of any future litigation brought by or against us, and the outcome of any such litigation could have a material adverse impact on our business, operating results and financial condition. Litigation is inherently unpredictable, and outcomes are uncertain. Further, as the costs and outcome of these types of claims and proceedings can vary significantly, it is difficult to estimate potential losses that may occur. Such claims and proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Accordingly, we are unable at this time to estimate the effects of these potential future lawsuits on our financial condition, operations or cash flows.

We may be subject to claims by employees, consultants, contractors or third parties claiming ownership of what we regard as our own intellectual property, or we may need to bring such claims ourselves.

While it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. In addition, such agreements may not be self-executing such that the intellectual property subject to such agreements may not be assigned to us without additional assignments being executed, and we may fail to obtain such assignments. Such agreements may also be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. For example, inventorship disputes may arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or rights to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may in the future rely on support from third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that we may not be the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our patents, including in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the pharmaceutical and biotechnology industries, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of our employees and consultants were previously employed at, or may have previously provided or may be currently providing consulting services to, universities or other pharmaceutical or biotechnology companies including our competitors or potential competitors. These employees and consultants may have executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such other current or previous employment or consulting services. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may become subject to claims that we, our employees or consultants inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, which could adversely affect our business. Such intellectual property could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our drugs and combination therapies and such license would not necessarily be available on commercially reasonable terms, or at all. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain, maintain and enforce intellectual property protection directed to our current and any future technologies that we develop, others may be able to make, use or sell drugs or combination therapies substantially the same as ours, which could adversely affect our ability to compete in the market.

Our success depends, in part, upon our ability to maintain a competitive position in the development and protection of technologies and any future single agent or combination therapy candidates for use in the market for pharmaceuticals and biopharmaceuticals and upon our ability to obtain, maintain and enforce our intellectual property rights. We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that misappropriate our technology and/or infringe our intellectual property to unfairly and illegally compete with any of our product candidates. If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed, as third parties may be able to make, use or sell products that are substantially the same as any single agent or combination therapy candidates we may sell without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market. We use a combination of patents, trademarks, know-how, confidentiality procedures and contractual provisions to protect our proprietary technology. However, these protections may not be adequate and may not provide us with any competitive advantage. For example, patents may not issue from any of our currently pending or any future patent applications, and our issued patents and any future patents that may issue may not survive legal challenges to their scope, validity or enforceability or provide significant protection for us.

To protect our proprietary position, we file patent applications in the United States and abroad related to our product candidates that we consider important to our business. The patent application and approval process is expensive, time-consuming and complex. We may not be able to file, prosecute and maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, depending on the terms of any future license or collaboration agreements to which we may become a party, we may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the patents, covering technology licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Furthermore, the patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. In addition, the determination of patent rights with respect to biological and pharmaceutical products commonly involves complex legal and factual questions, which have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Thus, we cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents, whether any issued patents will be found invalid and unenforceable or will be threatened by third parties or whether any issued patents will effectively prevent others from commercializing competing technologies and product candidates.

The USPTO, international patent offices or judicial bodies may deny or significantly narrow claims made under our patent applications, and our issued patents may be successfully challenged, may be designed around or may otherwise be of insufficient scope to provide us with protection for our drugs or combination therapies. Further, the USPTO, international trademark offices or judicial bodies may deny our trademark applications and, even if published or registered, these trademarks may not effectively protect our brand and goodwill. Like patents, trademarks also may be successfully opposed or challenged.

We cannot be certain that the steps we have taken will prevent unauthorized use or unauthorized reverse engineering of our product candidates. Moreover, third parties may independently develop technologies that are competitive with ours and such competitive technologies may or may not infringe our intellectual property. The enforcement of our intellectual property rights also depends on the success of any legal actions we may take against these infringers in the respective country or forum, but these actions may not be successful. As with all granted intellectual property, such intellectual property may be challenged, invalidated or circumvented, may not provide protection and/or may not prove to be enforceable in actions against specific alleged infringers.

Even if our patents are determined by a court to be valid and enforceable, they may not be interpreted sufficiently broadly to prevent others from marketing products similar to ours or designing around our patents. For example, third parties may be able to make products that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that we were not the first to make the inventions covered by our issued patents or pending patent applications. The claims of our issued patents or patent applications when issued may not cover our product candidates or any future drugs or combination therapies that we develop. We may not have freedom to commercialize unimpeded by the patent rights of others. Third parties may have patents that dominate, block or are otherwise relevant to our technology. There may be prior public disclosures or other art that could be deemed to invalidate one or more of our patent claims. Further, we may not develop additional proprietary technologies in the future, and, if we do, they may not be patentable.

We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending and enforcing patent and trademark claims and other intellectual property-related costs, including adverse proceedings and litigation costs.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court.

Competitors may infringe our intellectual property rights. To prevent infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that one or more patents of ours or any of our future licensors is not valid or is unenforceable, in whole or in part, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, which may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products, and could put our patent applications at risk of not issuing. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent that covers our products, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could also include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation.

If a defendant were to prevail on a legal assertion of invalidity or unenforceability of our patents covering one of our product candidates, we could lose a part, and perhaps all, of the patent protection covering such candidate. Competing products may also be sold in other countries in which our patent coverage might not exist or be as strong. Any of these circumstances could adversely affect our competitive business position, business prospects and financial condition.

The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents invalid. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-U.S. patent offices and may result in the revocation, cancellation, or amendment of any ex-U.S. patents we hold in the future. For the patents and patent applications that we may license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would have a material adverse impact on our business.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. We may not be able to prevent, alone or with our potential licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Even if we ultimately establish infringement and an injunction is granted against further infringing activity, it may be too late to avoid a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our products to market.

We may not be able to protect our intellectual property rights throughout the world.

We have a number of international patents and patent applications, and expect to continue to pursue patent protection in many of the significant markets in which we intend to do business. However, filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries. Consequently, we have not pursued or maintained, and may not pursue or maintain in the future, patent protection for our product candidates in every country or territory in which we may, following regulatory approval, sell our drugs and combination therapies and we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States and where our ability to enforce our patents to stop infringing activities may be inadequate. These products may compete with any current or future product candidates we may sell, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals and biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally.

Moreover, our ability to protect and enforce our intellectual property and proprietary rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property and proprietary rights in certain foreign jurisdictions. The legal systems of some countries, including, for example, India, China and other developing countries, do not favor the enforcement of patents and other intellectual property or proprietary rights, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents or other intellectual property or proprietary rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our single-agent and combination therapies.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Because patent applications in the United States and most other countries are confidential for typically a period of 18 months after filing, or may not be published at all, we cannot be certain that we were the first to file any patent application related to our product candidates. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For U.S. applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law in view of the passage of the Leahy-Smith America Invents Act, or the AIA, which brought into effect significant changes to the U.S. patent laws, including new procedures for challenging pending patent applications and issued patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We employ reputable professionals and rely on such third parties to help us comply with these requirements and effect payment of these fees with respect to the patents and patent applications that we own, and we may have to rely upon our licensors to comply with these requirements and effect payment of these fees with respect to any patents and patent applications that we may license in the future. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Changes in patent law in the U.S. or in other countries could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Our patent rights may be affected by developments or uncertainty in U.S. or ex-U.S. patent statutes, patent case laws in USPTO rules and regulations or in the rules and regulations of ex-U.S. patent offices. There are a number of recent changes to the U.S. patent laws that may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, on September 16, 2011, the AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the AIA, the United States transitioned in March 2013 to a “first to file” system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO, and may become involved in post-grant proceedings including opposition, derivation, reexamination, inter partes review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. This could have a negative impact on some of our intellectual property and could increase uncertainties surrounding obtaining and enforcement or defense of our issued patents.

In addition, Congress may pass patent reform legislation that is unfavorable to us. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future. Similarly, statutory or judicial changes to the patent laws of other countries may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and international legislative bodies. Those changes may materially affect our existing or future patents and patent applications and our ability to obtain additional patents in the future.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary single-agent or combination therapy names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information. We have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions. Additionally, such security measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, customer or third party with authorized access. Recourse we take against such misconduct may not provide an adequate remedy to fully protect our interests. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our product candidates that we consider proprietary.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that information to compete with us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our product candidates, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

∎	others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

∎	we or our future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively licensed;

∎	we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

∎	it is possible that our owned or licensed pending patent applications will not lead to issued patents;

∎	issued patents that we own or have exclusively licensed may be held invalid or unenforceable, as a result of legal challenges by our competitors;

∎

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we may not develop additional proprietary technologies that are patentable;

∎

we cannot predict the scope of protection of any patent issuing based on our owned or licensed patent applications, including whether the patent applications that we own or in the future in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries;

∎	the claims of any patent issuing based on our owned or licensed patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

∎	if enforced, a court may not find that our owned or licensed patents are valid, enforceable and infringed;

∎	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

∎	we may be required to coordinate with licensors on enforcement of our patents;

∎

we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application and secure an issued patent covering such intellectual property;

∎	we may fail to adequately protect and police our trademarks and trade secrets; and

∎

the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

In the future, we may license or otherwise have access to patent rights from third-party owners. Such licenses or other arrangements may be subject to early termination if we fail to comply with our obligations in our agreements with third parties, which could result in the loss of valuable rights or technology.

We may in the future become party to licenses and other agreements that give us rights to third-party intellectual property that are necessary or useful for our business. Under any such agreements, we may be obligated to pay the counterparties fees, which may include annual license fees, milestone payments, royalties, a percentage of revenues associated with the applicable technology and a percentage of sublicensing revenue. If we were to fail to comply with any such obligations and fail to cure our breach within a specified period of time, the counterparty may have the right to terminate the applicable agreement, in which event we could lose valuable rights and technology.

In addition, we may in the future rely on third parties from whom we license proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them. We may have limited control over these activities or any other intellectual property that may be related to any intellectual property that we in-license. For example, we could not be certain that such activities by these licensors would be conducted in compliance with applicable laws and regulations or would result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which future licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if we conduct them ourselves.

We may jointly own certain patent rights with third parties. Our ability to out-license these patent rights, or to prevent the third party from out-licensing these patent rights, may be limited in certain countries.

We may jointly own patents and patent applications with third parties in the future. Unless we enter into an agreement with the joint owner, we will be subject to certain default rules pertaining to joint ownership. Certain countries require the consent of all joint owners to license jointly owned patents, and if we are unable to obtain such consent from the joint owner, we may not be able to license our rights under these patents and patent applications. In certain other countries, including the United States, the joint owner could license its rights under these patents and patent applications to another party without our consent and without any duty of accounting to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may in the future need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently own intellectual property directed to our product candidates and other proprietary technologies. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.

Risks Related to Government Regulation

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMPs and adherence to commitments made in any approved marketing application. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. In addition, following potential approval of any of our current or future product candidates, the FDA or other comparable regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product. The FDA may also require a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

We will have to comply with requirements concerning advertising and promotion for any future products. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. We may not promote products for indications or uses for which they do not have approval. The holder of an approved application must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

∎	issue warning letters;

∎	impose civil or criminal penalties;

∎	suspend or withdraw regulatory approval;

∎	suspend any of our clinical trials;

∎	refuse to approve pending applications or supplements to approved applications submitted by us;

∎	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

∎	seize or detain products, or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from any future products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the results of the 2020 U.S. Presidential Election may impact our business and industry. Namely, the Trump administration took several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict whether or how these orders will be implemented, or whether they will be rescinded and replaced under the Biden administration. The policies and priorities of the new administration are unknown and could materially impact the regulations governing our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, assuming FDA approval. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our product candidates. Assuming we obtain coverage for our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available for our product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing third-party therapeutics may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially-reasonable revenue and profits. Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

Changes in healthcare policies, laws and regulations may impact our ability to obtain approval for, or commercialize our product candidates, if approved.

In the United States, the European Union and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, the Patient Protection and ACA, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act, those of greatest importance to the pharmaceutical, biopharmaceutical and biotechnology industries include the following:

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an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as Orphan Drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

∎	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

∎	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

∎

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

∎	a licensure framework for follow on biologic products;

∎	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

∎

establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the law or our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional action is taken by Congress. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In addition, the policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or judicial action in the United States, the European Union or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Changes in structure of or funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, the maintenance of regulatory review timelines, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions or reorganizations at the FDA and foreign regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. The FDA’s Office of New Drugs recently underwent a reorganization, which could continue to affect staffing and priorities and cause delays with respect to the clinical development and regulatory approval process for bomedemstat and potentially other product candidates. In addition, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Separately, in response to the global COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products through April 2020, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

If we develop a small molecule product candidate that obtains regulatory approval, additional competitors could enter the market with generic versions of such drugs, which may result in a material decline in sales of affected products.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic version of an approved, small molecule innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit a new drug application, or NDA, under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act that references the FDA’s prior approval of the small molecule innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Act also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and review) of an ANDA or 505(b)(2) NDA. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the Orange Book. If there are patents listed in the Orange Book for a product, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in their applications what is known as a “Paragraph IV” certification, challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the patent owner and NDA holder and if, within 45 days of receiving notice, either the patent owner or NDA holder sues for patent infringement, approval of the ANDA or 505(b)(2) NDA is stayed for up to 30 months.

Accordingly, if we choose to develop a small molecule product candidate, and the product is approved, competitors could file ANDAs for generic versions of our small molecule drug products or 505(b)(2) NDAs that reference our small molecule drug products. If there are patents listed for our small molecule drug products in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict which, if any, patents in our current portfolio or patents we may obtain in the future will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any of our owned or any future in-licensed patents that are listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

∎

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

∎

the U.S. federal civil and criminal false claims laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

∎

the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

∎

HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

∎	the Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

∎

the U.S. Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, the U.S. federal physician transparency reporting requirements will extend to include transfers of value made during the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

∎

analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and

∎	similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom are compensated in the form of stock options for consulting services provided, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business and our ability to sell our products may be materially harmed.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also imposed consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Changes in tax laws and regulations may have a material adverse effect on our business, financial condition and results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of any of our future domestic and foreign earnings. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had federal net operating loss carryforwards, or NOLs, of $66.8 million as of December 31, 2020, and state NOLs for California of $0.4 million, Massachusetts of $28.5 million, and New Hampshire of $2.3 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes as a result of this offering and/or subsequent shifts in our stock ownership (some of which are outside our control). As a result, our ability to use our pre-change NOLs and tax credits to offset future taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and tax credits.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We currently engage third parties to conduct clinical trials outside of the United States and to obtain necessary non-U.S. permits, licenses, patent registrations and other regulatory approvals, and may continue to do so in the future, as well as to market and sell our products outside the United States once we obtain regulatory approval. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Risks Related to Our Common Stock and this Offering

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

The trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In particular, the trading prices for pharmaceutical, biopharmaceutical and biotechnology companies have been highly volatile. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

∎	announcements of regulatory approval or disapproval of our current or any future product candidates;

∎	failure or discontinuation of any of our research and development programs;

∎	announcements relating to any future licensing, collaboration or development agreements;

∎	public misperception regarding the use of our product candidates or public concern about the safety of our product candidates;

∎	acquisitions and sales of new products or product candidates, technologies or businesses;

∎	manufacturing and supply issues related to our product candidates for clinical trials or future product candidates for commercialization;

∎	quarterly variations in our results of operations or those of our competitors;

∎	changes in earnings estimates or recommendations by securities analysts;

∎	announcements by us or our competitors of new products or product candidates, significant contracts, commercial relationships, acquisitions or capital commitments;

∎	our commencement of, or involvement in, litigation;

∎	changes in financial estimates or guidance;

∎	any major changes in our board of directors or management;

∎	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors; and

∎

general economic conditions in the United States and abroad, including as a result of an economic recession or depression and market volatility related to the COVID-19 pandemic and global health concerns.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other product candidates, businesses or technologies using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, fluctuations in our quarterly results could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate substantial dilution of approximately $8.46 per share, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and our pro forma as adjusted net tangible book value as of March 31, 2021. In addition, following this offering, purchasers in this offering and the private placement will have contributed approximately 43% of the total gross consideration paid by stockholders to us to purchase shares of our common stock through March 31, 2021, but will own only approximately 27% of the shares of common stock outstanding immediately after this offering and the private placement. Furthermore, if the underwriters exercise their option to purchase additional shares or outstanding options are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Immediately after this offering, and the concurrent private placement, based upon the number of shares outstanding as of March 31, 2021 (including the conversion of all of our shares of convertible preferred stock outstanding as of March 31, 2021 into 21,435,632 shares of our common stock), we will have outstanding a total of 30,798,988 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, substantially all of the shares of our common stock sold in this offering (excluding any shares sold to our director or officers in the directed share program), plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. Based upon the number of shares outstanding as of March 31, 2021, up to approximately 22,465,655 additional shares of common stock will be eligible for sale in the public market, approximately 9,741,830 of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The representatives of the underwriters may, however, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of March 31, 2021, approximately 3,408,071 shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of approximately 21,435,632 shares of our common stock, or approximately 70% of our total outstanding shares of common stock as of March 31, 2021, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of March 31, 2021, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 95.2% of our voting stock and, upon the closing of this offering and the concurrent private placement, that same group will hold approximately 70.0% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use the net proceeds of this offering, together with our existing cash and cash equivalents, to fund the advancement of bomedemstat; our next generation product candidates; our other research and development activities; and the remainder for working capital and other general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

∎	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

∎	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

∎

the exclusive right of our board of directors to elect a director to fill a vacancy, however occurring, including by an expansion of the board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

∎

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

∎	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

∎

the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

∎	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

∎

the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

∎

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers will provide that:

∎

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

∎	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

∎

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

∎

we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

∎

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

∎	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

While we maintain a directors’ and officers’ insurance policy, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. In addition, this choice of forum provision may result in increased costs to stockholders to bring a claim for any such disputes. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

General Risk Factors

If we sell shares of our common stock in future financings stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management’s attention from other business concerns.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the U.S. Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations and prospects. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are an “emerging growth company” and “smaller reporting company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and a “smaller reporting company,” as defined in the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies or smaller reporting companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, and our annual revenues exceed $100 million during such fiscal year, or (2) our annual revenues do not exceed $100 million during such fiscal year, and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

If we fail to implement and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

To comply with the requirements of being a reporting company under the Exchange Act, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to implement and maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

∎	our expectations regarding the size of the potential patient populations for bomedemstat, our other product candidates and any future product candidates, if approved for commercial use;

∎	our clinical and regulatory development plans;

∎	our expectations with regard to the data to be derived in our clinical trials of bomedemstat;

∎	the timing of commencement of future nonclinical studies and clinical trials and research and development programs;

∎	our ability to acquire, discover, develop and advance product candidates into, and successfully complete, clinical trials;

∎	our intentions and our ability to establish collaborations and/or partnerships;

∎	the timing or likelihood of regulatory filings and approvals for our product candidates;

∎	our commercialization, marketing and manufacturing capabilities and expectations;

∎	our intentions with respect to the commercialization of our product candidates;

∎	the pricing and reimbursement of our product candidates, if approved;

∎	the implementation of our business model and strategic plans for our business, product candidates and technology platforms, including additional indications for which we may pursue;

∎	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, including the projected terms of patent protection;

∎	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

∎	our use of proceeds from this offering;

∎	our future financial performance;

∎	developments and projections relating to our competitors and our industry, including competing therapies and procedures; and

∎	other risks and uncertainties, including those listed in the section titled “Risk Factors.”

These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See section titled “Where You Can Find More Information.”

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 7,000,000 shares of our common stock in this offering will be approximately $94.5 million at an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $109.1 million at an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive $20.0 million from the sale of 1,333,333 shares of our common stock in the concurrent private placement to Pfizer at the assumed public offering price of $15.00 per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $6.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $14.0 million based on the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, and the concurrent private placement, although it may impact the amount of time prior to which we may need to seek additional capital.

The private placement with Pfizer is contingent upon, and will occur concurrently with, the closing of this offering.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We currently expect to use the net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and short-term investments, as follows:

∎	Approximately $50.0 million to fund the clinical development of bomedemstat for ET through the completion of both our ongoing Phase 2 clinical trial and our planned Phase 3 clinical trial;

∎	Approximately $10.0 million to fund the clinical development of bomedemstat for MF through the completion of both our ongoing and planned Phase 2 clinical trials;

∎	Approximately $5.0 million to fund cGMP process development for bomedemstat;

∎	Approximately $5.0 million to fund the development of bomedemstat for additional indications, and for the development of our additional pipeline candidates;

∎	Approximately $15.0 million to fund our internal research expenses; and

∎	The remainder for general corporate purposes.

Pending the specific use of net proceeds as described in this prospectus, we intend to invest the net proceeds to us from this offering in short- and intermediate-term investment grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

This expected use of the net proceeds from this offering and the concurrent private placement represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. For example, we may use a portion of the net proceeds for the acquisition of businesses or technologies to continue to build our pipeline, our research and development capabilities and our intellectual property portfolio, although we currently have no agreements, commitments or understandings with respect to any such transactions.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from pre-clinical and clinical trials and any unforeseen cash needs. Moreover, our estimates of the costs to fund our development programs are based on current assumptions and business conditions. If these assumptions or business conditions were to change, our costs to fund our operations could increase. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and the concurrent private placement.

We believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds from this offering and the concurrent private placements, will be sufficient to fund our planned operations into 2024. After this offering, we will require substantial capital in order to advance our current and future product candidates through clinical trials, regulatory approval and commercialization. For additional information regarding our potential capital requirements, see “Risk Factors—We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2021:

∎	on an actual basis;

∎

on a pro forma basis, giving effect to: (i) the conversion of all outstanding shares of our convertible preferred stock, as if such conversion occurred on March 31, 2021, into an aggregate of 21,435,632 shares of our common stock; (ii) the related reclassification of the convertible preferred stock aggregate carrying value to permanent equity; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

∎

on a pro forma as adjusted basis to give further effect to (1) the sale of 7,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (2) the sale of $20 million worth of shares of common stock in the concurrent private placement to Pfizer at the assumed public offering price of $15.00 per share.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering and the private placement will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF MARCH 31, 2021
	(in thousands, except share and per share data)
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
Cash, cash equivalents and short-term investments	$82,740	$82,740	$197,190

Convertible preferred stock, par value $0.0001; 180,059,639 shares authorized, 21,435,632 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	162,612	—	—

Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001; 228,300,000 shares authorized, 1,030,023 shares issued and outstanding, actual; 300,000,000 shares authorized, 22,465,655 issued and outstanding, pro forma; 300,000,000 shares authorized, 30,798,988 shares issued and outstanding, pro forma as adjusted	—	2	3
Additional paid-in capital	1,880	164,490	278,939
Accumulated other comprehensive loss	9	9	9
Accumulated deficit	(77,451)	(77,451)	(77,451)

Total stockholders’ (deficit) equity	$(75,562)	$87,050	$201,500

Total capitalization	$87,050	$87,050	$201,500

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $14.0 million based on the assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us remains the same. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the table above are based on 22,465,655 shares of our common stock outstanding as of March 31, 2021 (including conversion of all of our outstanding shares of convertible preferred stock into 21,435,632 shares of our common stock), and excludes:

∎	2,976,906 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2021 having a weighted-average exercise price of $3.10 per share;

∎	259,523 shares of our common stock issuable upon the exercise of options granted subsequent to March 31, 2021, with a weighted-average exercise price of $7.06 per share;

∎	431,165 shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Plan, as amended, as of March 31, 2021;

∎

3,450,000 shares of common stock reserved for issuance pursuant to future awards under our 2021 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock; and

∎

350,000 shares of common stock reserved for issuance pursuant to future awards under our 2021 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock.

DILUTION

If you invest in our common stock in this offering, your ownership will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2021, we had a historical net tangible book value (deficit) of $(76.4) million, or $(74.13) per share of common stock. Our historical net tangible book value (deficit) represents our total tangible assets less deferred offering costs, our total liabilities and convertible preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of our common stock outstanding as of March 31, 2021.

Our pro forma net tangible book value as of March 31, 2021 was $86.3 million, or $3.84 per share. Pro forma net tangible book value represents the amount of our tangible assets less our deferred offering costs and total liabilities, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,435,632 shares of common stock as if such conversion had occurred on March 31, 2021. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares of common stock outstanding as of March 31, 2021, after giving effect to the conversion of our convertible preferred stock.

After giving further effect to the sale by us of 7,000,000 shares of common stock in this offering at the assumed initial public offering price of $15.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of $20 million worth of shares of common stock in the concurrent private placement to Pfizer at an assumed initial public offering price of $15.00 per share, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $201.5 million, or $6.54 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $2.70 per share to our existing stockholders and an immediate dilution of $8.46 per share to new investors participating in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of March 31, 2021	$(74.13)
Pro forma increase in net tangible book value (deficit) per share attributable to the pro forma transactions described above	77.97

Pro forma net tangible book value per share as of March 31, 2021	3.84
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering and the concurrent private placement	2.70

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement		6.54

Dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering and the concurrent private placement		$8.46

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $0.21 and $(0.21), respectively, and the dilution per share to new investors participating in this offering by $0.79 or $(0.79) , per share respectively, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase of 1,000,000 shares in the number of common shares offered by us would increase the pro forma as adjusted net tangible book value per share after this offering by $0.23 and decrease the dilution per share to new investors participating in this offering by $(0.23), assuming no change to the assumed initial public offering price per share of $15.00 and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $0.25 and increase the dilution per share to new investors participating in this offering by $0.25, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of common stock from us, the pro forma as adjusted net tangible book value after this offering would be $6.79 per share, the increase in pro forma net tangible book value would be $0.24 per share and the dilution to new investors would be $8.21 per share, in each case assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus

The following table summarizes, as of March 31, 2021, on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. This calculation is based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	TOTAL SHARES		TOTAL CONSIDERATION		WEIGHTED- AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	22,465,655	72.9%	$162,967,655	56.6%	$7.25
New investors in IPO	7,000,000	22.8	105,000,000	36.5	15.00
Private placement investor	1,333,333	4.3	19,999,995	6.9	15.00

Total	30,798,988	100%	$287,967,650	100%

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2021 and excludes the following:

∎	2,976,906 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2021 having a weighted-average exercise price of $3.10 per share;

∎	259,523 shares of our common stock issuable upon the exercise of options granted subsequent to March 31, 2021, with a weighted-average exercise price of $7.06 per share;

∎	431,165 shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Plan, as amended, as of March 31, 2021;

∎

3,450,000 shares of common stock reserved for issuance pursuant to future awards under our 2021 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock; and

∎

350,000 shares of common stock reserved for issuance pursuant to future awards under our 2021 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock.

To the extent any outstanding options are exercised, or we issue additional equity or convertible debt securities in the future, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.”

Overview

We are a clinical-stage biopharmaceutical company discovering and developing small molecule product candidates that target lysine-specific demethylase 1, or LSD1, an enzyme that plays a central role in the production of blood cells in the bone marrow. We are focused on improving the quality of life of patients with cancer and bone marrow diseases in addition to prolonging their lives. Our lead product candidate is bomedemstat for the treatment of certain myeloproliferative neoplasms, or MPNs, a family of related, chronic cancers of the bone marrow. The three most common MPNs are myelofibrosis, or MF, essential thrombocythemia, or ET, and polycythemia vera, or PV. We are currently enrolling patients in a Phase 2 clinical trial of bomedemstat for the treatment of ET and have completed enrollment for a Phase 2 clinical trial of bomedemstat for the treatment of MF. In our Phase 2 clinical trial in ET through May 18, 2021, interim and unaudited data from 28 patients demonstrates that a significant proportion of patients achieved a platelet count in the normal range within eight weeks. In our Phase 2 clinical trial in MF through May 17, 2021, interim and unaudited data from 86 patients demonstrates that bomedemstat has resulted in improvements in patient symptoms, reductions in spleen volume and reduction in mutant allele frequency, or MAF, the proportion of blood cells with mutations that drive this disease. We believe bomedemstat has the potential to address unmet medical need in MF as a monotherapy as well as in combination with inhibitors of Janus-associated kinase. Bomedemstat has been generally well-tolerated in both ET and MF patients in these trials. We are pursuing the development of bomedemstat as a potentially disease-modifying therapy in ET and MF to address the limitations of currently approved therapies. Based on the current rate of enrollment for the Phase 2 clinical trial in ET, we expect to receive FDA clearance for a registrational Phase 3 clinical trial for ET in 2022, with the first patient dosed thereafter. In addition, in 2021, we expect to support an investigator-sponsored Phase 2 clinical trial of bomedemstat in combination with ruxolitinib for the treatment of patients with MF.

Since our inception in 2012, we have devoted the majority of our efforts to business planning, research and development of our lead product candidate bomedemstat, including by conducting clinical trials and preclinical studies, raising capital and recruiting management and technical staff to support these operations. To date, we have not generated any revenue from product sales as our lead product candidate has not been approved for commercialization. We have historically financed our operations primarily through the sale of convertible preferred stock.

We have incurred recurring losses since our inception, including net losses of $10.9 million and $17.8 million for the years ended December 31, 2019 and 2020, respectively, and net losses of $4.2 million and $7.1 million for the three months ended March 31, 2020 and 2021, respectively. In addition, as of March 31, 2021, we had an accumulated deficit of $77.5 million. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future as we:

∎	continue to advance bomedemstat and any future product candidates through clinical trials;

∎	seek regulatory approval for bomedemstat and any future product candidates;

∎	expand our clinical, regulatory, quality, manufacturing and commercialization capabilities;

∎	protect our intellectual property;

∎	prepare for and, if approved, proceed to commercialization of bomedemstat and any future product candidates;

∎	expand our general and administrative support functions, including hiring additional personnel; and

∎	incur additional costs associated with operating as a public company.

Our net losses may vary significantly from period-to-period, depending on the timing of our clinical trials and our expenditures on other research and development activities. We will not generate any revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for bomedemstat, and we do not expect to generate other revenues from our product candidates unless and until we enter into license and development agreements with third parties. If we obtain regulatory approval for bomedemstat, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution.

As a result, we will need substantial additional funding to support our operating activities, as we advance our lead product candidate bomedemstat through clinical development, seek regulatory approval and prepare for, if our lead product candidate bomedemstat is approved, commercialization. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings and license and development agreements in connection with any future collaborations. Adequate funding may not be available to us on acceptable terms, or at all.

If we are unable to obtain funding, we will be forced to delay, reduce or eliminate some or all of our research and development activities, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Although we continue to pursue our plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. See “—Liquidity and Capital Resources.”

Impact of COVID-19 Pandemic

We continue to closely monitor the COVID-19 global pandemic and recommended containment and mitigation measures. Extraordinary actions have been taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world. These actions include travel bans, quarantines, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.

In order to operate in a safe manner, we have taken precautionary measures to minimize the risk of the virus to our employees and the communities in which we operate, including the suspension of all non-essential business travel of employees. The majority of our workforce worked remotely before the COVID-19 pandemic, thus there has been minimal disruption in our ability to ensure the effective operation of our business.

As a result of the COVID- 19 pandemic and policy responses to it, in the months between March and May 2020 we observed a measurable decrease in patient screening and patient enrollment in certain of our ongoing clinical trials. Since October 2020, patient screening and the number of patients eligible for enrollment in our clinical trials has returned to expected levels. In an effort to mitigate this risk we initiated a site in Hong Kong, an area that was not significantly impacted by COVID-19. Together with our investigators and clinical sites, we continue to assess the impact of the coronavirus pandemic on enrollment and the ability to maintain patients enrolled in our clinical trials and the corresponding impact on the timing of the completion of our ongoing clinical trials. We have assessed both capacity and the current clinical supply chain associated with the production of bomedemstat and have observed no disruptions to date in our clinical supply chain and our ability to provide supply for our on-going clinical trials. We will continue to monitor and assess the potential impact of the COVID-19 pandemic on our clinical trial supply chain.

There are many uncertainties regarding the COVID-19 pandemic, and we are closely monitoring the impact of the pandemic on all aspects of our business, including how it will impact our clinical trials, employees, suppliers, vendors and business partners. While the pandemic did not materially affect our financial results and business operations for the year ended December 31, 2020 and for the three months ended March 31, 2021, we are unable to predict the impact that COVID-19 will have on our financial position in future periods.

See the section of this prospectus titled “Risk Factors” for a further discussion of the potential adverse impact of COVID-19 on our business.

Components of Operating Results

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the discovery and clinical development of our drug candidate, which include:

∎	employee-related expenses, including salaries, related benefits, travel and non-cash stock-based compensation expenses for employees engaged in research and development functions;

∎	expenses incurred in connection with research, laboratory consumables and preclinical studies;

∎

expense incurred in connection with conducting clinical trials including investigator grants and site payments for time and pass-through expenses and expenses incurred under agreements with contract research organizations, or CROs, other vendors or central laboratories and service providers engaged to conduct our trials;

∎	the cost of consultants engaged in research and development related services and the cost to manufacture drug products for use in our preclinical studies and clinical trials; and

∎	facilities and other expenses, which include expenses for rent and maintenance of laboratory facilities, insurance and supplies.

Our research and development expenses for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021 were primarily incurred in connection with the development of our most advanced product candidate, bomedemstat. However, we have not historically tracked research and development expenses by program other than direct external expenses in conducting Phase 2 clinical trials for ET and MF. We typically have various early-stage research and drug discovery projects as well as potentially various product candidates undergoing clinical trials. Our internal resources, employees and infrastructure are not directly tied to any one research or drug discovery project and are typically deployed across multiple projects. As such, we do not maintain information regarding these costs incurred for these early-stage research and drug discovery programs on a project-specific basis.

We expense research and development costs as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers. Nonrefundable advance payments we make for goods or services to be received in future periods for use in research and development activities are deferred as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of and obtain regulatory approval for bomedemstat.

The following table summarizes our research and development expenses for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021. The external research and development costs are attributable to our clinical development candidates and preclinical candidates selected for further development. Such expenses consist primarily of:

∎	expenses incurred under agreements with contract research organizations, investigative sites and consultants that conduct our clinical trials and a substantial portion of our preclinical activities;

∎	the cost of acquiring and manufacturing clinical trial and other materials; and

∎	other costs associated with development activities.

The internal research and development costs consist primarily of personnel, facility costs, laboratory consumables and discovery and research related activities associated with our pipeline. Included within personnel-related costs is non-cash stock-based compensation expense of $0.3 million and $0.4 million for the years ended December 31, 2019 and 2020, respectively, and $0.1 million and $0.3 million for the three months ended March 31, 2020 and 2021, respectively.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
	(in thousands)
Direct External Expenses:
Clinical-stage programs:
Phase 2 for MF	$2,402	$2,896	$850	$651
Phase 2 for ET	50	2,579	783	791
Other	568	697	116	309

Total clinical-stage programs	3,020	6,172	1,749	1,751
All manufacturing costs	2,859	5,312	1,059	1,805
Preclinical programs	379	457	89	203
Unallocated Internal Expenses:
Personnel-related (including stock-based compensation)	1,620	2,658	637	923
Other	359	297	158	90

Total research and development expenses	$8,237	$14,896	$3,692	$4,772

Research and development activities are central to our business model. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. In addition, future regulatory factors beyond our control may impact our clinical development programs. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. However, we expect that our research and development expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term and in the future.

The successful development of our current product candidate and any future product candidates is highly uncertain. This is due to numerous risks and uncertainties, including the following:

∎	successful completion of preclinical studies and clinical trials;

∎	seeking regulatory approval for bomedemstat;

∎	the number of clinical sites included in the trials;

∎	the number of competitive trials in this rare disease;

∎	raising additional funds necessary to complete clinical development of such product candidates;

∎	establishing manufacturing capabilities, for clinical supplies of such product candidates;

∎	the results of our clinical trials; and

∎	maintaining a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates may significantly impact the costs and timing associated with the development of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and personnel-related expenses, including non-cash stock-based compensation, for our personnel in executive, finance and other administrative functions. General and administrative expenses also include professional fees paid for accounting, audit, legal and tax services, allocated expenses for insurance and other general and administrative costs.

We expect our general and administrative expenses to increase substantially for the foreseeable future as we continue to support our research and development activities, grow our business and, if our lead product candidate receives marketing approval, engage in commercialization activities. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing, SEC compliance related expenses and investor relations costs. We also expect to increase the size of our administrative function in preparation for becoming, and operating as, a public company.

Interest Income

Interest income consists primarily of interest income earned on our cash, cash equivalents and investment balances.

Change in Fair Value of Convertible Preferred Stock Tranche Liability

The change in fair value of our convertible preferred stock tranche liability fluctuates based on remeasurements at each reporting period. Our convertible preferred stock tranche liability stems from our obligation to issue additional shares to investors upon the closing of the second tranche of our Series B convertible preferred stock. Until settlement, fluctuations in the fair value of our convertible preferred stock tranche liability are based on the remeasurement at each reporting period. The convertible preferred stock tranche liability was settled on the closing of our Series B convertible preferred stock financing in July 2020.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense on the convertible promissory notes that we issued and sold in November 2018, in an aggregate principal amount of $2.5 million and amortization of premiums on our investment balances. The outstanding principal of our convertible promissory notes plus accrued interest thereon were converted into Series B convertible preferred stock in March 2019.

Income Tax Provision

Income tax provision primarily consists of income taxes in certain states in which we conduct business. We have a full valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and 2021

	THREE MONTHS ENDED MARCH 31,		$ CHANGE
	2020	2021
	(in thousands)
Operating expenses:
Research and development	$3,692	$4,772	$1,080
General and administrative	501	2,376	1,875

Total operating expenses	4,193	7,148	2,955

Loss from operations	(4,193)	(7,148)	(2,955)
Other income (expense), net:
Interest income	6	87	81
Change in fair value of convertible preferred stock tranche liability	(57)	—	57
Other income (expense), net	(1)	(48)	(47)

Total other income (expense), net	(52)	39	91

Net loss	$(4,245)	$(7,109)	$(2,864)

Research and Development Expenses

Research and development expenses were $3.7 million for the three months ended March 31, 2020, compared to $4.8 million for the three months ended March 31, 2021. The increase of $1.1 million was primarily due to:

∎

an increase of $0.7 million in manufacturing drug supplies for our planned clinical trials, as we advanced our current clinical programs with our lead drug candidate, bomedemstat. The manufacturing cost was primarily driven by the continued development of commercial material and material to support the ongoing and new clinical trials; and

∎	an increase of $0.3 million in personnel-related costs primarily due to growth in the number of research and development employees as we ramped up our operations.

General and Administrative Expenses

General and administrative expenses were $0.5 million for the three months ended March 31, 2020, compared to $2.4 million for the three months ended March 31, 2021. The increase of $1.9 million was primarily due to an increase of $0.8 million in professional fees attributable to accounting, legal and audit costs incurred in connection with our preparation to become a public company and $0.8 million in compensation and personnel-related costs as a result of increased headcount.

Interest Income

Interest income was $0.1 million for the three months ended March 31, 2021. The increase of $0.1 million compared to the three months ended March 31, 2020 was due to the higher average investments balances as of March 31, 2021 compared to March 31, 2020 due to the closing of our Series B and C convertible preferred stock financings in 2020.

Change in Fair Value of Convertible Preferred Stock Tranche Liability

The change in fair value of our convertible preferred stock tranche liability of $0.1 million for the three months ended March 31, 2020 was attributable to changes in the fair value of the underlying preferred stock as of March 31, 2020. The convertible preferred stock tranche liability was settled in July 2020.

Other Income (Expense), Net

Other income (expense), net was $48,000 for the three months ended March 31, 2021 and primarily consisted of the amortization of premiums on our investments balance as of March 31, 2021.

Comparison of the Years Ended December 31, 2019 and 2020

	YEAR ENDED DECEMBER 31,		$ CHANGE
	2019	2020
	(in thousands)
Operating expenses:
Research and development	$8,237	$14,896	$6,659
General and administrative	2,419	3,176	757

Total operating expenses	10,656	18,072	7,416

Loss from operations	(10,656)	(18,072)	(7,416)
Other income (expense), net:
Interest income	38	48	10
Change in fair value of convertible preferred stock tranche liability	(248)	214	462
Other income (expense), net	(36)	(20)	16

Total other income (expense), net	(246)	242	488

Loss before income tax expense	(10,902)	(17,830)	(6,928)
Income tax expense	—	(3)	(3)

Net loss	$(10,902)	$(17,833)	$(6,931)

Research and Development Expenses

Research and development expenses were $8.2 million for the year ended December 31, 2019, compared to $14.9 million for the year ended December 31, 2020. The increase of $6.7 million was primarily due to:

∎

an increase of $3.2 million in clinical activities relating to ongoing studies and clinical trials in ET and MF, including a $2.5 million increase in the ET trial, as a result of site initiations and patient enrollments in 2020;

∎

an increase of $2.5 million in manufacturing drug supplies for our planned clinical trials, as we advanced our current clinical programs for our lead product candidate bomedemstat. The manufacturing cost was primarily driven by the continued development of commercial material and material to support the ongoing and new clinical trials; and

∎	an increase of $1.0 million in personnel-related costs, primarily due to growth in the number of our research and development employees as we ramped up our operations.

General and Administrative Expenses

General and administrative expenses were $2.4 million for the year ended December 31, 2019, compared to $3.2 million for the year ended December 31, 2020. The increase of $0.8 million was primarily due to an increase of $0.5 million in professional fees attributable to accounting and audit costs incurred in connection with our preparation to become a public company and an increase of $0.1 million in personnel-related costs.

Interest Income

Interest income was $38,000 for the year ended December 31, 2019, compared to $48,000 for the year ended December 31, 2020. The increase of $10,000 was due to the higher average short-term investments balances during 2020 compared to 2019 due to the closing of our Series B and C convertible preferred stock financing in 2020.

Change in Fair Value of Convertible Preferred Stock Tranche Liability

The $0.5 million change in fair value of our convertible preferred stock tranche liability for the year ended December 31, 2020 was attributable to changes in the fair value of the underlying preferred stock.

Other Income (Expense), Net

Other income (expense), net was $36,000 for the year ended December 31, 2019, compared to $20,000 for the year ended December 31, 2020. The decrease of $16,000 was attributable to the decrease in interest expense on our convertible promissory notes, which converted into Series B convertible preferred stock in 2019.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have financed our operations primarily with the proceeds from the sale and issuance of our convertible preferred stock, including proceeds from our issuance and sale of convertible promissory notes. As of March 31, 2021, we have raised aggregate net cash proceeds of $164.8 million from the sale and issuance of our convertible preferred stock, including convertible promissory notes. As of March 31, 2021, our cash, cash equivalents and short-term investments totaled $82.7 million.

Future Funding Requirements

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities, particularly as we advance our bomedemstat into later stages of development and conduct larger clinical trials, seek regulatory approvals for and commercialize any product candidates that successfully complete clinical trials, hire additional personnel and invest in and grow our business, expand and protect our intellectual property portfolio, and operate as a public company. The timing and amount of our operating expenditures will depend on many factors, including:

∎

the scope, progress, results and costs of researching and developing bomedemstat, our other product candidates or any other future product candidates, and conducting preclinical studies and clinical trials, including our ongoing Phase 2 clinical trials and any delays related to the COVID-19 pandemic;

∎	the timing of, and the costs involved in, obtaining regulatory approvals for bomedemstat our other product candidates or any other future product candidates;

∎	the number and characteristics of any additional product candidates we develop or acquire;

∎	the cost of manufacturing bomedemstat, our other product candidates and any future products, including supply for clinical development as well as potential commercial use;

∎	the cost of building a sales force in anticipation of product commercialization;

∎	the cost of commercialization activities, including marketing, sales and distribution costs;

∎

our ability to establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

∎	any product liability or other lawsuits related to our products;

∎	the expenses needed to attract, hire and retain skilled personnel;

∎	the costs associated with being a public company;

∎	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio;

∎	the timing, receipt and amount of sales of any future approved products, if any; and

∎	the impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

Without giving effect to the anticipated net proceeds from this offering and the concurrent private placement, based upon our current operating plan we believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. However, based upon our current operating plan, we believe that the anticipated net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operating expenses and capital expenditure requirements through 2024. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We expect to continue to expend significant resources for the foreseeable future.

Until such time as we can generate significant revenue from sales of our lead product candidate or any future product candidates, if ever, we expect to finance our operations through public or private equity offerings or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing can involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets. Insufficient liquidity may also require us to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability.

Historical Cash Flows

The following table summarizes our cash flows for each of the periods indicated:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
	(in thousands)
Net cash used in operating activities	$(10,008)	$(16,942)	$(3,759)	$(7,054)
Net cash (used in) provided by investing activities	(2,728)	(74,342)	1,750	(3,228)
Net cash provided by financing activities	16,439	105,589	—	—

Net increase (decrease) in cash and cash equivalents	$3,703	$14,305	$(2,009)	$(10,282)

Cash Flows from Operating Activities

Cash used in operating activities for the three months ended March 31, 2021 was $7.1 million, which consisted of a net loss of $7.1 million and a $0.3 million net change in our net operating assets and liabilities, partially offset by $0.4 million in non-cash charges related primarily to stock-based compensation. The net change in our operating assets and liabilities was primarily due to an increase of $1.4 million in account payables due to timing difference of processing invoices, which were partially offset by an increase of $0.8 million in other long-term assets in connection with the $0.7 million in prepaid expenses and other current assets due to the timing of payments and a decrease of $0.2 million in accrued expenses and other current liabilities.

Cash used in operating activities for the three months ended March 31, 2020 was $3.8 million, which consisted of a net loss of $4.2 million, partially offset by a net change of $0.3 million in our net operating assets and liabilities and $0.1 million in non-cash charges related to stock-based compensation and the change in the fair value of our convertible preferred stock tranche liability. The net change in our operating assets and liabilities was primarily due to an increase of $0.2 million in accrued expenses and other current liabilities and $0.2 million in accounts payable as we expanded our operations, partially offset by an increase of $0.1 million in prepaid expenses.

Cash used in operating activities for the year ended December 31, 2020 was $16.9 million, which consisted of a net loss of $17.8 million, partially offset by $0.2 million in non-cash charges and a net change of $0.7 million in our net operating assets and liabilities. The non-cash charges consisted of stock-based compensation of $0.4 million, partially offset by the change in fair value of our convertible preferred stock tranche liability of $0.2 million. The net change in our operating assets and liabilities was primarily due to an increase of $2.5 million in accrued and other current liabilities as we expanded our operations, partially offset by an increase of $0.4 million in prepaid expenses and other current assets and an increase of $1.4 million in other long-term assets related to long-term deposits for clinical studies, due to the timing of payments.

Cash used in operating activities for the year ended December 31, 2019 was $10.0 million, which consisted of a net loss of $10.9 million, partially offset by $0.6 million in non-cash charges and a net change of $0.3 million in our net operating assets and liabilities. The non-cash charges consisted of stock-based compensation of $0.3 million, a change in fair value of our convertible preferred stock tranche liability of $0.2 million and accrued interest of $0.1 million. The net change in our operating assets and liabilities was primarily due to increases of $0.6 million in accounts payable and $0.3 million in accrued and other current liabilities as we expanded our operations, which was partially offset by an increase of $0.6 million in prepaid expenses and other current assets due to the timing of payments.

Cash Flows from Investing Activities

Cash used in investing activities for the three months ended March 31, 2021 was $3.2 million, which consisted of $14.7 million related to purchases of investments, partially offset by $11.5 million from maturities of investments.

Cash provided by investing activities for the three months ended March 31, 2020 was $1.8 million, which consisted of proceeds from maturities of investments.

Cash used in investing activities for the year ended December 31, 2020 was $74.3 million, which consisted of $81.1 million related to purchases of investments, partially offset by $6.8 million from maturities of investments.

Cash used in investing activities for the year ended December 31, 2019 was $2.7 million and related to purchases of investments.

Cash Flows from Financing Activities

The Company did not have any cash flows from financing activities for the three months ended March 31, 2020 and 2021.

Cash provided by financing activities for the year ended December 31, 2020 was $105.6 million and primarily related to net proceeds from the issuance of shares of our Series B and Series C convertible preferred stock.

Cash provided by financing activities for the year ended December 31, 2019 was $16.4 million and related to net proceeds from the issuance of shares of our Series B convertible preferred stock.

Contractual Obligations and Other Commitments

We enter into contracts in the normal course of business with contract research organizations for preclinical studies, clinical trials and other services, which are generally cancellable upon written notice.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities and foreign currency. The primary objective of our investment activities is to preserve capital to fund our operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of investments in a variety of securities of high credit quality, invested in compliance with our policy.

Interest Rate Risk

We held cash, cash equivalents and short-term investments of $7.7 million, $76.6 million and $82.7 million, as of December 31, 2019 and 2020 and March 31, 2021, respectively. We generally hold our cash in interest-bearing money market accounts, short-term and long-term investments consist of government bonds. We believe historical fluctuations in interest rates have not had a material effect on our results of operations during the periods presented. Due to the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash, cash equivalents and short-term investments.

Foreign Currency

Our expenses are generally denominated in U.S. dollars. However, we make payments to a limited number of vendors for research and development services with payments denominated in foreign currencies. Our results of operations and cash flows are thereby subject to foreign currency transaction gains or losses on payments denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not had a formal hedging program with respect to foreign currency.

Critical Accounting Polices and Estimates

Management’s discussion and analysis of the financial condition and consolidated results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies used in the preparation of our consolidated financial statements are most important to understand and evaluate our reported financial results.

Research and Development Expenses

We estimate preclinical and clinical study research expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical and clinical studies and research services on our behalf. We record the costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in accrued liabilities. We accrue for these costs based on factors such as estimates of the work completed and in accordance with agreements established with our third-party service providers under the service agreements as well as communications with and information provided by our third-party service providers at each balance sheet date. We make significant judgments and estimates in determining the accrued liabilities balance. As actual costs become known, we adjust our accrued expenses. We have not experienced any material differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from our estimates, resulting in adjustments to expense in future periods. Changes in these estimates that result in material changes to our accrued costs could materially affect our results of operations.

Convertible Preferred Stock Tranche Liability

We accounted for our obligation to issue additional shares of our Series B convertible preferred stock at a fixed price in a future closing as a freestanding financial instrument that was accounted for as a liability. The liability was measured at fair value from the issuance date of our Series B convertible preferred stock and was subject to remeasurement at each reporting period with changes in fair value recognized in the statements of operations until settlement or extinguishment, based on a third-party valuation because significant inputs were not observable in the market. The convertible preferred stock tranche liability was settled on the second tranche closing of our Series B convertible preferred stock financing in July 2020.

We estimated the fair value of this liability using the Hybrid Tranche Model pricing model and assumptions that were based on the individual characteristics of the liability as of the valuation dates, as well as assumptions for time to liquidity, the probability of a second closing and the discount rate.

Stock-Based Compensation

We maintain an equity incentive plan as a long-term incentive for employees, consultants and members of our board of directors. The plan allows for the issuance of incentive stock options, or ISOs, and non-statutory options, or NSOs, to employees and to nonemployees.

We measure stock-based compensation at the date of grant, for all equity awards granted to employees and non-employees based on the fair value of the awards, including stock options and restricted shares. We estimate the fair value of stock-based awards on the date of grant using the Black-Scholes option-pricing model and the expense is recognized using the straight-line method over the requisite service period, which is generally the vesting period. We also account for forfeitures as they occur.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions to determine the fair value of stock-based awards. These assumptions include:

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method, which is based on the midpoint between the contractual term and vesting period of the stock-based awards.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the awards.

Expected Volatility—Since we have been privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the historical volatilities of comparable publicly traded life science companies over a period equal to the expected term of the awards. The comparable companies were chosen based on the similar size, stage in life cycle, or area of specialty.

Expected Dividend Yield—We have never paid and have no plans to pay any dividends on our common stock. Therefore, we used an expected dividend yield of zero.

We will continue to use judgment in evaluating the expected term and expected volatility utilized for our stock-based compensation calculations on a prospective basis.

Stock-based compensation was $0.3 million and $0.4 million during the years ended December 31, 2019 and 2020, respectively and $0.1 million and $0.3 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, we had $4.2 million of total unrecognized stock-based compensation, which we expect to recognize over a weighted-average period of 3.6 years.

Common Stock Valuations

As there has been no public market for our common stock to date, the estimated fair value of our common stock underlying our stock-based awards were estimated on each grant date by our management and approved by our board of directors. Our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development, the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, our financial condition and operating results, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of marketability of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For our valuation performed as of March 15, 2019 and October 31, 2020, we used a hybrid method which combines the probability-weighted expected return method, or PWERM, model and the option pricing method, or OPM, based on our Series B and Series C convertible preferred stock financing to determine our estimated enterprise value. Under the hybrid method, we estimate the probability-weighted enterprise value across multiple scenarios including various exit outcomes but used the OPM to estimate the allocation of value within those scenarios. Our approach included estimating the probability that our future financings would meet certain criteria.

For our valuations performed as of January 31, 2020 and July 2, 2020, we used a hybrid method between the PWERM model and the OPM income approach to determine our estimated enterprise value. Under the hybrid method, we estimate the probability-weighted enterprise value across multiple scenarios but used OPM to estimate the allocation of value within those scenarios.

After the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

The intrinsic value of all outstanding options as of March 31, 2021 was $35.4 million based on the estimated fair value of our common stock of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

Emerging Growth Company Status

We are an emerging growth company under the JOBS Act. As an emerging growth company, we may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (a) no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company discovering and developing small molecule product candidates that target lysine-specific demethylase 1, or LSD1, an enzyme that plays a central role in the production of blood cells in the bone marrow. We are focused on improving the quality of life of patients with cancer and bone marrow diseases in addition to prolonging their lives. Our lead product candidate is bomedemstat for the treatment of certain myeloproliferative neoplasms, or MPNs, a family of related, chronic cancers of the bone marrow. The three most common MPNs are myelofibrosis, or MF, essential thrombocythemia, or ET, and polycythemia vera, or PV. We are currently enrolling patients in a Phase 2 clinical trial of bomedemstat for the treatment of ET, and have completed enrollment for a Phase 2 clinical trial of bomedemstat for the treatment of MF. In our Phase 2 clinical trial in ET through May 18, 2021, interim and unaudited data from 28 patients demonstrates that a significant proportion of patients achieved a platelet count in the normal range within eight weeks. In our Phase 2 clinical trial in MF through May 17, 2021, interim and unaudited data from 86 patients demonstrates that bomedemstat has resulted in improvements in patient symptoms, reductions in spleen volume and reduction in mutant allele frequency, or MAF, the proportion of blood cells with mutations that drive this disease. We believe bomedemstat has the potential to address unmet medical need in MF as a monotherapy as well as in combination with inhibitors of Janus-associated kinase. Bomedemstat has been generally well-tolerated in both ET and MF patients in these trials. We are pursuing the development of bomedemstat as a potentially disease-modifying therapy in ET and MF to address the limitations of currently approved therapies. Based on the current rate of enrollment for the Phase 2 clinical trial in ET, we expect to receive FDA clearance for a registrational Phase 3 clinical trial for ET in 2022, with the first patient dosed thereafter. In addition, in 2021, we expect to support an investigator-sponsored Phase 2 clinical trial of bomedemstat in combination with ruxolitinib for the treatment of patients with MF.

LSD1, discovered in 2004, is one of over one hundred known epigenetic proteins that regulate gene expression through chemical modifications of proteins, RNA and DNA. LSD1 regulates the maturation of blood stem cells and is essential for the differentiation of progenitor cells into mature megakaryocytes and granulocytes. Given the critical role that LSD1 plays in the function of malignant blood cells, targeting LSD1 for the treatment of blood cancers offers a new mechanism for the treatment of diseases associated with high morbidity and mortality. While LSD1 is rarely mutated in cancer, elevated levels of wild-type LSD1 are common in many blood cancers and solid tumors and correlate with a poor prognosis in high-risk prostate and breast cancer patients. In published animal studies, inhibiting LSD1 has had potent anti-tumor effects in cancer models including those for acute myeloid leukemia, or AML, prostate cancer and breast cancer. In addition, inhibiting LSD1 in combination with a PD-1 inhibitor, or a BCL-2 inhibitor such as venetoclax, has been shown to stop the growth of tumor cells, in contrast to the limited activity of either compound alone.

We are also developing bomedemstat and other novel LSD1-targeting product candidates for additional indications in areas of high unmet medical need. We are supporting an ongoing investigator-sponsored trial evaluating bomedemstat in patients with PV who have failed at least one standard therapy. Additionally, we aim to evaluate novel LSD1 inhibitors for the treatment of hemoglobinopathies such as sickle cell disease, or SCD, and thalassemia. Finally, we are currently engaged in lead discovery of small molecules that target LSD1 for degradation and intend to develop these novel LSD1-degrading molecules for solid tumor indications.

Our Pipeline

Our current pipeline of product candidates targeting LSD1 in various blood cancers, and the next anticipated milestones, are summarized in the chart below.

Our Team

Since our founding in 2012, we have been focused on discovering and developing small-molecule inhibitors of LSD1. Hugh Y. Rienhoff, Jr., M.D., our Founder and Chief Executive Officer, previously served as Chief Executive Officer of FerroKin BioSciences, a company focused on hemoglobinopathies, until its acquisition by Shire Pharmaceuticals. Along with Dr. Rienhoff, we have assembled a highly experienced team in small molecule drug discovery and clinical development as well as developing therapeutics for hemoglobinopathies and cancer. The efforts to date in developing inhibitors for LSD1 has resulted in a set of insights and capabilities that have allowed us to achieve significant progress.

Our Strategy

We are developing internally-discovered novel inhibitors and degraders of LSD1 to improve the quality of life of patients with cancer and bone marrow diseases in addition to prolonging their lives. In order to achieve this vision, key elements of our strategy include:

∎	Advancing Bomedemstat to Regulatory Approval for Essential Thrombocythemia

By managing elevated platelets, the primary risk factor for thrombosis in ET, we believe bomedemstat has the potential to address a poorly met need in the 20% of ET patients who are intolerant or resistant to hydroxyurea, the current standard-of-care. In our Phase 2 clinical trial in ET as of May 18, 2021, bomedemstat has been generally well tolerated, and a significant proportion of patients achieved a platelet count in the normal range within eight weeks. We are continuing to enroll patients in this trial and expect to complete enrollment in 2021. We have recently held preliminary discussions with the U.S. Food and Drug Administration, or FDA, about key trial design parameters for a registration-directed Phase 3 program of bomedemstat for the treatment of ET. Based on these discussions, we believe a two-arm trial comparing bomedemstat to best available therapy to evaluate the normalization of hematologic parameters in the absence of hemorrhagic and thromboembolic events may provide the basis for regulatory approval for the second-line treatment of ET. Based on the current rate of enrollment for the Phase 2 clinical trial in ET, we expect to receive FDA clearance for a registrational Phase 3 pivotal program in 2022, with the first patient dosed thereafter. With positive results from the pivotal clinical program, we would expect to submit applications for regulatory approval with the FDA and the EMA for ET.

∎	Advancing Bomedemstat to Regulatory Approval for Myelofibrosis

We believe there is significant unmet need for a disease modifying therapy such as bomedemstat, particularly in the initial addressable patient population of patients with MF whose disease is not adequately managed with ruxolitinib. In our Phase 2 clinical trial in MF as of May 17, 2021, bomedemstat has been generally well-tolerated and resulted in improvements in patient symptoms, reductions in spleen volume, and reduction in MAF. We believe these encouraging data support continued clinical development of bomedemstat. We have completed enrollment in a Phase 2 clinical trial of bomedemstat monotherapy in patients with advanced MF.

In addition, in 2021, we expect to support an investigator-sponsored clinical trial of bomedemstat in combination with ruxolitinib for the treatment of patients with MF. This trial will include both patients with MF who have not received any prior treatment, as well as those currently receiving ruxolitinib, but not achieving adequate symptom control or spleen volume reduction.

Based upon the results from our ongoing monotherapy and contemplated combination clinical trials, we intend to have discussions with the FDA about the endpoints and control arm for a registrational Phase 3 program in MF. Following these discussions, we may choose to initiate such a program. With positive results from the pivotal clinical program, we would expect to submit an NDA seeking regulatory approval from the FDA and an MAA from the EMA for MF.

∎	Developing Bomedemstat and Other Novel LSD1-Targeting Product Candidates for Additional Indications, Including Polycythemia Vera, Hemoglobinopathies and Solid Tumors

LSD1 inhibition modulates the proliferation of malignant blood cells and we believe it therefore represents a viable therapeutic approach to treating PV, an MPN characterized by the excessive production of red blood cells. While there are some available treatments for PV, namely, phlebotomy for low-risk patients and hydroxyurea for high-risk patients, there are no curative therapies for the disease. We believe bomedemstat represents a novel therapeutic option for this patient population; as an LSD1 inhibitor, the product candidate has the potential to address the significant unmet need for a disease-modifying therapy. An ongoing investigator-sponsored Phase 2 trial is evaluating bomedemstat in up to approximately 10 patients with PV who have failed at least one standard therapy.

In addition, we aim to evaluate novel LSD1 inhibitors for the treatment of hemoglobinopathies such as SCD and thalassemia. Defects in adult hemoglobin can contribute to such hemoglobinopathies. Fetal hemoglobin, which normally shuts off shortly after birth, can compensate for these defects, however, and inhibition of LSD1 can induce the production of fetal hemoglobin. Thus, we plan to develop novel LSD1 inhibitors designed to provide fetal hemoglobin levels capable of treating these hemoglobinopathies. Lead optimization and preclinical studies are ongoing, and the next milestone for this program would be to nominate a clinical candidate.

Finally, we are developing novel LSD1-degrading molecules for solid tumor indications. LSD1 catalyzes the removal of methyl groups from lysines, and bomedemstat inhibits this enzymatic activity. However, LSD1 also serves as a scaffold for other proteins such as DNA methyltransferase 1, or DNMT1, which can attach to LSD1 thereby adding additional epigenetic regulation. Therefore, the loss of the LSD1 protein through degradation can have a broader range of effects than inhibiting its enzymatic activity alone. Hence, we are currently engaged in lead discovery of small molecules that target LSD1 for degradation and intend to identify degraders with sufficient anti-tumor activity in mouse models of prostate cancer and other cancers to nominate a clinical candidate.

∎	Retaining Rights and Maximizing the Value of our LSD1 Portfolio

We currently own worldwide rights to bomedemstat, as well as our pipeline of novel, internally-discovered LSD1 inhibitors and degraders that are currently in preclinical development. We plan to retain the rights to our programs to maximize the therapeutic potential of our pipeline and to allow for selective engagement in terms of entering into strategic partnerships.

Epigenetics and its Role in Cancer

Epigenetics is the mechanism by which gene expression is regulated through chemical modifications of proteins, RNA and DNA, without altering the underlying DNA sequence. Mutations in genes coding for protein with epigenetic functions play a role in the development of cancer. The regulation of epigenetic changes is involved in every known important biological process, from embryo development to memory formation. Epigenetic mechanisms include chemical modifications to DNA itself, the most common of which is known as DNA methylation, and similar chemical modifications to a class of proteins known as histones, which bind to DNA and regulate gene expression and cell division. These modifications attract or repel the molecular machinery responsible for turning on and off gene expression, or transcription. Collectively, these epigenetic modifications represent a code that is monitored by the cell and influences gene transcription.

While epigenetic processes are required for normal development, the disruption of these processes can lead to altered gene expression and ultimately malignant cellular transformation. The connection between epigenetics and cancer was initially established by research that identified abnormal DNA methylation patterns that disrupted normal gene expression, promoting uncontrolled cell division. Other academic research in which thousands of different cancer cell genomes have been sequenced, identified mutations in many genes coding for epigenetic proteins. These mutations lead to the loss of regulation of the normally tight cellular control on growth and differentiation.

Nine drugs with epigenetic targets are currently approved in the United States for the treatment of various blood cancers, solid tumors and viral infections: two DNMT1 inhibitors; four histone deacetylase inhibitors; two inhibitors of isocitrate dehydrogenases, or IDHs; and one inhibitor of “enhancer of zeste homologue” 2, or EZH2. These drugs either block the chemical modification of DNA or histones, proteins that spool DNA into a more compact form called chromatin, or block the removal of such modifications. Several of these have become standard-of-care treatments, such as the DNMT1 inhibitors azacitidine and decitabine, which are used for the front-line treatment of AML, and myelodysplastic syndromes, or MDS, validating the targeting of epigenetic proteins for the treatment of cancer.

LSD1

One specific epigenetic target, LSD1, was discovered in 2004, and plays a central role in the production of blood cells in the bone marrow. This enzyme removes methyl groups from a specific amino acid, lysine, on a specific histone known as histone H3. Experiments that selectively reduce or eliminate the function of LSD1 have demonstrated that the enzyme regulates the proliferation of blood stem cells and is essential for the differentiation of progenitor cells into mature megakaryocytes and granulocytes. These megakaryocytes produce inflammatory cytokines and growth factors that drive MPN symptoms. In addition, based on animal studies, LSD1 inhibition can limit the self-renewal of malignant blood-forming stem cells, thereby reducing the proportion of mutant cells. By reducing the MAF in patients with MPNs, LSD1 inhibition may result in improved survival in these patients. Given the critical role that LSD1 plays in the function of malignant blood cells, targeting LSD1 for the treatment of blood cancers offers a potential new mechanism for the treatment of diseases associated with high morbidity and mortality. LSD1 is also believed to play a role in neuronal survival and the development of dendritic spines, specialized structures in the brain that contribute to memory formation.

While LSD1 is rarely mutated in cancer, elevated levels of wild-type LSD1 are common in many blood cancers and solid tumors and are correlated with poor prognosis in high-risk prostate and breast cancer.

The potential therapeutic effect of inhibiting LSD1 has been observed in models of a variety of cancers and bone marrow diseases. Based on published animal studies, inhibiting LSD1 has had potent anti-tumor effects in cancer models including those for AML, prostate cancer and breast cancer. In addition, inhibiting LSD1 in combination with a PD-1 inhibitor, or the BCL-2 inhibitor such as venetoclax, has been shown to stop the growth of tumor cells, in contrast to the limited activity of either compound alone.

Myeloproliferative Neoplasms

MPNs are a family of related, chronic cancers of the bone marrow. The three main MPNs are ET, MF and PV. Hallmarks of these neoplasms are inflammation and bone marrow scarring in MF, increased platelet count in ET and increased red cell mass in PV.

Common symptoms of MPNs include fatigue, itching, weight loss, night sweats, fever, difficulty breathing, abdominal swelling and discomfort due to spleen enlargement, bruising and stroke, all of which can be devastating and debilitating. Patients with ET and PV can progress to MF, and all MPN patients have a risk that their cancer transforms to AML, which has a median survival of three to five months.

The MPNs generally arise from mutations in the blood-forming stem cells of the bone marrow. The genes most commonly mutated in MPNs are Janus-associated kinase 2, or JAK2, myeloproliferative leukemia virus oncogene, or MPL, and calreticulin, or CALR. These mutations alter the amino acid composition of these protein in such a way that they constitutively activate the normal signaling pathways that stimulates the production of all blood cells. Mutations that result in the continuous activation of the JAK-STAT pathway stimulate excess production of red cells, white cells, platelets, and inflammatory hormones.

Myelofibrosis

MF is the MPN associated with the shortest median survival from the time of diagnosis — approximately five years. Based on published epidemiology and our internal estimates, we believe the prevalence of MF in the United States is approximately 18,000 to 20,000 patients.

Among the MPNs, the constitutional symptoms of MF place the greatest burden on patients’ quality of life. These generalized symptoms are typical of other chronic inflammatory conditions and include fatigue, night sweats, severe itching, and weight loss and loss of appetite. Although many newly diagnosed patients with MF have elevated platelets or white blood cells as the disease progresses, the bone marrow becomes increasingly scarred and unable to produce normal levels of red blood cells, white blood cells and platelets. Patients subsequently develop spleen enlargement, or splenomegaly, as a compensatory, but ultimately futile, response to produce additional platelets, and red or white blood cells. Splenomegaly is the hallmark clinical feature of MF, though the size of the spleen has no bearing on survival. The most common causes of death in patients with MF are leukemia (31%), progression to frank bone marrow failure (18%), other complications such as neoplasia (17%), thrombosis and cardiovascular complications (13%), and infection (11%).

To date, no pharmacologic treatment has been shown to stop the progression of MF. The only curative treatment is a stem cell transplant, replacing a patient’s blood-forming stem cells with those of a donor, an option limited to younger patients with less advanced disease and access to a donor.

Based on the large number of patients with MF who lose the clinical benefit of approved agents and the limited ability of these therapies to slow the progression of MF, we believe there remains a substantial unmet need for new therapies that can reduce symptoms in patients with MF, modify the progression of the disease, improve patient quality of life, reduce the rate of progression to AML and prolong survival.

Ruxolitinib, an inhibitor of JAK1 and JAK2, is approved for the treatment of disease-related symptoms and splenomegaly in adult patients with MF and PV. The drug is marketed by Incyte in the United States and by Novartis in the rest of the world. Ruxolitinib is effective at reducing symptoms and spleen size in many patients. However, ruxolitinib suppresses the formation of all types of blood cells, known as cytopenia. As a result, the dose of ruxolitinib often needs to be reduced, over time, in order to minimize anemia, thrombocytopenia or neutropenia, which compromises the clinical benefit in terms of spleen volume reduction and symptom relief. In addition, ruxolitinib treatment carries a risk of serious infection due to immunosuppression. We believe approximately one-third of patients with MF in the United States are currently receiving ruxolitinib based on public data provided by Incyte.

Ruxolitinib was approved in 2011 for the treatment of MF based on the results from two randomized Phase 3 clinical trials that demonstrated that a statistically-significant proportion of patients experienced a reduction in spleen volume of 35% or greater, or SVR35, as assessed by imaging at 24 weeks, as well as reduction in symptom burden by 50% or greater, or TSS50, at week 24, a key secondary endpoint. SVR35 and TSS50 have since become accepted definitions of clinical response by the FDA and EMA and either has served as a primary endpoint for pivotal clinical trials in MF.

Although ruxolitinib is moderately effective, there are many limitations to its use. For example, it is only effective during ongoing administration as symptoms recur soon after treatment is stopped. According to a meta-analysis, over 40% of patients had stopped using ruxolitinib after 3 years. Fibrosis in the marrow is largely unaffected by treatment with the drug, and based on genetic analysis of blood cells, there is no durable decrease in the frequency of mutant cells that harbor the JAK2 mutation, the most common acquired mutation associated with MF. Finally, ruxolitinib has been associated with the development of lymphoid tumors. We believe these data suggest ruxolitinib is not a disease-modifying nor curative treatment option.

Fedratinib is the second approved drug for MF in the United States. Like ruxolitinib, fedratinib is a JAK inhibitor. The FDA approval includes a “black box” warning of the potential for encephalopathy. In addition, according to the package insert, gastrointestinal toxicities were seen in 66% of patients in the fedratinib Phase 3 trials. We believe this toxicity profile relegates fedratinib to later lines of therapy.

Before the approval of ruxolitinib and fedratinib, the standard of care for MF was hydroxyurea, although it is not approved for that indication. Hydroxyurea is a nonspecific suppressor of the formation of blood cells, is associated with a host of side effects and can cause new mutations in blood stem cells, potentially enhancing the risk of transformation to AML. Pegylated interferon-a can reduce splenomegaly and MAF but is associated with significant toxicities. Interferon can reduce splenomegaly and reduce MAF but is associated with significant cytopenias and neurotoxicities. Other drugs such as busulfan are occasionally used off-label for the treatment of MF despite significant toxicities and side effects.

Essential Thrombocythemia

The common mutations constitutively activating the JAK-STAT pathway in MF, those in JAK2, CALR and MPL, are also responsible for ET. Based on published epidemiology and our internal estimates, we believe the prevalence of ET in the United States is between 80,000 and 100,000 patients. Median survival for newly diagnosed patients is approximately 18 years.

The hallmark clinical feature of ET is an abnormally high platelet count, as defined by a platelet count greater than 450,000 per microliter of blood, or 450 x 109/L, with many patients having platelet counts in excess of 1,000 x 109/L. The risk of blood clots, causing heart attacks and strokes, as well as hemorrhage increases with the platelet count. Furthermore, patients with ET have a significant risk of developing MF or AML. In addition, patients with ET can experience symptoms including weakness, headache and other symptoms caused by poor circulation such as burning and tingling in the hands and feet, that can reduce patients’ quality of life.

The main treatment goal for patients with ET is to reduce the risk of bleeding or clots by lowering platelet levels to the normal range. About half of the total ET patient population are classified as lower risk patients. These are patients less than 60 years old, with lower but elevated platelet counts and without a history of clotting events. These patients are generally treated with aspirin alone. The other half of patients with ET carry a higher risk of clotting and bleeding. These patients are generally treated with hydroxyurea, which is not approved for the treatment of ET in the United States. Hydroxyurea does not alter the underlying disease process that in some patients will progress to MF or transform to AML. Furthermore, based on peer-reviewed literature, we believe approximately 20% of higher-risk ET patients are either intolerant of hydroxyurea, or are unable to achieve adequate reduction in platelet counts with this drug. Additionally, anagrelide is approved in the United States for the treatment of ET, however, it is not widely used due to cardiovascular toxicities. No other drugs are commonly used for the treatment of ET in the United States or Europe. Current treatment practice and patient flow are summarized in the diagram below.

Current treatment practice and patient flow in ET

Based on the substantial number of higher-risk ET patients in need of treatment alternatives, we believe there is a significant unmet need for new ET therapies that can effectively reduce patient platelet levels without general bone marrow suppression while slowing the progression of the underlying disease.

Discovery and Clinical Development of Bomedemstat

Bomedemstat is our internally-discovered, clinical-stage, small molecule inhibitor product candidate designed to inhibit LSD1. We discovered bomedemstat by starting with the publicly available crystal structure of LSD1 and known inhibitors of monoamine oxidases. We designed and synthesized a series of novel analogues to optimize the selective inhibition of LSD1 as determined by enzyme and cellular assays. Because of the function of LSD1 in the brain, we have also incorporated structural elements in bomedemstat in an effort to minimize crossing the blood-brain barrier. Through these efforts, we identified bomedemstat as having the potential to show the desired specificity, selectivity and potency to advance into preclinical development. Furthermore, all three of our preclinical studies evaluating the genotoxicity of bomedemstat were negative.

We tested bomedemstat in several mouse models of MPNs as a single agent. In these models, bomedemstat improved splenomegaly, lowered excess white cells and platelets, reduced inflammatory cytokines and reduced the mutant cell population. For example, in mouse models of MF with the same JAK2 mutation frequently found in MPN patients resulting in the activated JAK2V617F protein, bomedemstat significantly increases survival as compared to the untreated group.

Effect of bomedemstat on survival in mutant mouse model of myelofibrosis

In the same mutant mouse model of MF, the combination of bomedemstat and ruxolitinib achieved significant white blood cell, or WBC, and spleen reduction at lower doses than either alone. However, the combination had no greater impact on platelet counts than bomedemstat alone. We believe these results suggest the combination of bomedemstat and ruxolitinib may represent an opportunity for improved treatment of some patients with MPNs by enhancing the clinical response without increasing associated toxicities including lowering of red blood cells, white blood cells and platelets.

Safety, Tolerability and Pharmacokinetic Results in Phase 1 Trial of Bomedemstat in AML Patients

Our first clinical trial of bomedemstat enrolled 45 patients with relapsed or refractory AML or high-risk myelodysplastic syndromes, or MDS. Treatment with bomedemstat alone for up to 21 days, with oral doses up to six milligrams per kilogram of body weight per day, was generally well-tolerated with no observed dose-limiting toxicities and pharmacokinetics supporting once-daily dosing. Dose-limiting toxicities would be serious toxicities related to bomedemstat that would limit the dose or the duration of treatment in the intended patient population. The daily doses of bomedemstat currently used in clinical trials in ET and MF are approximately one-tenth of the highest dose used in clinical trials in AML and MDS.

Clinical Development of Bomedemstat for Essential Thrombocythemia

We are currently enrolling patients in an international, single-arm Phase 2 clinical trial of bomedemstat for the treatment of ET. We expect to reach target enrollment of approximately 60 patients in 2021. To be eligible for this trial, patients must be intolerant of, or inadequately managed by treatment with a standard-of-care drug, generally hydroxyurea, and also have one or more high-risk prognostic factors, such as being over 60 years of age or having a history of clotting or bleeding events. Primary endpoints of this clinical trial are safety and tolerability, as well as the reduction of platelet count less than or equal to 400 x 109/L, in the absence of any clotting or bleeding events. We are also evaluating several exploratory endpoints, including reduction in MAF and progression to MF and AML. In this Phase 2 trial, as well as our Phase 2 MF trial, we have used platelet count as a biomarker of bomedemstat activity on megakaryocyte function, allowing for individualized dosing.

As of the May 18, 2021 cut-off date, 28 patients have enrolled in this clinical trial, of which 64% were resistant to or intolerant of hydroxyurea, 7% each were resistant to or intolerant of anagrelide or interferon, and 4% each were resistant to or intolerant of ruxolitinib or busulfan. After a 14- to 28-day washout of prior ET treatment, as of the cut-off date, the mean baseline platelet and white blood cell counts were 892 x 109/L and 9.9 x 109/L, respectively.

Of the 12 patients who have reached week 8 as, of the cut-off date, the mean reduction in platelet count from baseline was 547 x 109/L at week 8, and 10 patients (83%) have achieved a platelet count of ≤400 x 109/L. The mean reduction in white blood cell count was 3.3 x 109/L, and all patients had stable hemoglobin levels. At baseline, based upon the MPN10 SAF TSS, six patients had clinically meaningful symptoms, that is, a TSS >10, five of whom, as of the cut-off date, had a decrease in TSS at week 12 and four with a decrease of >10 points.

Nineteen patients (68%) have reported 160 AEs, of which 78 were possibly, probably or definitely attributed to bomedemstat by the study investigator. The most common related non-hematologic AEs were dysgeusia (N=4) and diarrhea (N=4). There has been one serious adverse event, or SAE, deemed unrelated to bomedemstat by the study investigator, and no dose-limiting toxicities or deaths related to drug as of the cut-off date. Dose-limiting toxicities would be serious toxicities related to bomedemstat that would limit the dose or the duration of treatment in the intended patient population. There have been no bleeding or clotting events or evidence of disease progression to MF or AML.

As of the cut-off date, the interim and unaudited data on the effects of bomedemstat on platelet count, white blood cell count and hemoglobin levels for these patients are shown in the graphs below. Treatment with bomedemstat has been shown to lower platelet levels to normal levels in most patients within eight weeks. Furthermore, elevated white blood cells were reduced to normal levels (less than 10 x 109/L) in many patients. In addition, bomedemstat has not been shown to lower hemoglobin significantly, or, by extension, cause anemia.

Interim and unaudited data from ongoing Phase 2 trial in ET: Effect of bomedemstat on platelet count

Interim and unaudited data from ongoing Phase 2 trial in ET: Effect of bomedemstat on white blood cell count

Interim and unaudited data from ongoing Phase 2 trial in ET: Effect of bomedemstat on hemoglobin in ET

By addressing the primary clinical feature of ET, elevated platelets, we believe bomedemstat could, if approved, become the standard of care for patients with ET who are intolerant or resistant to hydroxyurea, the mainstay of treatment for this disease. Furthermore, if we are able to demonstrate reduction in MAF or a reduced rate of transformation to MF or AML, or show a reduced rate of clotting and bleeding events, we believe bomedemstat could eventually supplant hydroxyurea as the standard of care for front-line clinical use, if approved for this use.

Bomedemstat has received FDA Orphan and Fast Track designation for ET, and Orphan drug designation for ET with the EMA. However, there is no guarantee that Fast Track designation for bomedemstat for the treatment of ET or other expedited development and review programs will result in a faster regulatory review or regulatory approval.

We have recently held preliminary discussions with the FDA about key trial design parameters for a registration-directed Phase 3 program of bomedemstat for the treatment of ET. Based on these discussions, we believe a two-arm trial comparing bomedemstat to best available therapy to evaluate the normalization of hematologic parameters in the absence of hemorrhagic and thromboembolic events may provide the basis for regulatory approval for the second-line treatment of ET. With positive results from the pivotal clinical program, we would expect to submit applications for regulatory approval with the FDA and the EMA for ET. Based on publicly available information from clincialtrials.gov, we believe there is limited competition in late-stage clinical trials for the treatment of ET.

Clinical Development of Bomedemstat for Myelofibrosis

We are also enrolling patients in an international, single-arm Phase 2 clinical trial of bomedemstat, as a monotherapy, for the treatment of advanced MF. We plan to reach the target enrollment of approximately 75 patients in 2021. To enroll in this trial, patients must be resistant to an available approved therapy and have a platelet count of greater than or equal to 100 x 109/L. The primary, secondary and exploratory endpoints of this trial include safety and tolerability, reduction in symptoms, as measured by the validated patient-reported outcome instrument MPN10, a questionnaire covering ten characteristic MPN symptoms, and reduction in spleen volume as measured by imaging.

Of the 86 patients enrolled as of a cut-off date of May 17, 57% were deemed high-risk patients based upon IPSS, a standard prognostic evaluation. We have conducted deep serial DNA sequencing and mutational analysis of these patients demonstrating that 67% have two or more mutations associated with MF, and 44% have mutations in genes that put patients at high risk of progressing to AML, like ASXL1.

As of the cut-off date, of the 20 patients evaluable for total symptom score, or TSS, at 24 weeks, the mean change was -33%, 18 patients (90%) achieved a reduction in TSS, and six patients (30%) achieved TSS50, a reduction of 50% or greater. Of these 20 patients, 16 had TSS >20 at baseline, of whom 15 (94%) achieved a reduction in TSS, and five (31%) achieved TSS50. Of the 18 patients evaluable at 24 weeks for SVR as of the cut-off date, the mean change was -12%, and 16 patients (89%) had a reduction in spleen volume from baseline. Of the 38 evaluable patients treated for 12 weeks or longer, 30 patients (79%) had a stable or increased hemoglobin. The interim and unaudited data as of the cut-off date for symptom scores and spleen volumes from baseline to 24 weeks are shown in the following graphs.

Interim and audited data from ongoing myelofibrosis Phase 2 trial: Effect of bomedemstat on symptoms from baseline to 24 weeks

Interim and unaudited data from ongoing myelofibrosis Phase 2 trial: Effect of bomedemstat on spleen volume from baseline to 12 and 24 weeks

Cytokines are responsible for the characteristic symptoms of MF, such as fever, fatigue, anemia and the propensity of blood stem cells to acquire new mutations. We also evaluated the effect of bomedemstat on a variety of these cytokines, including RANTES, IL-8 and S100A9. As of a cut-off date of February 25, 2021, bomedemstat reduced the level of at least one of these cytokines in all patients, and reduced the level of two or more in 87% of patients, in many cases to normal levels. These interim and audited data are shown in the following graph.

Interim and audited data from ongoing myelofibrosis Phase 2 trial: Effect of bomedemstat on inflammatory cytokines

As of the cut-off date, 64 patients (74%) reported 1,086 adverse events, or AEs, of which 72 were SAEs. Ten SAEs, seven Grade 3 and three Grade 2, all occurring once, were deemed by investigators as possibly, probably or definitely related to bomedemstat: painful splenomegaly, rectal hemorrhage, cardiac failure, headache, vertigo, gastrointestinal hemorrhage, anemia, nausea, hematoma and pyoderma gangrenosum. As of the cut-off date, there have been no dose limiting toxicities, or deaths related to drug.

In our MF Phase 2 clinical trial, we have analyzed the occurrence of mutations and their changes over time for 261 genes that are recurrently mutated in blood cancers. This allows us to identify at baseline which mutations are associated with a given patient’s disease as well as additional mutations associated with myeloid malignancies, some of which place the patient at high risk for developing AML, a disease associated with the progressive accumulation of mutations in blood stem cells. These 261 genes are then re-sequenced during the course of treatment to assay the effect of bomedemstat may have on the frequency of each mutation as well as to identify any new mutations not present at baseline. As of the cut-off date of May 25, 2021, we have serially analyzed the mutant allele frequencies, or MAF, in 34 patients. These interim and unaudited data are shown in the table below representing the potential effect of bomedemstat on the MAFs in all serially sequenced patients who reached at least 12 weeks of treatment with bomedemstat. We found that the MAFs of one or more mutations were reduced in 44% of patients and were stable in 47%, which we believe represents a disease-modifying effect. In the 19 patients for whom the MAF in CALR, MPL or JAK2 decreased or remained stable, spleen volume, TSS or both were improved in 17 patients, with the remaining two stable for these parameters. Clones with CALR, MPL or JAK2 mutations all showed sensitivity to bomedemstat; clones with mutations in ASXL1 were also sensitive to bomedemstat. In patients with MF, the occurrence of mutations such as those in ASXL1 have been associated with poorer prognosis.

Changes in mutant allele frequency over time (interim and unaudited data)

For those evaluable patients (N=24) with excess blasts in the periphery, a sign of bone marrow stress that precedes the development of leukemia, 17 patients (71%) improved or resolved during therapy. As of the cut-off date, no new mutations have been detected in any patients in up to 660 days of follow-up and none of the patients in this clinical trial have experienced transformation to AML.

Bomedemstat has received Orphan and Fast Track designation for MF from the FDA in addition to Orphan and PRIME designation from the EMA. However, there is no guarantee that Fast Track designation for bomedemstat for the treatment of MF or other expedited development and review programs will result in a faster regulatory review or regulatory approval.

Bomedemstat in Combination with Ruxolitinib for Myelofibrosis

Based on our preclinical data for bomedemstat plus ruxolitinib in a mouse model of MF, we believe the combination of bomedemstat and ruxolitinib represents an opportunity to improve the management of many patients with MF.

The graphs below show the effects of bomedemstat and ruxolitinib both individually and in combination on platelet counts and spleen weights in this mouse model of MF.

Effect of bomedemstat and ruxolitinib, individually and in combination, on platelet levels in a mouse model of MF

Effect of bomedemstat and ruxolitinib, individually and in combination, on spleen weight in a mouse model of MF

We intend to support a two-arm investigator-sponsored clinical trial of this combination. The first arm will evaluate the addition of bomedemstat to a stable dose of ruxolitinib for patients with MF who have had a sub-optimal response. The second arm will evaluate the combination in patients with MF who have not previously received treatment for MF. We expect this clinical trial to open in 2021 and to treat up to 10 patients in each arm of the trial.

Based upon the results from our ongoing monotherapy and contemplated combination clinical trials, we intend to have discussions with the FDA about the endpoints and control arm for a registrational Phase 3 program in MF. Following these discussions, we may choose to initiate such a program. With positive results from the pivotal clinical program, we would expect to submit an NDA to the FDA and an MAA to the EMA seeking regulatory approval for MF.

Additional Programs Targeting LSD1

We intend to continue to evaluate commercially meaningful opportunities for bomedemstat. For instance, we believe bomedemstat may be a viable treatment for PV, an MPN characterized by the excessive production of red blood cells. The prevalence in the United States is approximately 100,000 patients and there is currently no curative treatment. Low-risk patients are typically managed initially with phlebotomy and higher-risk patients are typically prescribed a cytotoxic therapy, like hydroxyurea. Because LSD1 inhibition modulates the proliferation of malignant blood cells, we believe bomedemstat may represent a novel therapeutic option for this patient population. An ongoing investigator-sponsored Phase 2 trial is evaluating bomedemstat in up to approximately 10 patients with PV who have failed at least one standard therapy.

We believe bomedemstat may have potential in the treatment of a wide variety of other bone marrow cancers, either as a single agent or in combination with other drugs, given its role in the production of blood cells in the bone marrow. Based on our preclinical studies, we also believe bomedemstat may enhance the clinical effects of pembrolizumab, a checkpoint inhibitor, in a combination treatment of solid tumors such as small cell lung cancer.

The LSD1 protein acts as both an enzyme as well as a scaffold for other proteins. Bomedemstat is designed to target the enzymatic activity of LSD1, the removal of methyl groups from lysine. LSD1 can also act as a scaffold where other epigenetic enzymes such as histone deacetylase 1 and DNMT1, can attach to LSD1 thereby adding distinct epigenetic regulation. Therefore, the loss of the LSD1 protein through degradation has a broader range of effects than inhibiting its enzymatic activity alone. We are currently engaged in lead discovery of a series of small molecules designed to target LSD1 for degradation by harnessing normal cellular processes. Based on our preclinical studies, we believe these “degraders” will have sufficient anti-tumor activity in mouse models of prostate cancer and other cancers to identify a clinical candidate.

Academic studies have demonstrated that inhibition of LSD1 can induce the production of fetal hemoglobin, which normally shuts off shortly after birth. Fetal hemoglobin can compensate for defects in adult hemoglobin that contribute to the development of sickle cell disease and thalassemia. The goal of this program is to develop novel inhibitors of LSD1 to provide levels of fetal hemoglobin which, based on published academic research, may reduce or eliminate the symptoms, morbidity and mortality from these hemoglobinopathies. We are currently conducting lead optimization and preclinical studies, and the next milestone for this program would be to nominate a clinical candidate.

Competition

The biopharmaceutical industry in general, and oncology clinical development in particular, is characterized by rapidly advancing and changing technologies, intense competition and a strong emphasis on intellectual property. We face substantial and increasing competition from many different sources, including large and specialty biopharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions. Competitors may compete with us by hiring scientific and management personnel, recruiting key scientific and clinical advisors, establishing clinical study sites, recruiting patients to participate in clinical trials and acquiring technologies complementary to, or necessary for, our programs.

For the treatment of MF, Incyte markets ruxolitinib in the United States, and Novartis markets the drug in the rest of the world. Bristol-Myers Squibb markets the JAK inhibitor fedratinib in the United States. A number of companies are developing other product candidates for myeloproliferative neoplasms with mechanisms other than altering epigenetic regulation, including AbbVie, Acceleron, CTI BioPharma, Fibrogen, Geron, Kartos, Protagonist, Roche and Sierra Oncology.

Our known biopharmaceutical competitors with commercial or development-stage epigenetic modulators include 4SC, Bristol-Myers Squibb, Constellation, Epizyme, GlaxoSmithKline, Incyte, Merck, Oryzon, Salarius, Spectrum, Taiho, Takeda and Vivid, as well as other companies.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities or personnel. We obtain bomedemstat for our clinical trials using third-party contract manufacturing organizations to produce the active pharmaceutical ingredient and others to manufacture the capsules taken by patients. We expect to continue to rely on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval.

Bomedemstat is a small molecule that is manufactured in controlled, reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale up and does not require special equipment.

Intellectual Property

The proprietary nature of, and protection for, our drug candidates and our discovery programs, processes and know-how are important to our business. For our patent portfolio for pipeline drug candidates, we seek to pursue patent protection covering compositions of matter and methods of use and manufacture. Our policy is to pursue, maintain, defend and enforce patent rights in strategic areas, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets, confidential information and other proprietary know-how that may be important to the development of our business.

As of March 1, 2021, for bomedemstat, we owned seven patent families, which collectively are directed to composition-of-matter coverage of bomedemstat, its formulations, its synthesis, and its methods of use (including combination therapy) in the treatment of certain LSD1-mediated diseases or disorders including cancers.

The first patent family covering the composition-of-matter of bomedemstat or methods of its use includes three issued U.S. patent and over 15 granted foreign patents, including granted patents in Australia, Belgium, Czech

Republic, Denmark, France, Germany, Iceland, Ireland, Israel, Italy, Japan, Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. Patent applications are pending in Brazil, Canada, China, India, Mexico, New Zealand, South Africa, South Korea and the United States. The issued U.S. patents in the first patent family are projected to expire, inclusive of patent term adjustment, in 2034, not including any patent term extensions that may be available. Corresponding foreign patents are generally projected to expire in 2034, not including any patent term extensions that may be available.

The second patent family covering the composition-of-matter of bomedemstat or methods of its use includes two issued U.S. patent and one granted foreign patent in Japan. Patent applications are pending in the Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Mexico, New Zealand, South Korea and the United States. The issued U.S. patents in the second patent family are projected to expire, inclusive of patent term adjustment, in 2036, not including any patent term extensions that may be available. Corresponding foreign patents are generally projected to expire in 2036, not including any patent term extensions that may be available.

The third patent family covering methods of treating myeloproliferative neoplasms with bomedemstat includes one pending U.S. application. Any patents that may issue from this family are generally projected to expire in 2036, not including any patent term extensions that may be available.

The fourth patent family covering a stereospecific ketoreductase synthesis of an intermediate used to make bomedemstat includes one pending U.S. application and one pending application in each of China and Hong Kong. Any patents that may issue from this family are generally projected to expire in 2037, not including any patent term extensions that may be available.

The fifth patent family covering a process for preparing bomedemstat includes one pending U.S. application and one pending application in China. Any patents that may issue from this family are generally projected to expire in 2037, not including any patent term extensions that may be available.

The sixth patent family covering a method of treating myeloproliferative neoplasm with bomedemstat includes a pending application under the Patent Cooperation Treaty. Any patents that may issue from this family are generally projected to expire in 2040, not including any patent term extensions that may be available.

The seventh patent family covering a formulation of bomedemstat includes a pending U.S. provisional application. Any patents that may issue from this family are generally projected to expire in 2041, not including any patent term extensions that may be available.

As of March 1, 2021, we also owned a patent family drawn to irreversible LSD1 inhibitors, including a pending U.S. patent application and pending patent applications in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, Mexico, New Zealand, Philippines, Russian Federation, Singapore, South Africa and South Korea. The patent family is directed to composition-of-matter coverage of the inhibitors, formulations, and methods of use (including combination therapy) in the treatment of certain LSD1-mediated diseases or disorders including cancers. Any patents that may issue from this family are generally projected to expire in 2039, not including any patent term extensions that may be available.

Our commercial success will depend in part on obtaining and maintaining patent protection of our current and future drug candidates, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our drugs depends in large part on the extent to which we have rights under valid and enforceable patents that cover these activities. We cannot be sure that patents will be granted with respect to any of our owned pending patent applications or with respect to any patent applications filed or licensed by us in the future, nor can we be sure that any patents that may be granted to, or licensed by, us in the future will be commercially useful in protecting our drug candidates, discovery programs and processes. Moreover, we cannot be sure that any of our owned patents will not be challenged, invalidated or circumvented or that such patents will be commercially useful in protecting our technology.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug, in certain cases, may also be eligible for patent term extension, which permits patent term extension as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984 permits such patent term extension of up to five years beyond the expiration of the patent, but patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended and the amount of available extension to any extension-eligible patent which claims a product, a method of using a product or a method of manufacturing a product, depends on a variety of factors, including the date on which the patent issues and certain dates related to the regulatory review period. Provisions are available in Europe and some other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our drugs receive FDA or analogous foreign approval, we expect to apply for patent term extensions on patents covering those drugs from the applicable authorities where patent term extension is available, including the United States Patent and Trademark Office, or USPTO. There is no guarantee that the applicable authorities, including the USPTO, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information of our business that is not amenable to, or that we do not consider appropriate for, patent protection. We take steps to protect our proprietary information, including trade secrets and unpatented know-how, by entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors. However, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and unpatented know-how, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this proprietary information or may come upon this or similar information independently, and we would have no right to prevent them from using that information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets and know how the value of this information may be greatly reduced, and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent or other intellectual property or other proprietary right would require us to alter our development or commercial strategies, or any of our drug candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future drugs may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information regarding the risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”

Government Regulation

Among others, the FDA, the EMA, U.S. Department of Health and Human Services Office of Inspector General, the Centers for Medicare and Medicaid Services, or CMS, and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in those foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the European Union, or EU, are addressed in a centralized way, but country-specific regulation remains essential in many respects.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

∎	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

∎	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

∎	approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

∎	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug for its intended use;

∎	submission to the FDA of a New Drug Application, or NDA, after completion of all pivotal trials;

∎	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

∎	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs;

∎	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

∎	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. Some preclinical testing may continue even after the IND is submitted. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, dose tolerance and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the approved indication. In certain instances, such as with accelerated approval drugs, FDA may mandate the performance of Phase 4 trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are generally prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor to obtain the FDA’s feedback on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product application also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete

Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may contain limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

∎	fines, warning letters, or untitled letters;

∎	clinical holds on clinical studies;

∎	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

∎	mandated modification of promotional materials and labeling and the issuance of corrective information;

∎	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

∎	injunctions or the imposition of civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing Exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication. However, such an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other U.S. Regulatory Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended, collectively known as the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. Additionally, the ACA:

∎	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

∎	required collection of rebates for drugs paid by Medicaid managed care organizations;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and

∎	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the law or our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year, which was temporarily suspended from May 1, 2020 through December 31, 2021, and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, proposed and enacted legislation and executive orders issued by the former Trump administration designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The likelihood of success of these and other measures initiated by the former Trump administration is uncertain, particularly in light of the new Biden administration. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Employees

As of June 30, 2021, we had 17 employees, including a total of seven employees with M.D. or Ph.D. degrees. Within our workforce, 13 employees are engaged in research and development and four are engaged in business development, finance, legal, human resources, facilities, information technology and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

Our corporate headquarters are located in South San Francisco, California, where we lease and occupy approximately 100 square feet of office and laboratory space. The term of our lease is for automatically renewing three month periods, unless earlier terminated with 60 days prior written notice.

We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information, as of June 30, 2021, regarding our executive officers and directors:

NAME	AGE	POSITION(S)
Executive Officers and Employee Director
Hugh Y. Rienhoff, Jr., M.D.	68	Chief Executive Officer and Director
Laura G. Eichorn	49	Chief Operating Officer
Jennifer Peppe	51	Senior Vice President, Clinical Operations
Matthew Plunkett, Ph.D.	50	Chief Financial Officer
Amy E. Tapper, Ph.D.	51	Senior Vice President of Chemistry, Manufacturing, and Controls and Non-Clinical Development
Wan-Jen Hong, M.D.	42	Chief Medical Officer

Non-Employee Directors
Dennis Henner, Ph.D. (2)(3)	70	Chairman of the Board
Robert Baltera (1)(2)	55	Director
Dina Chaya, Ph.D. (2)(3)	49	Director
Patrick Heron (1)(3)	51	Director
Enoch Kariuki, Pharm.D. (1)	39	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Executive Officers and Employee Director

Hugh Y. Rienhoff, Jr., M.D. has served as our Chief Executive Officer and a member of our board of directors since our founding in March 2012. Prior to joining Imago, Dr. Rienhoff served as the Chief Executive Officer of FerroKin BioSciences, Inc., a biotechnology company which he founded in 2007 and led until it was acquired by Shire Pharmaceuticals, or Shire, in 2012. Dr. Rienhoff has also served as an advisor to Healthcap Ventures, a Swedish venture capital fund focused on biotechnology, since 2010. Previously, Dr. Rienhoff served as Chief Executive Officer of DNA Sciences from 1998 until 2001. Dr. Rienhoff was a partner at New Enterprise Associates, a venture capital firm, from 1992 until 1998. Dr. Rienhoff holds a B.A. in Biology and English from Williams College and an M.D. from John Hopkins University School of Medicine. We believe that Dr. Rienhoff’s leadership experience and extensive experience in the biopharmaceutical industry qualify him to serve as a member of our board of directors.

Laura G. Eichorn has served as our Chief Operating Officer since our founding in March 2012. Prior to joining Imago, Ms. Eichorn served as Vice President of Operations and Finance at FerroKin BioSciences, Inc., from 2007 until it was acquired by Shire in 2012. Ms. Eichorn has worked with our CEO, Dr. Rienhoff, since 1995. Ms. Eichorn holds a B.A. in International Studies from Frostburg State University.

Jennifer Peppe has served as our Senior Vice President, Clinical Operations since our founding in March 2012. Prior to joining Imago, Ms. Peppe served as Senior Vice President, Clinical Operations at FerroKin BioSciences, Inc., from 2010 until it was acquired by Shire in 2012. From 2000 to 2012, Ms. Peppe served in various positions at Genzyme Corporation, most recently as an Associate Director. Previously, between 1993 and 1998, Ms. Peppe was a Study Coordinator at the Dana-Farber Cancer Institute. Ms. Peppe holds a B.A. in Psychology from Smith College.

Matthew Plunkett, Ph.D. has served as our Chief Financial Officer since January 2021. Prior to joining Imago, Dr. Plunkett served as Chief Financial Officer of Nkarta Therapeutics, a publicly traded biopharmaceutical company, from September 2019 until October 2020 and as Senior Vice President and Chief Financial Officer from November 2018 to September 2019. Previously, Dr. Plunkett served as Chief Financial and Business Officer of Medeor Therapeutics from September 2017 and November 2018. Prior to that, he served as Chief Business Officer of CTI BioPharma, a publicly traded biopharmaceutical company, from December 2015 to August 2017 and as Executive Vice President Corporate Development from September 2012 until December 2015. From November 2011 to

August 2012, he served as the Chief Financial Officer of the California Institute for Regenerative Medicine. Dr. Plunkett served as the Vice President and Chief Financial Officer of iPierian, Inc. from July 2009 to April 2011. From December 2000 to July 2009, Dr. Plunkett held positions at Oppenheimer & Co. Inc. and its U.S. predecessor, CIBC World Markets Corp., including as both the Managing Director and Executive Director, Head of West Coast Biotechnology. Dr. Plunkett holds a B.S. in Chemistry from Harvey Mudd College and a Ph.D. in Chemistry from University of California, Berkeley.

Amy E. Tapper, Ph.D. has served as our Senior Vice President of Chemistry, Manufacturing, and Controls and Non-Clinical Development since October 2012. Prior to joining Imago, Dr. Tapper served as a consultant for Shire from April 2012 to October 2012. From 2008 until it was acquired by Shire in 2012, Dr. Tapper served as Senior Vice President of Chemistry, Manufacturing, and Controls and Non-Clinical Development at FerroKin BioSciences, Inc. Previously, from 2007 until 2008, Dr. Tapper served as Principal Scientist at Momenta Pharmaceuticals, and from 2004 until 2007, as Associate Director at Peptimmune. Dr. Tapper was a Staff Scientist at Genzyme from 2001 to 2004. Dr. Tapper holds a B.S. in Chemistry from Boston College and a Ph.D. in Chemistry from Boston University.

Wan-Jen Hong, M.D. has served as our Chief Medical Officer since May 2021. Dr. Hong also serves as an adjunct clinical assistance professor of Medicine-Haematology at Stanford University School of Medicine, a position she has held since 2014. Prior to joining Imago, Dr. Hong served as a Group Medical Director at Genentech, Inc., a subsidiary of Roche Holding AG, a publicly traded pharmaceutical company, where from 2014 to 2021, she held various positions of increasing responsibility. Dr. Hong holds a B.S. in Biology from the Massachusetts Institute of Technology and an M.D. from Stanford University School of Medicine.

Non-Employee Directors

Dennis Henner, Ph.D. has served as a member of our board of directors since October 2014. Since January 2021, Dr. Henner has served as an Executive Adviser to Blackstone Life Sciences. Prior to that, from December 2018 to December 2020, Dr. Henner served as an Operating Partner at Blackstone Life Sciences and was a Managing Director of Clarus Ventures, LLC since the firm’s inception in 2005 until it was acquired by Blackstone in December 2018. From 2001 to 2005, Dr. Henner served as a partner at MPM Capital. From 1978 to 2001, Dr. Henner was a scientist and executive at Genentech, Inc. where he held various positions, including Senior Vice President of Research and was a member of Genentech’s executive committee. Dr. Henner previously served on the board of directors of Forty Seven, Inc., a formally publicly-traded immuno-oncology company, from November 2015 until its acquisition by Gilead Sciences. Dr. Henner holds a B.A. in Biology and a Ph.D. in Microbiology from University of Virginia. We believe that Dr. Henner’s leadership experience and investment experience in the biopharmaceutical industry qualify him to serve as a member of our board of directors.

Robert Baltera has served as a member of our board of directors since April 2020. Mr. Baltera has served as the Chief Executive Officer of Cirius Therapeutics since April 2017. Mr. Baltera has also served as an entrepreneur-in-residence at Frazier Healthcare Partners, a venture capital firm, since January 2016, where he co-founded and served as the Chief Executive Officer of Hawkeye Therapeutics. Previously, Mr. Baltera served as Chief Executive Officer of Laguna Pharmaceuticals, from February 2015 to December 2015, and Amira Pharmaceuticals, from July 2007 to September 2011. From 1990 until July 2007, Mr. Baltera held roles of increasing responsibility at Amgen, a publicly traded biotechnology company, including most recently as Vice President. Mr. Baltera currently serves on the board of directors of Frazier Lifesciences Acquisition Corporation and previously served on the board of directors of Xencor, Inc., and Organovo Inc., publicly-traded biotechnology development companies. Mr. Baltera holds a B.S. in Microbiology and an M.S. in genetics from the Pennsylvania State University and an M.B.A. from the University of California, Los Angeles. We believe that Mr. Baltera’s leadership experience and experience in the biopharmaceutical industry qualify him to serve as a member of our board of directors.

Dina Chaya, Ph.D., C.F.A. has served as a member of our board of directors since March 2019. Dr. Chaya has served as a Partner with NeoMed Management (Jersey) Limited, an international venture capital investment firm focused on the healthcare industry, since January 2014 and an Advisor to Omega Funds since November 2016. Prior to that, Dr. Chaya served as Director of Growth Capital and Venture Capital at 3i Group plc from 2004 until 2008 and as an

Associate at Index Ventures from 2001 to 2004. Dr. Chaya has served on the board of directors of Spruce Biosciences, a publicly-traded biotechnology company, since February 2020. Dr. Chaya has also served on the board of directors of privately held biotechnology company Oxular Limited since February 2016. Dr. Chaya previously served on the boards of directors of privately held biotechnology companies Topivert Limited, Attenua, Wilson Therapeutics and Endosense. Dr. Chaya holds a B.A. in Natural Sciences from the University of Cambridge and an M.Sc. in Developmental Biology and a Ph.D. in Molecular and Cellular Biology from Paris VI University. Dr. Chaya is also a C.F.A. charterholder. We believe that Dr. Chaya’s investment experience in the biopharmaceutical industry qualifies her to serve as a member of our board of directors.

Patrick Heron has served as a member of our board of directors since October 2014. Mr. Heron has served as Managing General Partner of Frazier Healthcare Partners since 1999. Prior to that, Mr. Heron helped develop McKinsey & Company’s west coast biotechnology consulting practice. Mr. Heron currently serves on the boards of directors of publicly-traded biopharmaceutical companies Arcutis Biotherapeutics, Mirum Pharmaceuticals and Vaxcyte. Mr. Heron holds a B.A. in Political Science from the University of North Carolina at Chapel Hill and an M.B.A. from Harvard Business School. We believe that Mr. Heron’s investment experience in the biopharmaceutical industry as well as his experience on numerous public and private company boards of directors, qualifies him to serve as a member of our board of directors.

Enoch Kariuki, Pharm.D. has served as a member of our board of directors since January 2021. Dr. Kariuki served as Chief Financial Officer of VelosBio, a subsidiary of Merck, from August 2020 until January 2021. Prior to that, Dr. Kariuki served as Senior Vice President, Corporate Development at Synthorx, a subsidiary of Sanofi, from June 2018 to February 2020. Previously, Dr. Kariuki served as Vice President, H.I.G. BioHealth Partners of H.I.G. Capital from May 2014 until April 2018. Dr. Kariuki held various roles in investment banking with Leerink Partners from 2013 to 2014 and with UBS Investment Bank from 2011 until 2013. Prior to that, he was a Post-Doctoral Fellow, R&D Strategy and Analytics at Bristol-Myers Squibb. Dr. Kariuki has served on the board of directors of Zentalis Pharmaceuticals, Inc., a publicly traded pharmaceutical company, since February 2021. A pharmacist by training, Dr. Kariuki holds an M.B.A. from Dartmouth College and a Pharm.D. from Texas Southern University. We believe that Dr. Kariuki’s leadership experience as an executive in the biopharmaceutical industry qualify him to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Director Independence

Our board of directors currently consists of six members. Our board of directors has determined that all of our directors, other than Dr. Rienhoff, qualify as “independent” directors in accordance with the Nasdaq Global Select Market listing requirements. Dr. Rienhoff is not considered independent because he is an employee of Imago BioSciences, Inc. The Nasdaq Global Select Market’s independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Nasdaq Global Select Market rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

∎	the Class I directors will be Dennis Henner, Ph.D. and Patrick Heron, and their terms will expire at the annual meeting of stockholders to be held in 2022;

∎	the Class II directors will be Robert Baltera and Dina Chaya, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2023; and

∎	the Class III directors will be Enoch Kariuki, Pharm.D. and Hugh Y. Rienhoff, Jr., M.D., and their terms will expire at the annual meeting of stockholders to be held in 2024.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Voting Arrangements

The election of the members of our board of directors is governed by the amended and restated voting agreement, that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock and the related provisions of our amended and restated certificate of incorporation.

Pursuant to the voting agreement and these provisions the holders of our Series A convertible preferred stock, voting as a separate class, have the right to elect one director to our board of directors, the holders of our Series B convertible preferred stock, voting as a separate class, have the right to elect one director to our board of directors, the holders of our Series C convertible preferred stock, voting as a separate class, have the right to elect one director to our board of directors, the holders of our common stock, voting as a separate class, have the right to elect one director to our board of directors and the holders of our common stock and our convertible preferred stock, voting together as a single class, have the right to elect the balance of the total number of our directors, which are designated as follows:

∎	one member designated by Frazier and elected by the holders of a majority of our Series A convertible preferred stock, voting as a separate class, for which Mr. Heron has been designated;

∎	one member designated by Omega Fund VI, L.P. and elected by the holders of a majority of our Series B convertible preferred stock, voting as a separate class, for which Dr. Chaya has been designated;

∎

one member elected by the holders of a majority of the shares of our common stock, voting as a separate class, who shall be our then-serving Chief Executive Officer, for which Dr. Rienhoff has been designated; and

∎

three members designated by the other members of our board of directors and elected by the holders of a majority of the shares of our common stock and convertible preferred stock, voting together as a single class, for which Mr. Baltera and Drs. Henner and Kariuki have been designated.

The holders of our common stock and convertible preferred stock who are parties to our voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chair of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Dr. Henner currently serves as chair of the board of directors, and in such role presides over the executive sessions of the board of directors and acts as a liaison between management and the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

∎	appoints our independent registered public accounting firm;

∎	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

∎	determines the engagement of the independent registered public accounting firm;

∎	reviews and approves the scope of the annual audit and the audit fee;

∎	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

∎	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

∎	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

∎

is responsible for reviewing our audited financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

∎	reviews our critical accounting policies and estimates;

∎	reviews all related party transactions on an ongoing basis;

∎	establishes procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters;

∎	annually reviews and assesses treasury functions including cash management process;

∎	discusses on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment; and

∎	investigates any matters received, and reports to the Board periodically, with respect to ethics issues, complaints and associated investigations; and

∎	reviews the audit committee charter and the committee’s performance at least annually.

The current members of our audit committee are Enoch Kariuki, Pharm.D., Robert Baltera and Patrick Heron. Dr. Kariuki serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market. Our board of directors has determined that Dr. Kariuki is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Global Select Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of the members of our audit committee are independent under the applicable rules of the SEC and the Nasdaq Global Select Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Select Market.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer). The compensation committee reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are Dennis Henner, Ph.D., Robert Baltera and Dina Chaya, Ph.D. Dr. Henner serves as the chairperson of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of the Nasdaq Global Select Market and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Select Market.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Patrick Heron, Dina Chaya, Ph.D. and Dennis Henner, Ph.D. Mr. Heron serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the Nasdaq Global Select Market relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Select Market.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2020, we did not have a compensation committee. None of the current members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

∎	personal and professional integrity;

∎	ethics and values;

∎	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

∎	experience in the industries in which we compete;

∎	experience as a board member or executive officer of another publicly held company;

∎	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

∎	conflicts of interest; and

∎	practical and mature business judgment.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

∎	any transaction from which the director derived an improper personal benefit.

Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

Historically, we have not had a formalized non-employee director compensation program; however, in fiscal year 2020, we paid Robert Baltera $7,500 and Alan Sachs, M.D., Ph.D., a former member of our board of directors, $2,500, in each case representing a fee of $2,500 per board of directors meeting attended. In March 2020, in connection with his appointment to our board, we granted an option to purchase 114,075 shares of our common stock to Mr. Baltera. The option vests and becomes exercisable as to 25% of the shares on March 31, 2021 and as to 1/48th of the shares on each monthly anniversary over the three-year period thereafter, subject to Mr. Baltera’s continued service through the applicable vesting date. In April 2015, we granted Dr. Sachs an option to purchase 29,761 shares of our common stock. The option vested and became exercisable as to 25% of the shares on April 13, 2016 and as to 1/48th of the shares on each monthly anniversary thereafter, and was fully vested as of April 13, 2019. The option was terminated in connection with Dr. Sachs’ resignation from the board in March 2020. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us.

The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended December 31, 2020.

2020 Director Compensation Table

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS (1) ($)	TOTAL ($)
Dennis Henner, Ph.D.	—	—	—
Robert Baltera (2)	7,500	115,423	122,923
Dina Chaya, Ph.D.	—	—	—
Patrick Heron	—	—	—
Enoch Kariuki, Pharm.D.	—	—	—
Alan Sachs, M.D., Ph.D. (3)	2,500	—	2,500
Harish Soundararajan, Ph.D. (4)	—	—	—

(1)	For the option awards columns, amounts shown represents the grant date fair value of options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See Note 9 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.

(2)	Mr. Baltera joined our board of directors in March 2020.

(3)	Dr. Sachs resigned from our board of directors in March 2020.

(4)	Dr. Soundararajan resigned from our board of directors in April 2021.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020.

NAME	OPTIONS OUTSTANDING AT FISCAL YEAR END
Dennis Henner, Ph.D.	—
Robert Baltera	114,075
Dina Chaya, Ph.D.	—
Patrick Heron	—
Enoch Kariuki, Pharm.D.	—
Alan Sachs, M.D., Ph.D.	—
Harish Soundararajan, Ph.D.	—

We intend to approve and implement a compensation policy for our non-employee directors, or the Director Compensation Program, to be effective in connection with the consummation of this offering.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2020 were as follows:

∎	Hugh Y. Rienhoff, Jr., M.D., our Chief Executive Officer;

∎	Jennifer Peppe, our Senior Vice President, Clinical Operations; and

∎	Amy E. Tapper, Ph.D., our Senior Vice President of Chemistry, Manufacturing, and Controls and Non-Clinical Development.

2020 Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the fiscal year ended on December 31, 2020.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	OPTION AWARDS (1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (2)	ALL OTHER COMPENSATION ($)		TOTAL ($)
Hugh Y. Rienhoff, Jr., M.D. Chief Executive Officer	2020	418,044	201,712	112,872	—		732,628

Jennifer Peppe Senior Vice President, Clinical Operations	2020	283,250	76,406	63,731	—		423,387

Amy E. Tapper, Ph.D. Senior Vice President of Chemistry, Manufacturing, and Controls and Non-Clinical Development	2020	283,250	76,406	63,731	5,100	(3)	428,487

(1)	For the option awards column, amounts shown represent the grant date fair value of options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718. See Note 9 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.

(2)	For the non-equity incentive plan compensation column, amounts shown will represent the annual performance-based cash bonuses earned by our NEOs based on the achievement of certain corporate performance objectives during 2020. These amounts were be paid to the NEOs following certification of the performance objectives in early 2021. Please see the descriptions of the annual performance bonuses paid to our NEOs under “2020 Bonuses” below, including target amounts.

(3)	Amount shown represents a monthly stipend of $425 per month payable to employees who elect not to participate in company benefit programs.

Narrative to Summary Compensation Table

2020 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2020, Dr. Rienhoff, Ms. Peppe and Dr. Tapper had an annual base salary of $418,044, $283,250 and $283,250, respectively.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2020 Bonuses

We maintain an annual performance-based cash bonus program in which each of our NEOs participated in 2020. Each NEO’s target bonus is expressed as a percentage of the NEO’s annual base salary which can be achieved by meeting company and individual goals at target level. The 2020 annual bonuses for Dr. Rienhoff, Ms. Peppe and Dr. Tapper were targeted at 30%, 25% and 25% of their respective base salaries. Our board of directors has historically reviewed these target percentages to ensure they provide appropriate incentives to achieve the performance objectives established for the year. Our board of directors sets these rates based on each NEO’s experience in the NEO’s role with us and the level of responsibility held by the NEO, which we believe directly correlates to the NEO’s ability to influence corporate results.

For determining performance bonus amounts, our board of directors sets certain corporate performance goals after receiving input from our Chief Executive Officer, in three broad strategic areas: PCV franchise, corporate and research and development. Each area included specific performance objectives. Following its review and determinations of corporate and individual performance for 2020, our board of directors determined an achievement level of 90% of their target bonuses for each of Dr. Rienhoff, Ms. Peppe and Dr. Tapper. The actual amount of the 2020 annual bonus paid to each NEO for 2020 performance is set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Equity-Based Compensation

In July 2020, we granted each of Dr. Rienhoff, Ms. Peppe and Dr. Tapper an option to purchase 157,142, 59,523 and 59,523 shares of our common stock, respectively. Each option vests and becomes exercisable as to 25% of the shares on July 7, 2021 and as to 1/48th of the shares on each monthly anniversary over the three-year period thereafter, subject to the applicable NEO’s continued service through the applicable vesting date.

In connection with this offering, our Board has adopted and we will ask our stockholders to approve a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

The Company currently maintains a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

We did not provide any perquisites to our named executive officers in fiscal year 2020, but our compensation committee may from time to time approve them in the future when it determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

		OPTION AWARDS
NAME	VESTING COMMENCEMENT DATE (1)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Hugh Y. Rienhoff, Jr., M.D.	7/7/2020	0	157,142	$2.10	9/9/2030
	4/10/2019	59,523	83,333	$1.51	4/9/2029
	1/1/2017	249,319	5,304	$2.52	3/28/2027
	11/9/2016	4,761	0	$2.52	11/8/2026
Jennifer Peppe	7/07/2020	0	59,523	$2.10	9/9/2030
	04/10/2019	13,640	19,097	$1.51	4/9/2029
	1/1/2017	77,894	1,657	$2.52	3/28/2027
	11/9/2016	2,380	0	$2.27	11/8/2026
	11/17/2015	2,976	0	$2.18	11/16/2025
Amy E. Tapper, Ph.D.	7/7/2020	0	59,523	$2.10	09/09/2030
	4/10/2019	13,640	19,097	$1.51	4/9/2029
	1/1/2017	64,362	1,369	$2.52	3/28/2027
	11/9/2016	2,380	0	$2.27	11/8/2026
	11/17/2015	5,952	0	$2.18	11/16/2025

(1)	These options vest as to 25% of the shares on the one year anniversary of the vesting commencement date and vest as to 1/48th of the shares monthly thereafter, such that all awards will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date.

Narrative to 2020 Summary Compensation Table and Outstanding Equity Awards at 2020 Fiscal Year End

Executive Compensation Arrangements

Employment Agreements

Hugh Y. Rienhoff, Jr., M.D.

In July 2014, we entered into an employment agreement, with Dr. Rienhoff, which sets forth an initial base salary, stock grant and eligibility to participate in our benefit plans. If we terminate Dr. Rienhoff’s employment without cause, or if Dr. Rienhoff resigns for good reason, he will be entitled to (i) a payment equal to nine months of his annual base salary, (ii) nine months of company payment of COBRA premiums and participation in company benefit plans and (iii) accelerated vesting of nine of months of his outstanding equity awards. In the event such qualifying termination occurs within three months prior to or nine months after a change in control, then he shall receive the accelerated vesting of 100% of his outstanding equity awards. Dr. Rienhoff’s receipt of the separation payments and benefits are expressly conditioned upon Dr. Rienhoff’s execution of a general release of claims against us and our affiliates.

Jennifer Peppe.

In October 2013, we entered into an employment agreement, with Ms. Peppe, which sets forth an initial base salary, stock option award and eligibility to participate in our benefit plans. If we terminate Ms. Peppe’s employment without cause or after a change in control, she will be entitled to a payment equal to six months of her annual base salary.

Amy E. Tapper, Ph.D.

In October 2013, we entered into an employment agreement, with Dr. Tapper, which sets forth an initial base salary, stock option award and eligibility to participate in our benefit plans. If we terminate Dr. Tapper’s employment without cause or after a change in control, she will be entitled to a payment equal to six months of her annual base salary.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our 2012 Equity Incentive Plan, or the 2012 Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2021 Incentive Award Plan

Our Board has adopted and we will ask our stockholders to approve the 2021 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2021 Plan, 3,450,000 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2012 Plan, or Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A) 5% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 25,655,285 shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2021 Plan:

∎

to the extent that an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;

∎

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2021 Plan;

∎

to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;

∎	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2021 Plan;

∎	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2021 Plan; and

∎

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director his or her first year of service may not exceed $1,000,000 and, for all following years, may not exceed $750,000.

Administration. The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2021 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

∎

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

∎

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

∎

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

∎

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

∎

Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

∎

Other Stock or Cash-Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

∎

Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

2012 Equity Incentive Plan

We currently maintain the 2012 Plan, which became effective on October 12, 2012, and was last amended and on July 7, 2020. We have previously granted stock options and stock purchase rights to our NEOs and some members of our board directors under the 2012 Plan, as described in more detail above. The principal purpose of the 2012 Plan is to enhance our ability to attract and retain its service providers by providing such individuals with equity ownership opportunities and promoting the success of our business.

Following the completion of this offering, we will not make any further grants under the 2012 Plan. As discussed above, upon the completion of this offering, any shares of our common stock that are available for issuance immediately prior to the completion of this offering under the 2012 Plan will become available for issuance under the 2021 Plan. However, the 2012 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2012 Plan which, as of the date of this prospectus, constitute all of our outstanding stock options and restricted stock awards.

Types of Awards. The 2012 Plan provides for the grant of non-qualified options and stock purchase rights to employees, non-employee members of the board of directors and consultants. The 2012 Plan provides for the grant of ISOs to employees.

Share Reserve. We have reserved an aggregate of 3,485,777 shares of our common stock for issuance under the 2012 Plan. As of March 31, 2021, options to purchase a total of 2,976,906 shares of our common stock were issued and outstanding, a total of 77,645 shares of common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2012 Plan and were outstanding, and 431,165 shares remained available for future grants.

Administration. Our board of directors or a committee appointed by our board of directors administers the 2012 Plan. The administrator has the authority to select the employees to whom options and/or stock purchase rights will be granted under the 2012 Plan, the number of shares to be subject to those awards under the 2012 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2012 Plan and to adopt rules for the administration, interpretation and application of the 2012 Plan that are consistent with the terms of the 2012 Plan.

Payment. The exercise price of options or purchase price of stock purchase rights granted under the 2012 Plan may be paid in such form as determined by the administrator, including, without limitation, cash, check, promissory notice, other shares of the Company that have a fair market value on the date of surrender equal to the aggregate exercise price or purchase price of the shares as to which such award relates, surrender of shares then issuable upon exercise of the award that have a fair market value equal to the aggregate exercise price or purchase price of the shares as to which such award relates, consideration received by the Company under a cashless exercise program implemented by the Company, or any combination of the foregoing methods of payment.

Transfer. The 2012 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution.

Certain Events. In the event of a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off combination, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting shares occurs, the administrator may make appropriate adjustments to the number of shares available reserved for issuance under the 2012 Plan, the number of shares covered by each outstanding option or stock purchase agreement, and/or the exercise price or purchase price under each outstanding option or stock purchase agreement. In the event that we are a party to a merger or change in control, outstanding options may be assumed or substituted by the surviving corporation or its parent. In the event the successor corporation refuses to assume or substitute for the option or stock purchase right, then the vesting of such awards (if held by a current service provider) will be fully accelerated for a period of 10 days immediately prior to the closing of such change in control, and such awards will terminate upon expiration of such period.

Amendment; Termination. Our board of directors may amend or terminate the 2012 Plan or any portion thereof at any time; an amendment of the 2012 Plan shall be subject to the approval of our stockholders only to the extent required by applicable laws. No awards may be granted under our 2012 Plan after it is terminated.

2021 Employee Stock Purchase Plan

Our Board has approved and we will ask our stockholders to approve the 2021 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 350,000 shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (i) 1% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than 4,703,469 shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since our inception on January 1, 2018 and each currently proposed transaction in which:

∎	we have been or are to be a participant;

∎	the amounts involved exceeded or will exceed $120,000; and

∎	any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Convertible Note Financing

In November 2018, we entered into a note purchase agreement pursuant to which we issued, in two tranches, subordinated convertible promissory notes, or the Bridge Notes, in an aggregate principal amount of $2.5 million. The Bridge Notes provided for an annual interest rate of 8.0% and a maturity date of May 19, 2019. Under the terms of the Bridge Notes, under certain circumstances, the unpaid principal of the Bridge Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria. In March 2019, as part of the issuance of Series B convertible preferred stock, the outstanding principal under the Bridge Notes, plus approximately $64,157 of accrued interest, converted into 74,817 shares of Series B Preferred Stock at a rate of $5.712 per share in full payment for the Bridge Notes and accrued interest. The table below sets forth the principal amount of the Bridge Notes and the number of shares of Series B convertible preferred stock issued to our directors, executive officers or owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof upon conversion of outstanding principal and unpaid, accrued interest under the Bridge Notes:

NAME	NOTE PRINCIPAL ($)	NUMBER OF SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK
Clarus Lifesciences III, L.P. (1)	825,163	148,267
Entities affiliated with Frazier Healthcare (2)	679,546	122,022
Celgene Corporation (3)	412,822	74,128
Amgen Ventures LLC (4)	291,234	52,203
MRL Ventures Fund LLC (5)	291,234	52,283

(1)	Clarus Lifesciences III, L.P., or Clarus, was beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Dennis Henner, Ph.D., who is a member of our board of directors, was then and is currently an affiliate of Clarus.

(2)	Entities affiliated with Frazier Healthcare were beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Patrick Heron, who is a member of our board of directors, was then and is currently an affiliate of Frazier Healthcare.

(3)	Celgene Corporation was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.

(4)	Amgen Ventures LLC was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.

(5)	MRL Ventures Fund LLC was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.

Series B Convertible Preferred Stock Financing

In March and May 2019 and July 2020, we issued an aggregate of 7,429,232 shares of our Series B convertible preferred stock, in two tranches, at a price per share of $5.712 for aggregate proceeds to us of $42.4 million, exclusive of 448,903 shares of Series B convertible preferred stock issued upon conversion of the Bridge Notes as described under the heading “—Convertible Note Financing” above. The table below sets forth the number of shares of Series B convertible preferred stock sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof (exclusive of shares of Series B convertible preferred stock issued upon conversion of the Bridge Notes):

NAME	NUMBER OF SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK	PURCHASE PRICE ($)
Omega Fund VI (1)	2,275,909	13,000,000
Clarus (2)	1,007,422	5,754,401
Entities affiliated with Frazier Healthcare (3)	829,720	4,739,375
Celgene Corporation (4)	504,054	2,879,157
Amgen Ventures LLC (4)	355,686	2,031,683
Entities affiliated with MRL Ventures Fund LLC (4)	355,605	2,031,225

(1)	Entities affiliated with Omega Fund VI, or Omega, became beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Dina Chaya, Ph.D., who is a member of our board of directors, is an advisor to Omega Fund Management, LLC, an entity affiliated with Omega.

(2)	Clarus was the beneficial owner of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Dr. Henner, who is a member of our board of directors, was then and is currently an affiliate of Clarus.

(3)	Entities affiliated with Frazier Healthcare were the beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Mr. Heron, who is a member of our board of directors, was then and is currently an affiliate of Frazier Healthcare.

(4)	The purchaser was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.

Series C Convertible Preferred Stock Financing

In November 2020, we issued an aggregate of 7,885,252 shares of our Series C convertible preferred stock at a price per share of $10.1455 for aggregate proceeds to us of approximately $80.0 million. The table below sets forth the number of shares of Series C convertible preferred stock sold to our directors, executive officers or owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

NAME	NUMBER OF SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK	PURCHASE PRICE ($)
Entities affiliated with Farallon Capital Management, L.L.C. (1)	1,971,313	19,999,999
Entities related to T. Rowe Price (2)	1,478,482	14,999,999
Entities related to BlackRock, Inc. (2)	1,478,484	14,999,999
Omega (3)	492,828	5,000,000
Clarus (4)	197,131	2,000,000
Entities affiliated with Frazier Healthcare (5)	290,210	2,944,347
Amgen Ventures LLC (6)	124,376	1,261,864
Entities affiliated with MRL Ventures Fund LLC (6)	124,376	1,261,864

(1)	Entities affiliated with Farallon Capital Management, L.L.C. became beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Harish Soundararajan, Ph.D., who was a member of our board of directors at such time, is an affiliate of Farallon Capital Management, L.L.C.

(2)	The purchaser became the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.

(3)	Entities affiliated with Omega Fund VI were the beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Dr. Dina Chaya, who is a member of our board of directors, was then and is currently an advisor to Omega Fund Management, LLC, an entity affiliated with Omega.

(4)	Clarus was the beneficial owner of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Dr. Henner, who is a member of our board of directors, was then and is currently an affiliate of Clarus.

(5)	Entities affiliated with Frazier Healthcare were the beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Mr. Heron, who is a member of our board of directors, was then and is currently an affiliate of Frazier Healthcare.

(6)	The purchaser was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.

Private Placement

Pfizer has agreed to purchase $20.0 million of our common stock in a separate private placement concurrent with the completion of this offering at a price per share equal to the public offering price. The sale of such shares will not be registered under the Securities Act. The closing of this offering is not conditioned upon the closing of such concurrent private placement.

As part of the investment, we will provide Pfizer early access to clinical trial data generated in the company-sponsored clinical trials evaluating the product candidate bomedemstat and related pre-clinical data for up to 30 months following the completion of this offering, barring a change in control of Imago or grant of certain development or commercialization rights of bomedemstat to third parties.

Director and Executive Officer Compensation

Please see “Management—Director Compensation” and “Executive Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Narrative to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into or intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws. For additional information see “Management—Limitation of Liability and Indemnification Matters.”

Investors’ Rights Agreements

We entered into an amended and restated investor rights agreement with the purchasers of our outstanding convertible preferred stock, including entities with which certain of our directors are affiliated. As of December 31, 2020, the holders of approximately 21.4 million shares of our common stock, including the shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” The investor rights agreement also provides for a right of first refusal in favor of certain holders of convertible preferred stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon the consummation of, this offering.

Voting Agreement

We entered into an amended and restated voting agreement with certain holders of our common stock and convertible preferred stock. Upon the consummation of this offering, the amended and restated voting agreement will terminate. For a description of the amended and restated voting agreement, see “Management—Board Composition—Voting Arrangements.”

Right of First Refusal and Co-Sale Agreement

We entered into an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and convertible preferred stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Policies and Procedures for Related Party Transactions

Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of March 31, 2021, by:

∎	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

∎	each of our current directors;

∎	each of our named executive officers; and

∎	all current directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after March 31, 2021 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 22,465,655 shares of our common stock outstanding as of March 31, 2021, which reflects the assumed conversion of all of our outstanding shares of Series A, Series B and Series C convertible preferred stock into an aggregate of 21,435,632 shares of common stock. Shares of our common stock that a person has the right to acquire within 60 days after March 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Imago BioSciences, Inc., 329 Oyster Point Blvd., 3rd Floor South San Francisco, California 94080.

	BENEFICIAL OWNERSHIP PRIOR TO THIS OFFERING				BENEFICIAL OWNERSHIP AFTER THIS OFFERING
NAME OF BENEFICIAL OWNER	NUMBER OF OUTSTANDING SHARES BENEFICIALLY OWNED	NUMBER OF SHARES EXERCISABLE WITHIN 60 DAYS	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF BENEFICIAL OWNERSHIP	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF BENEFICIAL OWNERSHIP
5% and Greater Stockholders:
Clarus Lifesciences III, L.P. (1)	3,225,037	—	3,225,037	14.3%	3,225,037	10.5%
Entities affiliated with Frazier Healthcare Partners (2)	2,783,774	—	2,783,774	12.4%	2,783,774	9.0%
Omega Fund VI, L.P. (3)	2,768,737	—	2,768,737	12.3%	2,768,737	9.0%
Entity affiliated with Farallon Capital Management, L.L.C. (4)	1,971,313	—	1,971,313	8.8%	1,971,313	6.4%
BlackRock, Inc. (5)	1,478,484	—	1,478,484	6.6%	1,478,484	4.8%
Celgene Corporation (6)	1,514,835	—	1,514,835	6.7%	1,514,835	4.9%
Entities affiliated with T. Rowe Price (7)	1,478,482	—	1,478,482	6.6%	1,478,482	4.8%
Entities affiliated with MRL Ventures Fund (8)	1,193,046	—	1,193,046	5.3%	1,193,046	3.9%
Entities affiliated with Amgen Ventures LLC (9)	1,193,047	—	1,193,047	5.3%	1,193,047	3.9%

	BENEFICIAL OWNERSHIP PRIOR TO THIS OFFERING				BENEFICIAL OWNERSHIP AFTER THIS OFFERING
NAME OF BENEFICIAL OWNER	NUMBER OF OUTSTANDING SHARES BENEFICIALLY OWNED	NUMBER OF SHARES EXERCISABLE WITHIN 60 DAYS	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF BENEFICIAL OWNERSHIP	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF BENEFICIAL OWNERSHIP
Named Executive Officers and Directors:
Hugh Y. Rienhoff, Jr., M.D. (10)	488,689	333,789	822,478	3.6%	822,478	2.6%
Jennifer Peppe (11)	148,809	104,934	253,743	1.1%	253,743	*	%
Amy Tapper, Ph.D. (12)	119,047	94,091	213,138	*	213,138	*	%
Robert Baltera	—	33,271	33,271	*	33,271	*	%
Dina Chaya, Ph.D.	—	—	—	*	—	*	%
Dennis Henner, Ph.D.	—	—	—	*	—	*	%
Patrick Heron (13)	2,783,774	—	2,783,774	12.4%	2,783,774	9.0%
Enoch Kariuki	—	—	—	—	—	*	%
All directors and executive officers as a group (10 persons) (14)	3,748,056	710,724	4,458,780	19.2%	4,458,780	14.2%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	Consists of 1,872,217 shares of common stock issuable upon conversion of Series A convertible preferred stock, 1,155,689 shares of common stock issuable upon conversion of Series B convertible preferred stock and 197,131 shares of common stock issuable upon conversion of Series C convertible preferred stock. Clarus Ventures III GP, L.P. is the general partner of Clarus Lifesciences III, L.P. Blackstone Clarus III L.L.C. is the general partner of Clarus Ventures III GP, L.P. The sole member of Blackstone Clarus III L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is The Blackstone Group Inc. The sole holder of the Series II preferred stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by Clarus Lifesciences III, L.P., but each (other than Clarus Lifesciences III, L.P.) disclaims beneficial ownership of such shares. The address for each of Clarus Lifesciences III, L.P. and Clarus Ventures III GP, L.P. is c/o Clarus Ventures LLC, 101 Main Street, Suite 1210, Cambridge, Massachusetts 02142. The address for each of the other Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.
(2)	Consists of 1,199,890 shares of common stock issuable upon conversion of Series A convertible preferred stock, 740,673 shares of common stock issuable upon conversion of Series B convertible preferred stock and 225,850 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by Frazier Healthcare VII, L.P., and 341,932 shares of common stock issuable upon conversion of Series A convertible preferred stock, 211,069 shares of common stock issuable upon conversion of Series B convertible preferred stock and 64,360 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by Frazier Healthcare VII-A, L.P. The general partner of Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. is FHM VII, L.P. and the general partner of FHM VII, L.P. is FHM VLL, L.L.C., and each may be deemed to have sole voting, investment and dispositive power with respect to the shares held by FH VII and FH VII-A. Mr. Heron, a member of our Board of Directors, six members of FHM VII, L.L.C. Mr. Heron, FHM VII, L.P. and FHM VII, L.L.C. each disclaim beneficial ownership of the securities held by FH VII, except to the extent of his or its pecuniary interest therein, if any. The address of Frazier Healthcare is 601 Union, Two Union Square, Suite 3200, Seattle, Washington 98101.
(3)	Consists of 2,275,909 shares of common stock issuable upon conversion of Series B convertible preferred stock and 492,828 shares of common stock issuable upon conversion of Series C convertible preferred stock. Otello Stampacchia, Claudio Nessi and Anne-Mari Paster are the directors of Omega Fund VI GP Manager, Ltd., or Omega Manager, which is the sole general partner of Omega Fund VI GP, L.P., or Omega GP, which is the sole general partner of Omega. Messrs. Stampacchia and Nessi and Ms. Paster may be deemed to share voting and dispositive power over the shares held by Omega. Each of such individuals, together with Omega GP and Omega Manager and Dina Chaya, disclaims beneficial ownership of the shares held by Omega, except to the extent of their respective pecuniary interest therein. Dr. Chaya, a member of our board of directors, is an advisor at Omega Fund Management, LLC, an entity affiliated with Omega Fund VI, L.P. The address of Omega Fund VI, L.P. is 888 Boylston Street, Suite 1111, Boston, Massachusetts 02199.
(4)

Consists of shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by Zone II Healthcare Holdings, LLC, or Zone II. Farallon Capital Management, L.L.C., or FCM, as the manager of Zone II, may be deemed to beneficially own such shares of common stock issuable to Zone II. Each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J.M. Spokes, John R. Warren and Mark D. Wehrly, or Managing Members, as a senior managing member or managing member, as the case may be, of FCM, in each case with the power to exercise investment discretion, may be deemed to beneficially own such shares of common stock issuable to

Zone II. Each of FCM and the Managing Members disclaims beneficial ownership of any such shares of common stock. The address of Zone II Healthcare Holdings, LLC is c/o Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100, San Francisco, California 94111.
(5)	Consists of 16,263 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by BlackRock Health Sciences Master Unit Trust, 453,401 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by BlackRock Health Sciences Opportunities Portfolio, 23,163 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by BlackRock Health Sciences Trust, and 985,657 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by BlackRock Health Sciences Trust II. The registered holders of the referenced shares are funds and accounts under management by subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, New York 10055 and 60 State Street, 19th/20th Floor, Boston, Massachusetts 02109.
(6)	Consists of 936,653 shares of common stock issuable upon conversion of Series A convertible preferred stock and 578,182 shares of common stock issuable upon conversion of Series B convertible preferred stock. The principal address for Celgene is 86 Morris Avenue, Summit, New Jersey 07901.
(7)	Consists of 529,300 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by T. Rowe Price Health Sciences Fund, Inc., 23,861 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by T. Rowe Price Health Sciences Portfolio, 781,592 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by T. Rowe Price New Horizons Fund, Inc., 98,027 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by T. Rowe Price New Horizons Trust, 5,220 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by T. Rowe Price U.S. Equities Trust, 37,400 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by TD Mutual Funds—TD Health Sciences Fund and 3,082 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund. The foregoing accounts are advised or sub-advised by T. Rowe Price Associates, Inc., or T. Rowe Price, a registered investment adviser. T. Rowe Price serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by the accounts (with the exception of one subadvisory fund that retains its own voting authority). Although T. Rowe Price may be deemed to be the beneficial owner of all the shares listed, T. Rowe Price expressly disclaims beneficial ownership of such securities. T. Rowe Price Investment Services, Inc., or TRPIS, a registered broker-dealer (and member of the Financial Industry Regulatory Authority, Inc.), is a subsidiary of T. Rowe Price, the investment adviser or subadviser, as applicable, to the accounts listed above. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price mutual fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address of the entities affiliated with T. Rowe Price is 100 East Pratt Street, Baltimore, Maryland 21202.
(8)	Consists of 420,167 shares of common stock issuable upon conversion of Series A convertible preferred stock, and 259,361 shares of common stock issuable upon conversion of Series B convertible preferred stock and 79,086 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by Merck Sharp & Dohme Corp, and 240,615 shares of common stock issuable upon conversion of Series A convertible preferred stock, 148,526 shares of common stock issuable upon conversion of Series B convertible preferred stock and 45,290 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by MRL Ventures Fund LLC, which is a subsidiary of Merck Sharp & Dohme Corp. The address of both MRL Ventures Fund LLC and Merck Sharp & Dohme Corp is 320 Bent Street, Cambridge, Massachusetts 02141.
(9)	Consists of 660,782 shares of common stock issuable upon conversion of Series A convertible preferred stock, 407,889 shares of common stock issuable upon conversion of Series B convertible preferred stock and 124,376 shares of common stock issuable upon conversion of Series C convertible preferred stock held directly by Amgen Ventures LLC, a wholly owned subsidiary of Amgen Inc. The address for Amgen Inc. is One Amgen Center Drive, Mail Stop 28-5-C, Thousand Oaks, California 91320.
(10)	Consists of (i) 488,689 shares of common stock, and (ii) 333,789 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2021.
(11)	Consists of (i) 148,809 shares of common stock, and (ii) 104,934 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2021.
(12)	Consists of (i) 119,047 shares of common stock, and (ii) 94,091 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2021.
(13)	Consists of the shares described in footnote 2 above. Mr. Heron disclaims beneficial ownership of all such shares except to the extent of his pecuniary interests therein.
(14)	Consists of (i) 964,282 shares of common stock, (ii) 2,783,774 shares of common stock issuable upon conversion of convertible preferred stock, and (iii) 710,724 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2021.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the investor rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 300,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of March 31, 2021, there were outstanding:

∎	22,465,655 shares of our common stock, on an as-converted basis, held by approximately 62 stockholders of record; and

∎	2,976,906 shares of our common stock issuable upon exercise of outstanding stock options.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66-2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividends

Subject to preferences that may be applicable to any then outstanding convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for a description of our currently outstanding convertible preferred stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. From and after the consummation of this offering and the concurrent private placement, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of convertible preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after the consummation of this offering and the concurrent private placement, no shares of convertible preferred stock will be outstanding, and we have no present plan to issue any shares of convertible preferred stock.

Options

As of March 31, 2021, we had outstanding options to purchase 2,976,906 shares of our common stock, with a per share weighted-average exercise price of $3.10, under our 2012 Equity Incentive Plan.

Registration Rights

Under our amended and restated investors’ rights agreement, based on the number of shares outstanding as of March 31, 2021, following the consummation of this offering, the holders of approximately 21.4 million shares of common stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, and the holders of approximately 21.4 million shares of common stock, or their transferees, have the right to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding as of March 31, 2021, after the consummation of this offering and the concurrent private placement, the holders of approximately 21.4 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain demand registration rights. Beginning six months following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least 65% of these shares can request that we register all or a portion of their shares if the aggregate price to the public of the shares offered is at least $15 million. Additionally, we will not be required to effect a demand registration during the period beginning 90 days prior to the filing and ending 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities.

Piggyback Registration Rights

Based on the number of shares outstanding as of March 31, 2021, after the consummation of this offering and the concurrent private placement, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of approximately 21.4 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Form S-3 Registration Rights

Based on the number of shares outstanding as of March 31, 2021, after the consummation of this offering and the concurrent private placement, the holders of approximately 21.4 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain Form S-3 registration rights. The holders of at least 65% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.5 million, net of underwriting discounts and commissions. These stockholders may make an unlimited number of requests for registration on Form S-3, but in no event shall we be required to file more than two registrations on Form S-3 in any given 12 month period.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of three years after the consummation of this offering and the concurrent private placement or when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called by our board of directors, or by our President or Chief Executive Officer.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock. For more information on the classified board, see “Management—Board Composition.” Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management—Limitation on Liability and Indemnification Matters.”

The Nasdaq Global Select Market Listing

We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “IMGO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 31, 2021, upon the closing of this offering and the concurrent private placement to Pfizer and assuming an initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover of this prospectus), upon the consummation of this offering and the concurrent private placement and assuming (1) the conversion of all shares of our outstanding Series A, Series B and Series C convertible preferred stock at March 31, 2021, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of any of our other outstanding options, we will have outstanding an aggregate of approximately 30,798,988 shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering and any shares held by Pfizer (including those sold to it in the concurrent private placement) will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of March 31, 2021 and assumptions (1)-(3) described above, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

APPROXIMATE NUMBER OF SHARES	FIRST DATE AVAILABLE FOR SALE INTO PUBLIC MARKET
22,465,655 shares	180 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and substantially all of our other stockholders and option holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Jefferies LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC.

Prior to the consummation of the offering, certain of our employees, including our executive officers and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

∎

1% of the number of common shares then outstanding, which will equal approximately 307,990 shares of common stock immediately after this offering and the concurrent private placement (calculated as of March 31, 2021 on the basis of the assumptions (1)-(3) described above); or

∎	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to above).

Registration Rights

Based on the number of shares outstanding as of March 31, 2021, after the consummation of this offering, and the concurrent private placement, the holders of approximately 21.4 million shares of our common stock, or their transferees, will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue under our 2012 Equity Incentive Plan, our 2021 Incentive Award Plan and our 2021 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

∎	U.S. expatriates and former citizens or long-term residents of the United States;

∎	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

∎	banks, insurance companies and other financial institutions;

∎	brokers, dealers or traders in securities;

∎	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

∎	tax-exempt organizations or governmental organizations;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code;

∎	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

∎	tax-qualified retirement plans; and

∎	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation created or organized under the laws of the United States, any state thereof or the District

∎	of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

∎

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

∎	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

∎	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds from the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock beginning on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                 , 2021, among us and Jefferies LLC, Cowen and Company, LLC, Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Guggenheim Securities, LLC

Total	7,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering and the concurrent private placement, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                 per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $                 per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		PER SHARE
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.2 million. We will reimburse the underwriters for their expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. in an amount up to $40,000. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “IMGO.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,050,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and other holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended; or

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially; or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their respective affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

(A) Resale Restrictions

The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia, Manitoba, New Brunswick and Nova Scotia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

(B) Representations of Canadian Purchasers

By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable;

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

∎	where required by law, the purchaser is purchasing as principal and not as agent; and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the Company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that shares may be offered to the public in that Relevant State at any time:

∎	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representative for any such offer; or

∎

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No shares of our common stock have been offered or sold, and no shares of our common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of our common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of our common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of our common stock will be required, and is deemed by the acquisition of the shares of our common stock, to confirm that he is aware of the restriction on offers of the shares of our common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of our common stock in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the

Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. O’Melveny & Myers, LLP, San Francisco, California, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, included in this Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Imago BioSciences, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We maintain a website at www.imagobio.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

IMAGO BIOSCIENCES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Imago Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Imago Biosciences, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, comprehensive loss, convertible preferred stock and shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

April 5, 2021 (July 13, 2021 as to the effects of the reverse stock split discussed in Note 1).

We have served as the Company’s auditor since 2018.

IMAGO BIOSCIENCES, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	DECEMBER 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$4,961	$19,266
Short-term investments	2,741	57,375
Prepaid expenses and other current assets	788	1,181

Total current assets	8,490	77,822
Property and equipment, net	—	8
Long-term investments	—	19,689
Other long-term assets	11	1,414

Total assets	$8,501	$98,933

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,371	$1,379
Accrued and other current liabilities	1,266	3,726

Total current liabilities	2,637	5,105
Convertible preferred stock tranche liability	2,495	—

Total liabilities	5,132	5,105
Commitments and contingencies (Note 6)
Convertible preferred stock, $0.0001 par value; 113,823,514 and 180,059,639 shares authorized as of December 31, 2019 and 2020; 9,020,460 and 21,435,632 shares issued and outstanding as of December 31, 2019 and 2020, actual; aggregate liquidation preference of $165,500 as of December 31, 2020	54,771	162,612
Stockholders’ deficit:
Common stock, $0.0001 par value; 146,000,000 and 228,300,000 shares authorized as of December 31, 2019 and 2020; 1,018,119 and 1,030,023 shares issued and outstanding as of December 31, 2019 and 2020	—	—
Additional paid-in capital	1,106	1,561
Accumulated other comprehensive income (loss)	1	(3)
Accumulated deficit	(52,509)	(70,342)

Total stockholders’ deficit	(51,402)	(68,784)

Total liabilities, convertible preferred stock and stockholders’ deficit	$8,501	$98,933

The accompanying notes are an integral part of these consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	YEAR ENDED DECEMBER 31,
	2019	2020
Operating expenses:
Research and development	$8,237	$14,896
General and administrative	2,419	3,176

Total operating expenses	10,656	18,072

Loss from operations	(10,656)	(18,072)
Other income (expense), net:
Interest income	38	48
Change in fair value of convertible preferred stock tranche liability	(248)	214
Other income (expense), net	(36)	(20)

Total other income (expense), net	(246)	242

Loss before income tax expense	(10,902)	(17,830)
Income tax expense	—	(3)

Net loss	$(10,902)	$(17,833)

Net loss per share, basic and diluted	$(10.71)	$(17.49)

Weighted-average shares used in computing net loss per share, basic and diluted	1,018,119	1,019,615

The accompanying notes are an integral part of these consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Consolidated Statements of Comprehensive Loss

(in thousands)

	YEAR ENDED DECEMBER 31,
	2019	2020
Net loss	$(10,902)	$(17,833)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	1	(4)

Comprehensive loss	$(10,901)	$(17,837)

The accompanying notes are an integral part of these consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance as of January 1, 2019	5,672,256	$38,015	1,018,119	$—	$788	$—	$(41,607)	$(40,819)
Issuance of Series B convertible preferred stock, net of issuance costs of $121	2,899,301	14,192	—	—	—	—	—	—
Issuance of Series B convertible preferred stock on extinguishment of promissory notes	448,903	2,564	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	318	—	—	318
Other comprehensive income	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(10,902)	(10,902)

Balance as of December 31, 2019	9,020,460	$54,771	1,018,119	$—	$1,106	$1	$(52,509)	$(51,402)
Issuance of Series B convertible preferred stock, net of issuance cost of $17 and the settlement of the convertible preferred stock tranche liability of $2,281	4,529,931	28,139	—	—	—	—	—	—
Issuance of Series C convertible preferred stock, net of issuance costs of $298	7,885,241	79,702	—	—	—	—	—	—
Exercise of stock options			11,904	—	29			29
Stock-based compensation	—	—	—	—	426	—	—	426
Other comprehensive loss	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	(17,833)	(17,833)

Balance as of December 31, 2020	21,435,632	$162,612	1,030,023	$—	$1,561	$(3)	$(70,342)	$(68,784)

The accompanying notes are an integral part of these consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Consolidated Statements of Cash Flows

(in thousands)

	YEAR ENDED DECEMBER 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(10,902)	$(17,833)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization (accretion) of premium (discount) on available-for-sale investments	(7)	6
Accrued interest	64	—
Depreciation and amortization	—	1
Change in fair value of convertible preferred stock tranche liability	248	(214)
Stock-based compensation	318	426
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(608)	(393)
Other long-term assets	1	(1,403)
Accounts payable	586	8
Accrued and other current liabilities	292	2,460

Net cash used in operating activities	(10,008)	(16,942)

Cash flows from investing activities:
Purchases of property and equipment	—	(9)
Purchases of available-for-sale investments	(2,728)	(81,083)
Proceeds from maturities of available-for-sale investments	—	6,750

Net cash used in investing activities	(2,728)	(74,342)

Cash flows from financing activities:
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	16,439	25,858
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	—	79,702
Proceeds from the exercise of stock options	—	29

Net cash provided by financing activities	16,439	105,589

Net increase in cash and cash equivalents	3,703	14,305
Cash and cash equivalents at beginning of period	1,258	4,961

Cash and cash equivalents at end of period	$4,961	$19,266

Supplemental cash flow disclosure:
Cash paid for taxes	$—	$14

Supplemental disclosure of non-cash financing activities:
Extinguishment of promissory notes upon issuance of Series B convertible preferred stock	$2,564	$—

Recognition of convertible preferred stock tranche liability in connection with the issuance of Series B convertible preferred stock	$2,247	$—

Settlement of convertible preferred stock tranche liability in connection with the issuance of Series B convertible preferred stock	$—	$2,281

The accompanying notes are an integral part of these consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Description of the Business

Imago BioSciences, Inc. (“Imago” or the “Company”) was incorporated on March 28, 2012 as a Delaware corporation and is headquartered in South San Francisco, California. The Company is a clinical-stage biopharmaceutical company discovering and developing small molecule product candidates that target lysine-specific demethylase 1 (“LSD1”), an enzyme that plays a central role in the production of blood cells in the bone marrow. The Company is focused on improving the quality of life of patients with cancer and bone marrow diseases in addition to prolonging their lives. The Company’s lead product candidate is bomedemstat for the treatment of myeloproliferative neoplasms (“MPNs”), a family of related, chronic cancers of the bone marrow. The three most common MPNs are myelofibrosis (“MF”), essential thrombocythemia (“ET”) and polycythemia vera. The Company is pursuing the development of bomedemstat as a potentially disease-modifying therapy in MF to address the limitations of currently approved therapies. The Company is currently enrolling patients in two Phase 2 clinical trials of bomedemstat for the treatment of ET and MF.

Liquidity

The Company has incurred net losses and cash out flows from operations since inception and as of December 31, 2020 has an accumulated deficit of $70.3 million. As of December 31, 2020, the Company had cash, cash equivalents and short-term investments of $76.6 million, which are available to fund future operations.

Management expects to incur additional losses in the future to conduct research and development and recognizes the need to raise capital to fully implement its business plan. The Company has historically financed its operations primarily with the proceeds from the issuance of its convertible preferred stock and to a lesser extent debt financing. The Company may raise additional capital through additional equity financings, debt financings or other sources. Based on projected activities, management believes that its existing cash, cash equivalents and short-term investments as of December 31, 2020 will be sufficient to support operations for at least the next 12 months following issuance of these consolidated financial statements.

Reverse Stock Split

On July 10, 2021, the Company’s Board of Directors approved a reverse stock split of the Company’s common stock on a 8.4-for-1 basis (the “Reverse Stock Split”), which became effective on July 13, 2021. In connection with the Reverse Stock Split, all references to shares of common stock, convertible preferred stock, and options and per share amounts have been retroactively adjusted for all periods presented in these consolidated financial statements to reflect this Reverse Stock Split. Authorized shares and par values were not adjusted.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, certain accrued liabilities for research and development activities, valuation of deferred tax assets, the fair values of common and preferred stock, the fair value of stock options and the fair value of the convertible preferred stock tranche liability. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Segment Information

The Company has one operating segment and one reportable segment, which is the business of developing anti-cancer therapeutics targeting epigenetic enzymes for the treatment of myeloid diseases. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purpose of allocating resources and evaluating financial performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. The Company’s cash equivalents include deposits in money market accounts which were unrestricted as to withdrawal or use and are stated at fair value.

Investments

All investments in debt securities have been classified as “available-for-sale” and are carried at estimated fair value as determined based upon quoted market prices or pricing models for similar securities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments have maturities less than one year as of the consolidated balance sheet dates. Long-term investments have maturities greater than one year as of the consolidated balance sheet dates. Unrealized gains and losses are excluded from operations and are reported as a component of comprehensive loss. Realized gains and losses and declines in fair value judged to be other than temporary, if any, on investments in debt securities are included in other income (expense), net in the consolidated statements of operations. The cost of securities sold is based on the specific-identification method. Interest earned on investments in securities is included in interest income.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company measures fair value based on a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities as of the measurement date.

Level 2—Inputs (other than quoted prices included within Level 1) that are directly observable for the asset or liability or indirectly observable for similar assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.

The Company’s cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued and other current liabilities approximate their fair value due to their short maturities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Cash, cash equivalents and short-term investments are invested through banks and other accredited financial institutions in the United States. Such deposits may be in excess of federally insured limits.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Risk and Uncertainties

The Company is subject to certain risks and uncertainties similar to other development-stage biopharmaceutical companies, including but not limited to: the Company’s ability to successfully develop, manufacture, and market its products; the Company’s ability to obtain regular clearance from U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales; new technological innovations; the Company’s dependence on key personnel; the Company’s ability to obtain, maintain and enforce intellectual property protection directed to its current and any future technologies that it develops; compliance with governmental regulations; uncertainty of market acceptance of products; product liability; and the Company’s need to obtain additional financing.

Property and Equipment, Net

Property and equipment, net is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which is generally three to five years. Maintenance and repairs are charged to expense as incurred. Significant improvements that substantially enhance the useful life of an asset are capitalized and depreciated. When assets are retired or disposed of, the cost together with related accumulated depreciation is removed from the consolidated balance sheets and any resulting gain or loss is reflected in the Company’s consolidated statements of operations in the period realized.

Leases

The Company adopted Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”) on January 1, 2020, as discussed below in the section titled “Recently Adopted Accounting Standards”. Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases with a term of 12 months or more are recognized as operating lease right-of-use (“ROU”) assets and lease liabilities are recognized as operating lease liabilities in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the commencement date of the lease. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less any lease incentive received. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company’s non-lease components are primarily related to property maintenance, which varies based on future outcomes, and is recognized as rent expense when incurred.

Impairment for Long-Lived Assets

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no such impairment losses for the years ended December 31, 2019 and 2020.

Convertible Preferred Stock Tranche Liability

The Company’s obligation to issue additional shares of its Series B convertible preferred stock at a fixed price in a future closing represents a freestanding financial instrument that is accounted for as a liability. The liability is measured at fair value from the original issuance date of its Series B convertible preferred stock in March 2019 and is subject to remeasurement at each reporting period with changes in fair value recognized in the statements of operations until settlement or extinguishment. The convertible preferred stock tranche liability was settled on the closing of the Company’s Series B convertible preferred stock financing in July 2020.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel related costs, including stock-based compensation, laboratory supplies, clinical studies and related clinical manufacturing costs, fees paid to other entities to conduct certain research and development activities on the Company’s behalf, as well as allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.

The Company estimates preclinical and clinical study research expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical and clinical studies and research services on its behalf. The Company records the costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued and other current liabilities in the consolidated balance sheets. These costs are a component of the Company’s research and development expenses. The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers under the service agreements. The Company makes significant judgments and estimates in determining the accrued and other current liabilities balance. As actual costs become known, the Company adjusts its accrued expenses. The Company has not experienced any material differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from the Company’s estimates, resulting in adjustments to expense in future periods. Changes in these estimates that result in material changes to the Company’s accrued costs could materially affect the Company’s results of operations.

Stock-Based Compensation

Stock-based compensation is measured at the grant date for all equity awards granted to employees and non-employees based on the fair value of the awards, including stock options and restricted shares. The Company estimates the fair value of stock-based awards on the date of grant using the Black-Scholes option-pricing model. For stock-based awards that vest subject to the satisfaction of a service requirement, the expense is recognized using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company records a valuation allowance to reduce deferred tax assets to an amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of its provision for income taxes. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of the Company’s common stock outstanding for the period, without consideration for potential dilutive shares of common stock. As the Company is in a loss position for the period presented, diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Comprehensive Loss

Comprehensive loss includes net loss and certain changes in stockholders’ deficit that are excluded from net loss. The Company’s comprehensive loss is comprised of unrealized gains and losses on the Company’s available-for-sale investments.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (a) no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash (“ASU 2016-18”). This standard requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The provisions of ASU 2016-18 are applied retrospectively. The adoption of this standard did not have any impact on the Company’s consolidated financial statements and related disclosures.

On January 1, 2019, the Company early adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Stock Based Payment Accounting (“ASU 2018-07”). This standard expands the scope of Topic 718 to include stock-based payment transactions for acquiring goods and services from non-employees. Consequently, the accounting for share-based payments issued to nonemployees and employees is substantially aligned. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements and related disclosures.

On January 1, 2020, the Company early adopted ASC 842, Leases, which requires a lessee to recognize right of use asset and lease liability for all leases with lease terms of more than 12 months. The Company adopted this standard using the modified retrospective approach and elected the package of practical expedients permitted under transition guidance, which allows the Company to carry forward its historical assessment of (i) whether a contract is or contains a lease, (ii) lease classification and (iii) initial direct costs. In addition, the Company elected (i) not to apply the recognition requirements to short-term leases and (ii) to separate lease and nonlease components of the contracts. Prior period amounts prior to January 1, 2020 have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under previous lease guidance, ASC 840: Leases (Topic 840). The adoption did not have any impact on the Company’s consolidated financial statements since the Company did not have any leases subject to the scope of ASC 842 upon adoption.

On January 1, 2020, the Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”), which amends Accounting Standards Codification 820, Fair Value Measurement. This standard modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The Company adopted the removed and modified disclosures on a retrospective basis and the new disclosures on a prospective basis. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements and related disclosures.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Recent Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. As an emerging growth company, this new standard is effective for the Company in the fiscal year beginning January 1, 2023 and must be adopted using a modified retrospective approach, with certain exceptions. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify the accounting for income taxes. The guidance eliminates certain exceptions to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. As an emerging growth company, this new standard is effective for the Company for fiscal year beginning January 1, 2022. The Company is evaluating the impact of this standard on its consolidated financial statements and related disclosures.

3. Fair Value Measurements

The following tables presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values:

	DECEMBER 31, 2019
	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE
	(in thousands)
Assets:
Money market funds	$4,036	$—	$—	$4,036
Corporate bonds	—	765	—	765
Commercial paper	—	2,241	—	2,241

Total financial assets	$4,036	$3,006	$—	$7,042

Liabilities:
Convertible preferred stock tranche liability	$—	$—	$2,495	$2,495

Total financial liabilities	$—	$—	$2,495	$2,495

	DECEMBER 31, 2020
	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE
	(in thousands)
Assets:
Money market funds	$11,938	$—	$—	$11,938
Corporate bonds	—	5,671	—	5,671
Commercial paper	—	57,195	—	57,195
U.S. treasury securities	—	20,196	—	20,196

Total financial assets	$11,938	$83,062	$—	$95,000

Money market funds are highly liquid investments and are actively traded. The pricing information on the Company’s money market funds are readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The Company’s short-term investments are classified as cash equivalents if their original maturities are less than three months. The Company’s short-term investments are considered Level 2 financial instruments as their fair values are determined using inputs that are observable in the market or can be derived principally from recently executed transactions, cash flow models with yield curves, and benchmark securities.

Convertible Preferred Tranche Liability

The Company’s convertible preferred stock tranche liability (see Note 8) was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. In determining the fair value of the convertible preferred stock tranche liability, the Company used the Hybrid Tranche Model pricing model to estimate the fair value using unobservable inputs. On the closing of the Company’s Series B convertible preferred stock financing in July 2020, the convertible preferred stock tranche liability was settled and recorded to Series B convertible preferred stock. Accordingly, there is no convertible preferred stock tranche liability as of December 31, 2020.

A summary of the significant unobservable inputs used in measuring the Company’s convertible preferred stock tranche liability as of December 31, 2019 and July 2, 2020, the date immediately before the settlement of tranche liability, was as follows:

	DECEMBER 31, 2019	JULY 2, 2020
Time to liquidity (years)	0.37	0.01
Probability of second closing	95%	100%
Discount rate	20%	20%

The following tables provides a summary of changes in the estimated fair value of the Company’s convertible preferred stock tranche liability measured on a recurring basis using significant Level 3 inputs:

	DECEMBER 31,
	2019	2020
	(in thousands)
Beginning balance	$—	$2,495
Recognition of convertible preferred stock tranche liability upon issuance of Series B convertible preferred stock	2,247	—
Change in fair value	248	(214)
Settlement of convertible preferred stock tranche liability	—	(2,281)

Ending balance	$2,495	$—

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

4. Investments

The following tables summarizes the fair value and amortized cost of the Company’s available-for-sale debt securities by major security type:

	DECEMBER 31, 2019
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	AGGREGATE FAIR VALUE
	(in thousands)
Money market funds	$4,036	$—	$—	$4,036
Corporate bonds	765	—	—	765
Commercial paper	2,240	1	—	2,241

Total cash equivalents and investments	$7,041	$1	$—	$7,042

	DECEMBER 31, 2020
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	AGGREGATE FAIR VALUE
	(in thousands)
Money market funds	$11,938	$—	$—	$11,938
Corporate bonds	5,672	1	(2)	5,671
Commercial paper	57,197	3	(5)	57,195
U.S. treasury securities	20,196	2	(2)	20,196

Total cash equivalents and investments	$95,003	$6	$(9)	$95,000

The following table summarizes the classification of the Company’s available-for-sale debt securities on the consolidated balance sheets:

	DECEMBER 31,
	2019	2020
	(in thousands)
Cash equivalents	$4,301	$17,936
Short-term investments	2,741	57,375
Long-term investments	—	19,689

Total cash equivalents and investments	$7,042	$95,000

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The following table summarizes the fair values of the Company’s available-for-sale debt securities by contractual maturity:

	DECEMBER 31,
	2019	2020
	(in thousands)
Within one year	$7,042	$75,311
After one year through two years	—	19,689

Total cash equivalents and investments	$7,042	$95,000

There were no impairments of available-for-sale debt securities considered “other-than-temporary” during the years ended December 31, 2019 and 2020 as it was more likely than not the Company would hold the securities until maturity or a recovery of the cost basis.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	DECEMBER 31,
	2019	2020
	(in thousands)
Prepaid research and development	$602	$853
Other	186	328

Total prepaid expenses and other current assets	$788	$1,181

Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following:

	DECEMBER 31,
	2019	2020
	(in thousands)
Accrued research and development	$706	$2,670
Accrued bonuses	304	538
Accrued vacation	218	282
Other	38	236

Total accrued and other current liabilities	$1,266	$3,726

6. Commitments and Contingencies

Operating Lease

As of December 31, 2019 and 2020, the Company has two cancellable operating lease agreements with lease terms of less than 12 months. For the years ended December 31, 2019 and 2020, rent expense was $0.1 million in each year.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2019 and 2020, the Company does not have any material indemnification claims that were probable or reasonably possible and, consequently, has not recorded related liabilities.

7. Convertible Promissory Notes

The Company issued an aggregate of $2.5 million in convertible promissory notes in November 2018 (the “2018 Notes”). The 2018 Notes accrued interest at a rate of 8.0% per annum and matured in May 2019. The 2018 Notes were payable on demand by the majority note holders at any time after the May 2019 maturity date.

In the event of a qualified financing of the sale of equity securities resulting in aggregate gross proceeds to the Company of at least $25.0 million, all principal and accrued interest under the 2018 Notes were automatically convertible into the equity securities issued in the qualified financing at a conversion price equal to the price paid per share for equity securities sold in the qualified financing. In the event there is no qualified financing on or before maturity date, the principal and accrued interest under the 2018 Notes were convertible, at the election of each note holder, into the equity securities issued in the other financing at less than the price paid per share in such other equity financing. In addition, in the event of a change in control, the outstanding principal balance of the 2018 Notes is payable at a premium to each note holder. The Company evaluated these redemption features and determined that the redemption feature related to (i) an event where there is no qualified financing and (ii) a change of control event, should be accounted for a compound derivative that requires bifurcation at inception and subsequent remeasurement. The fair value of such compound derivative was determined to not be material.

In conjunction with the Company’s Series B financing in March 2019 (see Note 8), the total outstanding principal amount of the 2018 Notes of $2.6 million including accrued interest of $0.1 million was converted into 448,903 shares of the Company’s Series B convertible preferred stock. The redemption of the 2018 Notes was accounted for as a debt extinguishment, which resulted in the recognition of an immaterial loss in the consolidated statements of operations.

8. Convertible Preferred Stock and Common Stock

Series B Convertible Preferred Stock Financing

In March and May 2019, the Company completed the initial closings for the sale of its Series B convertible preferred stock at a price per share of $5.712. In March 2019, the Company sold and issued 2,527,278 shares of its Series B convertible preferred stock for total gross proceeds of $14.4 million. In addition, the 2018 Notes were redeemed whereby the outstanding principal balance of $2.5 million and accrued interest of $0.1 million were converted into 448,903 shares of Series B convertible preferred stock at a conversion price of $5.712 per share on extinguishment of all the Company’s outstanding 2018 Notes (see Note 7).

In May 2019, the Company sold and issued an additional 372,023 shares of its Series B convertible preferred stock for total gross proceed of $2.1 million.

In accordance with the terms of the Series B convertible preferred stock financing, the Company also committed to sell 4,529,931 shares of Series B convertible preferred stock at a fixed price per share of $5.712 in a second closing on or after March 1, 2020. On issuance, the Company determined that its obligation to issue additional shares of Series B convertible preferred stock in a second closing is a freestanding financial instrument that should be classified as a liability on the Company’s consolidated balance sheets. The freestanding financial instrument, or convertible preferred stock tranche liability, was recorded at fair value on issuance of $2.2 million with the remaining proceeds being allocated to the Series B convertible preferred stock. The convertible preferred stock

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

tranche liability is remeasured to fair value during the reporting period with any changes in fair value being recognized as a component of other income (expense), net in the consolidated statements of operations.

In July 2020, at the second closing, the Company sold and issued 4,529,931 shares of its Series B convertible preferred stock for total gross proceeds of $25.9 million, thereby settling the convertible preferred stock tranche liability. Immediately prior to the second closing, the Company measured the convertible preferred stock tranche liability to its then fair value and the convertible preferred stock tranche liability balance was reclassified to Series B convertible preferred stock.

Series C Convertible Preferred Stock Financing

In November 2020, the Company sold and issued an aggregate of 7,885,241 shares of its Series C convertible preferred stock at a purchase price of $10.1455 per share for total gross proceeds of $80.0 million.

Convertible preferred stock consists of the following:

	DECEMBER 31, 2019
	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	NET CARRYING VALUE	LIQUIDATION PREFERENCE
Convertible Preferred Stock			(in thousands)
Series A	47,647,051	5,672,256	$38,015	$40,500
Series B	66,176,463	3,348,204	16,756	19,125

Total	113,823,514	9,020,460	$54,771	$59,625

	DECEMBER 31, 2020
	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	NET CARRYING VALUE	LIQUIDATION PREFERENCE
Convertible Preferred Stock			(in thousands)
Series A	47,647,051	5,672,256	$38,015	$40,500
Series B	66,176,463	7,878,135	44,895	45,000
Series C	66,236,125	7,885,241	79,702	80,000

Total	180,059,639	21,435,632	$162,612	$165,500

The Company classifies its convertible preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the control of the Company (including a merger, acquisition or sale of all or substantially all of the Company’s assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at of the reporting date. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such liquidation event will occur.

The holders of the Company’s Series A, Series B, and Series C convertible preferred stock (together “convertible preferred stock”) have various rights, preferences and privileges as follows:

Voting Rights

Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Except as provided by the Company’s amended and restated certificate of incorporation or bylaws, the holders of convertible preferred stock and the holders of common stock vote together as one single class.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

Holders of Series A, Series B, and Series C convertible preferred stock, exclusively and each as a separate class, shall each be entitled to elect one director.

Dividend Rights

The holders of convertible preferred stock are entitled to receive dividends at an annual rate of $0.5712 per share of Series A convertible preferred stock, $0.4536 per share of Series B convertible preferred stock, and $0.8148 per share of Series C convertible preferred stock. Such dividends are payable out of funds legally available, are payable only when and if declared by the board and are noncumulative. The dividend rates are subject to adjustment for stock splits, combinations, reorganizations, and similar transactions. As of December 31, 2020, no such dividends were declared or accrued.

Conversion Rights

Each share of preferred stock is convertible, at the option of the holder, into such number of common stock as is determined by dividing the original issue price for that series by the conversion price for such series in effect at the time of conversion. The conversion price is $7.14 per share for the Series A convertible preferred stock, $5.712 per share for the Series B convertible preferred stock, and $10.1455 per share for the Series C convertible preferred stock.

Each share of Series A, Series B, and Series C convertible preferred stock shall automatically be converted into shares of common stock upon either (i) the affirmative vote or written consent of the holders of at least 65% of outstanding shares of preferred stock and the majority holders of Series C convertible preferred stock, or (ii) the closing of the sale of shares of common stock to the public at a price of at least $10.1455 per share (subject to adjustment for stock splits, combinations, reorganizations, and similar transactions) in an initial public offering with gross proceeds to the Company of at least $50.0 million.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of convertible preferred stock are entitled to receive an amount equal to original issue price plus any dividends declared but unpaid. The holders of Series C convertible preferred stock are entitled to receive their liquidation amounts prior and in preference to the holders of Series A and Series B convertible preferred stock and common stock.

Following payment to the holders of Series C convertible preferred stock, the holders of Series B convertible preferred stock are entitled to receive their liquidation amounts, prior and in preference to the holders of Series A convertible preferred stock and common stock. Following payment to the holders of Series B convertible preferred stock, the holders of Series A convertible preferred stock are entitled to receive their liquidation amounts, prior and in preference to the holders of common stock.

All remaining assets available for distribution in the event of any liquidation, dissolution, or winding up of the Company are distributed with equal priority and pro rata among the holders of the convertible preferred stock and common stock, as if all shares of convertible preferred stock had been converted into common stock, until the holders of the Series A, B and C convertible preferred stock have received an aggregate distribution of two times the original issue price for such series of convertible preferred stock.

Redemption Rights

There are no redemption rights afforded to the holders of convertible preferred stock. Upon certain change in control events that are outside of the Company’s control, including a merger, acquisition or sale of all or substantially all of the Company’s assets, the convertible preferred stock is contingently redeemable.

Common Stock

The holders of the Company’s common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when, as, and if declared by the board of directors, subject to the prior rights of the convertible preferred stockholders. The holders have no preemptive or other subscription rights and there is no redemption or sinking fund provisions with respect to such shares. As of December 31, 2020, no such dividends were declared or accrued.

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The Company reserved the following shares of common stock, on an as-if converted basis, for issuance as follows:

DECEMBER 31, 2020
Conversion of outstanding shares of convertible preferred stock	21,435,632
Options outstanding under the 2012 Equity Incentive plan	1,729,843
Options available for future grant	1,678,228

Total	24,843,703

9. Stock-Based Compensation

2012 Equity Incentive Plan

In October 2012, the Company adopted the 2012 Equity Incentive Plan (the “2012 Plan”) under which 238,095 shares of the Company’s common stock were initially reserved for issuance to employees, directors and consultants. The Company’s board of directors has the authority to determine to whom options will be granted, the number of shares, the term, and the exercise price. Options granted under the Plan have a term of up to 10 years and generally vest over a one- to four-year period. The exercise price of awards granted will not be less than the estimated fair value of the underlying common stock on the grant date. Total shares authorized under the 2012 Plan as of December 31, 2020 are 3,485,777.

Stock Option Activity

Stock option activity under the 2012 Plan was as follows:

	OPTIONS AVAILABLE FOR GRANT	NUMBER OF OPTIONS OUTSTANDING	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
					(in thousands)
Balances as of January 1, 2019	93,115	766,922	$2.40	7.90	$225
Additional shares authorized	508,828	—
Options granted	(464,261)	464,261	1.54
Options cancelled	171,112	(171,112)	1.52

Balances as of December 31, 2019	308,794	1,060,071	2.16	7.56	—
Additional shares authorized	2,051,110	—
Options granted	(681,676)	681,676	1.97
Options cancelled	—	—
Options exercised	—	(11,904)	2.44

Balances as of December 31, 2020	1,678,228	1,729,843	$2.08	7.75	$3,666

Vested and expected to vest as of December 31, 2020		1,729,843	$2.08	7.75	$3,666

Exercisable as of December 31, 2020		837,333	$2.26	6.35	$1,628

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The total intrinsic value of options exercised during the years ended December 31, 2019 and 2020 was immaterial. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the time of exercise, as determined by the board of directors, and the exercise price of the stock option.

The weighted-average grant-date fair value per share for stock options granted during the years ended December 31, 2019 and 2020 was $1.10 and $1.20, respectively. The total fair value of stock options vested during the years ended December 31, 2019 and 2020 was $0.3 million in each year.

Determining Fair Value

The estimated grant-date fair value of the Company’s stock-based awards was calculated using the Black-Scholes option pricing model, based on the following assumptions:

YEAR ENDED DECEMBER 31,
	2019	2020
Expected term (in years)	3.2 – 6.1	3.2 – 6.1
Volatility	68.6% – 84.4%	67.1% – 95.4%
Risk-free interest rate	1.61% – 2.56%	0.36% –2.56%
Dividend yield	—%	—%

Each of these inputs is subjective and generally requires significant judgment.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method, which is based on the mid-point between the contractual term and vesting period.

Volatility—The Company determines volatility based on the historical volatilities of comparable publicly traded life science companies over a period equal to the expected term because it has no trading history for its common stock price. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility on its own stock becomes available.

Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Dividend Yield—The Company has never paid and has no plans to pay any dividends on its common stock. Therefore, the Company has used an expected dividend yield of zero.

Stock-Based Compensation

Total stock-based compensation recognized in the statements of operations for the years ended December 31, 2019 and 2020 are as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
	(in thousands)
Research and development	$121	$283
General and administrative	197	143

Total stock-based compensation	$318	$426

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

As of December 31, 2020, total unrecognized stock-based compensation expense is approximately $0.9 million, related to unvested stock options to be recognized over the remaining weighted-average vesting period of 3.2 years.

Restricted Stock Awards

The Company has previously granted a total of 64,056 shares of restricted stock awards (“RSA”s) to certain employees and consultants, which were fully vested at the end of 2018. These RSAs are included in the shares of common stock outstanding on the consolidated balance sheets as of December 31, 2019 and 2020.

10. Income Taxes

For the year ended December 31, 2019, the Company did not record any income tax expense. For the year ended December 31, 2020, the Company recorded income tax expense of $3,000. The Company has incurred net operating losses for all periods presented. The Company has not reflected any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements. All losses before income taxes were generated in the United States.

The effective tax rate of the provision for income taxes differs from the federal statutory rate as follows:

	DECEMBER 31,
	2019	2020
U.S. federal taxes at statutory rate	21.0%	21.0%
State taxes (net of federal benefit)	3.2	2.3
Non-deductible expenses	(1.0)	(0.3)
Credits	8.4	11.9
Change in valuation allowance	(31.7)	(34.9)
Other	0.1	0.0

Total	0.0%	0.0%

Deferred Tax Assets

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets are as follows:

	DECEMBER 31,
	2019	2020
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$11,868	$16,007
Tax credits carryforwards	5,546	7,661
Capitalized start-up costs	715	644
Accrued expenses	144	198
Stock-based compensation	84	64
Depreciation	1	1

Total gross deferred tax assets	18,358	24,575
Less: valuation allowance	(18,358)	(24,575)

Total deferred tax assets, net	$—	$—

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. The Company has established a valuation allowance to offset deferred tax assets as of December 31, 2019 and 2020 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The changes in the valuation allowance for the years ending December 31, 2019 and 2020 were $3.5 million and $6.2 million, respectively.

Net Operating Loss and Tax Credit Carryforwards

The Company has federal net operating loss carryforwards (“NOLs”) of $66.8 million as of December 31, 2020 which will begin to expire in 2033 except for $36.7 million of the NOLs that can be carried forward indefinitely. As a result of the U.S. Tax Cuts and Jobs Act, for U.S. income tax purposes, federal NOLs generated in tax years beginning before January 1, 2018 can still be carried forward for up to 20 years, but NOLs generated for tax years beginning after December 31, 2017 can be carryforward indefinitely and are limited to 80% utilization against taxable income.

As of December 31, 2020, the Company has state NOLs for California of $0.4 million, Massachusetts of $28.5 million, and New Hampshire of $2.3 million. The state NOLs, if not utilized, will expire beginning in 2033 and 2034.

As of December 31, 2020, Company has federal research and development (“R&D”) credit carryforwards of approximately $0.5 million which will begin to expire in 2033 for federal tax purposes. As of December 31, 2020, the Company has California R&D credit carryforwards of approximately $0.3 million which can be carried forward indefinitely and Massachusetts R&D credit carryforwards of approximately $0.2 million which will expire in 2032.

As of December 31, 2020, the Company has federal orphan drug credit carryforwards of approximately $8.8 million available to reduce future taxable income, if any, which will begin to expire in 2037 for federal tax purposes.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the events of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. As a result of such ownership changes, the Company’s ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change may be significantly reduced. As a result, the Company’s deferred tax asset and related valuation allowance would be reduced. As of December 31, 2020, the Company has not performed a Section 382 study to determine the amount of reduction, if any.

Unrecognized Tax Benefits

The Company has unrecognized tax benefits of $1.4 million and $2.1 million as of December 31, 2019 and 2020, which would affect the effective tax rate if recognized; however, recognition would be in the form of a deferred tax attribute which would be offset by a valuation allowance with no impact to tax expense. The Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months. The Company has recognized no interest or penalties related to uncertain tax positions for the periods presented.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	DECEMBER 31,
	2019	2020
	(in thousands)
Unrecognized tax benefits, beginning of period	$1,056	$1,391
Gross increases related to prior tax positions	—	23
Gross decreases related to prior tax positions	(26)	—
Lapse of statute of limitations	—	(17)
Gross increases related to current tax positions	361	707

Unrecognized tax benefits, end of period	$1,391	$2,104

IMAGO BIOSCIENCES, INC.

Notes to Consolidated Financial Statements

The Company files income tax returns in the United States, California, Massachusetts, New Hampshire, and New Jersey. The Company is not currently under examination by income tax authorities in federal state or other jurisdictions. All tax returns remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any NOLs or credits.

On March 27, 2020 and December 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and the Consolidated Appropriation Act (“CAA”), respectively, as a result of the COVID-19 pandemic, which contain among other things, numerous income tax provisions. Some of these tax provisions are expected to be effective retroactively for years ending before the date of enactment. The company has evaluated the current legislation and at this time, does not anticipate the CARES Act or the CAA to have a material impact on its consolidated financial statements.

11. Net Loss Per Share

The following potentially dilutive shares, including all outstanding stock options, were not included in the calculation of diluted shares outstanding for the period presented as the effect would have been anti-dilutive:

	YEAR ENDED DECEMBER 31,
	2019	2020
Convertible preferred stock	9,020,460	21,435,632
Outstanding stock options	1,060,071	1,729,843

Total	10,080,531	23,165,475

12. Subsequent Events

The Company has evaluated subsequent events through April 5, 2021, the date the consolidated financial statements were available for issuance, and through July 13, 2021 with respect to the reverse stock split discussed in Note 1.

2021 Stock Options Grants

Through March 31, 2021, the Company granted options to purchase an aggregate of 1,419,547 shares of common stock at an exercise price of $4.20 per share.

IMAGO BIOSCIENCES, INC.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share and per share data)

	DECEMBER 31,	MARCH 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	$19,266	$8,984
Short-term investments	57,375	73,756
Prepaid expenses and other current assets	1,181	1,920

Total current assets	77,822	84,660
Property and equipment, net	8	5
Long-term investments	19,689	6,501
Other long-term assets	1,414	2,212

Total assets	$98,933	$93,378

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,379	$2,768
Accrued expenses and other current liabilities	3,726	3,560

Total current liabilities	5,105	6,328

Total liabilities	5,105	6,328
Commitments and contingencies (Note 6)
Convertible preferred stock, $0.0001 par value; 180,059,639 shares authorized as of December 31, 2020 and March 31, 2021; 21,435,632 shares issued and outstanding as of December 31, 2020 and March 31, 2021; aggregate liquidation preference of $165,500 as of December 31, 2020 and March 31, 2021	162,612	162,612
Stockholders’ deficit:
Common stock, $0.0001 par value; 228,300,000 shares authorized as of December 31, 2020 and March 31, 2021; 1,030,023 shares issued and outstanding as of December 31, 2020 and March 31, 2021	—	—
Additional paid-in capital	1,561	1,880
Accumulated other comprehensive income (loss)	(3)	9
Accumulated deficit	(70,342)	(77,451)

Total stockholders’ deficit	(68,784)	(75,562)

Total liabilities, convertible preferred stock and stockholders’ deficit	$98,933	$93,378

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Condensed Consolidated Statements of Operations

(unaudited)

(in thousands, except share and per share data)

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Operating expenses:
Research and development	$3,692	$4,772
General and administrative	501	2,376

Total operating expenses	4,193	7,148

Loss from operations	(4,193)	(7,148)
Other income (expense), net:
Interest income	6	87
Change in fair value of convertible preferred stock tranche liability	(57)	—
Other income (expense), net	(1)	(48)

Total other income (expense), net	(52)	39

Net loss	$(4,245)	$(7,109)

Net loss per share, basic and diluted	$(4.17)	$(6.90)

Weighted-average shares used in computing net loss per share, basic and diluted	1,018,119	1,030,023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Condensed Consolidated Statements of Comprehensive Loss

(unaudited)

(in thousands)

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Net loss	$(4,245)	$(7,109)
Other comprehensive income:
Unrealized gain on available-for-sale securities	8	12

Comprehensive loss	$(4,237)	$(7,097)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(unaudited)

(in thousands, except share data)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance as of January 1, 2020	9,020,460	$54,771	1,018,119	$—	$1,106	$1	$(52,509)	$(51,402)
Stock-based compensation	—	—	—	—	84	—	—	84
Other comprehensive income	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	(4,245)	(4,245)

Balance as of March 31, 2020	9,020,460	$54,771	1,018,119	$—	$1,190	$9	$(56,754)	$(55,555)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(unaudited)

(in thousands, except share data)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance as of January 1, 2021	21,435,632	$162,612	1,030,023	$—	$1,561	$(3)	$(70,342)	$(68,784)
Stock-based compensation	—	—	—	—	319	—	—	319
Other comprehensive income	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	(7,109)	(7,109)

Balance as of March 31, 2021	21,435,632	$162,612	1,030,023	$—	$1,880	$9	$(77,451)	$(75,562)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Cash flows from operating activities:
Net loss	$(4,245)	$(7,109)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of premium on available-for-sale investments	—	47
Depreciation and amortization	—	3
Change in fair value of convertible preferred stock tranche liability	57	—
Stock-based compensation	84	319
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(146)	(739)
Other long-term assets	—	(798)
Accounts payable	247	1,389
Accrued expenses and other current liabilities	244	(166)

Net cash used in operating activities	(3,759)	(7,054)

Cash flows from investing activities:
Purchases of available-for-sale investments	—	(14,728)
Proceeds from sales and maturities of available-for-sale investments	1,750	11,500

Net cash provided by (used in) investing activities	1,750	(3,228)

Net decrease in cash and cash equivalents	(2,009)	(10,282)
Cash and cash equivalents at beginning of period	4,961	19,266

Cash and cash equivalents at end of period	$2,952	$8,984

Supplemental cash flow disclosure:
Cash paid for taxes	$7	$27

Supplemental disclosure of non-cash financing activities:
Deferred initial public offering costs included in accounts payable and accrued expenses	$—	$794

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Description of Business

Description of the Business

Imago BioSciences, Inc. (“Imago” or the “Company”) was incorporated on March 28, 2012 as a Delaware corporation and is headquartered in South San Francisco, California. The Company is a clinical-stage biopharmaceutical company discovering and developing small molecule product candidates that target lysine-specific demethylase 1 (“LSD1”), an enzyme that plays a central role in the production of blood cells in the bone marrow. The Company is focused on improving the quality of life of patients with cancer and bone marrow diseases in addition to prolonging their lives. The Company’s lead product candidate is bomedemstat for the treatment of myeloproliferative neoplasms (“MPNs”), a family of related, chronic cancers of the bone marrow. The three most common MPNs are myelofibrosis (“MF”), essential thrombocythemia (“ET”) and polycythemia vera. The Company is pursuing the development of bomedemstat as a potentially disease-modifying therapy in MF to address the limitations of currently approved therapies. The Company is currently enrolling patients in two Phase 2 clinical trials of bomedemstat for the treatment of ET and MF.

Liquidity

The Company has incurred net losses and cash out flows from operations since inception and as of March 31, 2021 has an accumulated deficit of $77.5 million. As of March 31, 2021, the Company had cash, cash equivalents and short-term investments of $82.7 million, which are available to fund future operations.

Management expects to incur additional losses in the future to conduct research and development and recognizes the need to raise capital to fully implement its business plan. The Company has historically financed its operations primarily with the proceeds from the issuance of its convertible preferred stock and to a lesser extent debt financing. The Company may raise additional capital through additional equity financings, debt financings or other sources. Based on projected activities, management believes that its existing cash, cash equivalents and short-term investments as of March 31, 2021 will be sufficient to support operations for at least the next 12 months following issuance of these condensed consolidated financial statements.

Reverse Stock Split

On July 10, 2021, the Company’s Board of Directors approved a reverse stock split of the Company’s common stock on a 8.4-for-1 basis (the “Reverse Stock Split”), which became effective on July 13, 2021. In connection with the Reverse Stock Split, all references to shares of common stock, convertible preferred stock, and options and per share amounts have been retroactively adjusted for all periods presented in these condensed consolidated financial statements to reflect this Reverse Stock Split. Authorized shares and par values were not adjusted.

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to, certain accrued liabilities for research and development activities, valuation of deferred tax assets, the fair values of common and preferred stock, the fair value of stock options and the fair value of the convertible preferred stock tranche liability. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Financial Statements

The unaudited interim condensed consolidated balance sheet as of March 31, 2021, and the interim condensed consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the three months ended March 31, 2020 and 2021 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for the fair statement of the Company’s financial position, results of operations and cash flows for the interim periods presented. The financial data and the other financial information disclosed in these notes to the condensed consolidated financial statements related to the three-month periods are also unaudited. The condensed results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited consolidated financial statements as of that date. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. The Company’s cash equivalents include deposits in money market accounts which were unrestricted as to withdrawal or use and are stated at fair value.

Investments

All investments in debt securities have been classified as “available-for-sale” and are carried at estimated fair value as determined based upon quoted market prices or pricing models for similar securities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments have maturities less than one year as of the condensed consolidated balance sheet dates. Long-term investments have maturities greater than one year as of the condensed consolidated balance sheet dates. Unrealized gains and losses are excluded from operations and are reported as a component of comprehensive loss. Realized gains and losses and declines in fair value judged to be other than temporary, if any, on investments in debt securities are included in other income (expense), net in the condensed consolidated statements of operations. The cost of securities sold is based on the specific-identification method. Interest earned on investments in securities is included in interest income.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value on a recurring basis in the condensed consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company measures fair value based on a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities as of the measurement date.

Level 2—Inputs (other than quoted prices included within Level 1) that are directly observable for the asset or liability or indirectly observable for similar assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

The Company’s cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued and other current liabilities approximate their fair value due to their short maturities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Cash, cash equivalents and short-term investments are invested through banks and other accredited financial institutions in the United States. Such deposits may be in excess of federally insured limits.

Risk and Uncertainties

The Company is subject to certain risks and uncertainties similar to other development-stage biopharmaceutical companies, including but not limited to: the Company’s ability to successfully develop, manufacture, and market its products; the Company’s ability to obtain regular clearance from U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales; new technological innovations; the Company’s dependence on key personnel; the Company’s ability to obtain, maintain and enforce intellectual property protection directed to its current and any future technologies that it develops; compliance with governmental regulations; uncertainty of market acceptance of products; product liability; and the Company’s need to obtain additional financing.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, audit and filing fees relating to an IPO, are capitalized. The deferred offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred offering costs will be expensed. As of December 31, 2020, the Company did not incur any deferred offering costs. As of March 31, 2021, $0.8 million of deferred offering costs were capitalized, which are included in other long-term assets in the accompanying condensed consolidated balance sheets.

Convertible Preferred Stock Tranche Liability

The Company’s obligation to issue additional shares of its Series B convertible preferred stock at a fixed price in a future closing represents a freestanding financial instrument that is accounted for as a liability. The liability is measured at fair value from the original issuance date of its Series B convertible preferred stock in March 2019 and is subject to remeasurement at each reporting period with changes in fair value recognized in the condensed consolidated statements of operations until settlement or extinguishment. The convertible preferred stock tranche liability was settled on the closing of the Company’s Series B convertible preferred stock financing in July 2020.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel related costs, including stock-based compensation, laboratory supplies, clinical studies and related clinical manufacturing costs, fees paid to other entities to conduct certain research and development activities on the Company’s behalf, as well as allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.

The Company estimates preclinical and clinical study research expenses based on the services performed, pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical and clinical studies and research services on its behalf. The Company records the costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued and other current liabilities in the condensed consolidated balance sheets. These costs are a component of the Company’s research and development expenses. The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers under the service agreements. The Company makes significant judgments and estimates in determining the accrued and other current liabilities balance. As actual costs become known, the Company adjusts its accrued expenses. The Company has not experienced any material differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from the Company’s estimates, resulting in adjustments

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

to expense in future periods. Changes in these estimates that result in material changes to the Company’s accrued costs could materially affect the Company’s results of operations.

Stock-Based Compensation

Stock-based compensation is measured at the grant date for all equity awards granted to employees and non-employees based on the fair value of the awards, including stock options and restricted shares. The Company estimates the fair value of stock-based awards on the date of grant using the Black-Scholes option-pricing model. For stock-based awards that vest subject to the satisfaction of a service requirement, the expense is recognized using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of the Company’s common stock outstanding for the period, without consideration for potential dilutive shares of common stock. As the Company is in a loss position for the period presented, diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive.

Comprehensive Loss

Comprehensive loss includes net loss and certain changes in stockholders’ deficit that are excluded from net loss. The Company’s comprehensive loss is comprised of unrealized gains and losses on the Company’s available-for-sale investments.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (a) no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent Issued Accounting Standards Not Yet Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. As an emerging growth company, this new standard is effective for the Company in the fiscal year beginning January 1, 2023 and must be adopted using a modified retrospective approach, with certain exceptions. The Company is currently evaluating the impact of this standard on its condensed consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify the accounting for income taxes. The guidance eliminates certain exceptions to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. As an emerging growth company, this new standard is effective for the Company for fiscal year beginning January 1, 2022. The Company is evaluating the impact of this standard on its condensed consolidated financial statements and related disclosures.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

3. Fair Value Measurements

The following tables presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values:

	DECEMBER 31, 2020
	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE
	(in thousands)
Assets:
Money market funds	$11,938	$—	$—	$11,938
Corporate bonds	—	5,671	—	5,671
Commercial paper	—	57,195	—	57,195
U.S. treasury securities	—	20,196	—	20,196

Total financial assets	$11,938	$83,062	$—	$95,000

	MARCH 31, 2021
	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE
	(in thousands)
Assets:
Money market funds	$4,785	$—	$—	$4,785
Corporate bonds	—	6,888	—	6,888
Commercial paper	—	56,214	—	56,214
U.S. treasury securities	—	17,156	—	17,156

Total financial assets	$4,785	$80,258	$—	$85,043

Money market funds are highly liquid investments and are actively traded. The pricing information on the Company’s money market funds are readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy.

The Company’s short-term investments are classified as cash equivalents if their original maturities are less than three months. The Company’s short-term investments are considered Level 2 financial instruments as their fair values are determined using inputs that are observable in the market or can be derived principally from recently executed transactions, cash flow models with yield curves, and benchmark securities.

Convertible Preferred Tranche Liability

The Company’s convertible preferred stock tranche liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. In determining the fair value of the convertible preferred stock tranche liability, the Company used the Hybrid Tranche Model pricing model to estimate the fair value using unobservable inputs. On the closing of the Company’s Series B convertible preferred stock financing in July 2020, the convertible preferred stock tranche liability was settled and recorded to Series B convertible preferred stock. Accordingly, there is no convertible preferred stock tranche liability as of December 31, 2020 and March 31, 2021.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

A summary of the significant unobservable inputs used in measuring the Company’s convertible preferred stock tranche liability as of March 31, 2020 is as follows:

MARCH 31, 2020
Time to liquidity (years)	0.19
Probability of second closing	95%
Discount rate	20%

The following tables provides a summary of changes in the estimated fair value of the Company’s convertible preferred stock tranche liability measured on a recurring basis using significant Level 3 inputs:

THREE MONTHS ENDED MARCH 31, 2020
(in thousands)
Beginning balance	$2,495
Recognition of convertible preferred stock tranche liability upon issuance of Series B convertible preferred stock	—
Change in fair value	57

Ending balance	$2,552

4. Investments

The following tables summarizes the fair value and amortized cost of the Company’s available-for-sale debt securities by major security type:

	DECEMBER 31, 2020
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	AGGREGATE FAIR VALUE
	(in thousands)
Money market funds	$11,938	$—	$—	$11,938
Corporate bonds	5,672	1	(2)	5,671
Commercial paper	57,197	3	(5)	57,195
U.S. treasury securities	20,196	2	(2)	20,196

Total cash equivalents and investments	$95,003	$6	$(9)	$95,000

	MARCH 31, 2021
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	AGGREGATE FAIR VALUE
	(in thousands)
Money market funds	$4,785	$—	$—	$4,785
Corporate bonds	6,889	—	(1)	6,888
Commercial paper	56,208	7	(1)	56,214
U.S. treasury securities	17,152	4	—	17,156

Total cash equivalents and investments	$85,034	$11	$(2)	$85,043

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

The following table summarizes the classification of the Company’s available-for-sale debt securities on the condensed consolidated balance sheets:

	DECEMBER 31, 2020	MARCH 31, 2021
	(in thousands)
Cash equivalents	$17,936	$4,786
Short-term investments	57,375	73,756
Long-term investments	19,689	6,501

Total cash equivalents and investments	$95,000	$85,043

The following table summarizes the fair values of the Company’s available-for-sale debt securities by contractual maturity:

	DECEMBER 31, 2020	MARCH 31, 2020
	(in thousands)
Within one year	$75,311	$78,542
After one year through two years	19,689	6,501

Total cash equivalents and investments	$95,000	$85,043

There were no impairments of available-for-sale debt securities considered “other-than-temporary” during the three months ended March 31, 2020 and 2021 and as it was more likely than not the Company would hold the securities until maturity or a recovery of the cost basis.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	DECEMBER 31, 2020	MARCH 31, 2021
	(in thousands)
Prepaid research and development	$853	$1,325
Other	328	595

Total prepaid expenses and other current assets	$1,181	$1,920

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	DECEMBER 31, 2020	MARCH 31, 2021
	(in thousands)
Accrued research and development	$2,670	$2,044
Accrued bonuses	538	277
Accrued vacation	282	332
Accrued professional service expenses	—	383
Other	236	524

Total accrued expenses and other current liabilities	$3,726	$3,560

6. Commitments and Contingencies

Operating Lease

As of December 31, 2020 and March 31, 2021 the Company has two cancellable operating lease agreements with lease terms of less than 12 months. For three months ended March 31, 2020 and 2021, rent expense was $27,000 and $30,000, respectively.

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2020 and March 31, 2021, the Company does not have any material indemnification claims that were probable or reasonably possible and, consequently, has not recorded related liabilities.

7. Convertible Preferred Stock and Common Stock

Convertible Preferred Stock

Convertible preferred stock consists of the following:

	DECEMBER 31, 2020 AND MARCH 31, 2021
	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	NET CARRYING VALUE	LIQUIDATION PREFERENCE
Convertible Preferred Stock			(in thousands)
Series A	47,647,051	5,672,256	$38,015	$40,500
Series B	66,176,463	7,878,135	44,895	45,000
Series C	66,236,125	7,885,241	79,702	80,000

Total	180,059,639	21,435,632	$162,612	$165,500

The Company classifies its convertible preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the control of the Company (including a merger, acquisition or sale of all or substantially all of the Company’s assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event as of December 31, 2020 and March 31, 2021 was not probable of occurring. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such liquidation event will occur.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Common Stock

The holders of the Company’s common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when, as, and if declared by the board of directors, subject to the prior rights of the convertible preferred stockholders. The holders have no preemptive or other subscription rights and there is no redemption or sinking fund provisions with respect to such shares. As of March 31, 2021, no such dividends were declared or accrued.

The Company reserved the following shares of common stock, on an as-if converted basis, for issuance as follows:

	DECEMBER 31, 2020	MARCH 31, 2021
Conversion of outstanding shares of convertible preferred stock	21,435,632	21,435,632
Options outstanding under the 2012 Equity Incentive Plan	1,729,843	2,976,906
Options available for future grant	1,678,228	431,165

Total	24,843,703	24,843,703

8. Stock-Based Compensation

2012 Equity Incentive Plan

In October 2012, the Company adopted the 2012 Equity Incentive Plan (the “2012 Plan”) under which 238,095 shares of the Company’s common stock were initially reserved for issuance to employees, directors and consultants. The Company’s board of directors has the authority to determine to whom options will be granted, the number of shares, the term, and the exercise price. Options granted under the Plan have a term of up to 10 years and generally vest over a one- to four-year period. The exercise price of awards granted will not be less than the estimated fair value of the underlying common stock on the grant date. Total shares authorized under the 2012 Plan as of March 31, 2021 are 3,485,777.

Stock Option Activity

Stock option activity under the 2012 Plan was as follows:

	OPTIONS AVAILABLE FOR GRANT	NUMBER OF OPTIONS OUTSTANDING	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
					(in thousands)
Balances as of January 1, 2021	1,678,228	1,729,843	$2.08	7.75	$3,666
Options granted	(1,419,547)	1,419,547	4.20
Options cancelled	172,484	(172,484)	1.88

Balances as of March 31, 2021	431,165	2,976,906	$3.10	8.57	$3,265

Vested and expected to vest as of March 31, 2021		2,976,906	$3.10	8.57	$3,265

Exercisable as of March 31, 2021		1,010,315	$2.36	6.60	$1,856

The Company did not have any stock options exercised during the three months ended March 31, 2020 and 2021.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

The weighted-average grant-date fair value per share for stock options granted during the three months ended March 31, 2020 and 2021 was $0.12 and $0.30, respectively. The total fair value of stock options vested for the three months ended March 31, 2020 and 2021 was $0.1 million and $0.2 million, respectively.

Determining Fair Value

The estimated grant-date fair value of the Company’s stock-based awards was calculated using the Black-Scholes option pricing model, based on the following assumptions:

THREE MONTHS ENDED MARCH 31,
	2020	2021
Expected term (in years)	6.0 – 6.1	5.9 – 6.1
Volatility	67.1% – 68.6%	68.3% – 69.9%
Risk-free interest rate	0.5% – 1.7%	0.6% – 1.1%
Dividend yield	—%	—%

Each of these inputs is subjective and generally requires significant judgment.

Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method, which is based on the mid-point between the contractual term and vesting period.

Volatility—The Company determines volatility based on the historical volatilities of comparable publicly traded life science companies over a period equal to the expected term because it has no trading history for its common stock price. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility on its own stock becomes available.

Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Dividend Yield—The Company has never paid and has no plans to pay any dividends on its common stock. Therefore, the Company has used an expected dividend yield of zero.

Stock-Based Compensation

Total stock-based compensation recognized in the condensed consolidated statements of operations is as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
	(in thousands)
Research and development	$31	$57
General and administrative	53	262

Total stock-based compensation	$84	$319

As of March 31, 2021, total unrecognized stock-based compensation expense is approximately $4.2 million, related to unvested stock options to be recognized over the remaining weighted-average vesting period of 3.6 years.

IMAGO BIOSCIENCES, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Restricted Stock Awards

The Company has previously granted a total of 64,056 shares of restricted stock awards (“RSA”s) to certain employees and consultants, which are fully vested and exercised. These RSAs are included in the shares of common stock outstanding on the condensed consolidated balance sheets as of December 31, 2020 and March 31, 2021.

9. Income Taxes

For the three months ended March 31, 2020 and 2021, the Company did not record any income tax expense. The U.S. federal and state deferred tax assets generated from the Company’s net operating losses have been fully reserved, as the Company believes it is not more likely than not that the benefit will be realized.

10. Net Loss Per Share

The following potentially dilutive shares, including all outstanding stock options, were not included in the calculation of diluted shares outstanding for the period presented as the effect would have been anti-dilutive:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Convertible preferred stock	9,020,460	21,435,632
Outstanding stock options	1,277,001	2,976,906

Total	10,297,461	24,412,538

11. Subsequent Events

The Company has evaluated subsequent events through May 18, 2021, the date that these condensed consolidated financial statements were available for issuance, and through July 13, 2021 with respect to the reverse stock split discussed in Note 1.

7,000,000 shares

Imago BioSciences, Inc.

Common Stock

Jefferies

Cowen

Stifel

Guggenheim Securities

Prospectus dated                , 2021

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Global Select Market listing fee.

ITEM	AMOUNT PAID OR TO BE PAID
SEC registration fee	$14,053
FINRA filing fee	30,000
The Nasdaq Global Select Market Listing fee	150,000
Printing and engraving expenses	375,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,050,000
Blue Sky, qualification fees and expenses	10,000
Transfer Agent fees and expenses	5,000
Miscellaneous expenses	65,947

Total	$3,200,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;
∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
∎	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or
∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

∎	we shall indemnify our directors and officers, and may indemnify our employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

∎

we shall advance expenses to our directors and officers and may advance expenses to our employees and agents in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

∎	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, to be attached as Exhibit 3.3 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.5 hereto, provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2018, which were not registered under the Securities Act.

1.	In November 2018, we issued convertible promissory notes in the aggregate principal amount of approximately $2.5 million to six accredited investors.

2.

In March and May 2019 and July 2020, we issued an aggregate of 7,878,135 shares of our Series B convertible preferred stock to 13 accredited investors, at a price per share of $5.712 in cash or conversion of convertible promissory notes issued by us, for gross proceeds (including the cancellation of indebtedness) of approximately $45.0 million.

3.

In November 2020, we issued an aggregate of 7,885,241 shares of our Series C convertible preferred stock to 28 accredited investors, at a price per share of $10.1455, for gross proceeds of approximately $80.0 million.

4.

We granted stock options and stock awards to employees, directors and consultants covering an aggregate of 2,853,140 shares of common stock, at a weighted-average average exercise price of approximately $3.48 per share. Of these, 322,165 options were cancelled without being exercised and no unvested shares were repurchased concurrent with employee terminations.

5.

We sold 68,940 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $0.1 million upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (3) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (4)-(5) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION	INCORPORATED BY REFERENCE			FILED HEREWITH
		FORM	DATE	NUMBER

1.1	Form of Underwriting Agreement.	S-1/A	7/12/2021	1.1

3.1	Intentionally omitted.

3.2	Amended and Restated Certificate of Incorporation, as amended, currently in effect.				X

3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.	S-1/A	7/12/2021	3.3

3.4	Bylaws, currently in effect.	S-1	6/25/2021	3.4

3.5	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.	S-1/A	7/12/2021	3.5

4.1	Reference is made to Exhibits 3.2 through 3.4.

4.2	Form of Common Stock Certificate.	S-1/A	7/12/2021	4.2

5.1	Opinion of Latham & Watkins LLP.	S-1/A	7/12/2021	5.1

10.1	Amended and Restated Investors’ Rights Agreement, by and among Imago BioSciences, Inc. and the investors listed therein.	S-1	6/25/2021	10.1

10.2(a)#	2012 Equity Incentive Plan, as amended.	S-1	6/25/2021	10.2(a)

10.2(b)#	Form of Stock Option Agreement under 2012 Equity Incentive Plan.	S-1	6/25/2021	10.2(b)

10.2(c)#	Form of Early Exercise Stock Option Agreement under 2012 Equity Incentive Plan.	S-1	6/25/2021	10.2(c)

10.2(d)#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under 2012 Equity Incentive Plan.	S-1	6/25/2021	10.2(d)

10.3(a)#	2021 Incentive Award Plan.	S-1/A	7/12/2021	10.3(a)

10.3(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan.	S-1/A	7/12/2021	10.3(b)

10.3(c)#	Form of Restricted Stock Unit Award Grant Notice under the 2021 Incentive Award Plan.	S-1/A	7/12/2021	10.3(c)

10.4#	2021 Employee Stock Purchase Plan.	S-1/A	7/12/2021	10.4

10.5#	Employment Agreement by and between Imago BioSciences, Inc. and Hugh Y. Rienhoff, Jr.	S-1/A	7/12/2021	10.5

10.6#	Employment Agreement by and between Imago BioSciences, Inc. and Laura G. Eichorn.	S-1/A	7/12/2021	10.6

EXHIBIT NUMBER	EXHIBIT DESCRIPTION	INCORPORATED BY REFERENCE			FILED HEREWITH
		FORM	DATE	NUMBER

10.7#	Employment Agreement by and between Imago BioSciences, Inc. and Jennifer Peppe.	S-1/A	7/12/2021	10.7

10.8#	Employment Agreement by and between Imago BioSciences, Inc. and Amy E. Tapper.	S-1/A	7/12/2021	10.8

10.9#	Employment Agreement by and between Imago BioSciences, Inc. and Matthew Plunkett.	S-1/A	7/12/2021	10.9

10.10#	Non-Employee Director Compensation Program.	S-1/A	7/12/2021	10.10

10.11	Form of Indemnification Agreement for directors and officers.	S-1/A	7/12/2021	10.11

10.12#	Employment Agreement by and between Imago BioSciences, Inc. and Wan-Jen Hong.	S-1/A	7/12/2021	10.12

10.13	Form of Change of Control and Severance Agreement for officers.	S-1/A	7/12/2021	10.13

10.14	Private Placement Purchase Agreement between Imago BioSciences, Inc. and Pfizer Inc.	S-1/A	7/12/2021	10.14

23.1	Consent of Independent Registered Public Accounting Firm.				X

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).	S-1/A	7/12/2021	23.2

24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.	S-1	6/25/2021	24.1

#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California on July 13, 2021.

Imago BioSciences, Inc.

By:	/s/ Hugh Y. Rienhoff, Jr., M.D.
Hugh Y. Rienhoff, Jr., M.D. Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Hugh Y. Rienhoff, Jr., M.D. Hugh Y. Rienhoff, Jr., M.D.	Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2021

/s/ Matthew Plunkett, Ph.D. Matthew Plunkett, Ph.D.	Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2021

* Dennis Henner, Ph.D.	Chairman of the Board of Directors	July 13, 2021

* Robert Baltera	Director	July 13, 2021

* Dina Chaya, Ph.D.	Director	July 13, 2021

* Patrick Heron	Director	July 13, 2021

* Enoch Kariuki, Pharm.D.	Director	July 13, 2021

By:	/s/ Matthew Plunkett, Ph.D.
Matthew Plunkett, Ph.D. Attorney-in-Fact